   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 26, 1998
                                                  REGISTRATION NO. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------
                                   FORM S-1

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                          UNITED ROAD SERVICES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                   DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                        INCORPORATION OR ORGANIZATION)
                                     7549
                         (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)
                                  94-3278455
                               (I.R.S. EMPLOYER
                              IDENTIFICATION NO.)
                               8 AUTOMATION LANE
                            ALBANY, NEW YORK 12205
                                (518) 446-0140
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               EDWARD T. SHEEHAN
                            CHIEF EXECUTIVE OFFICER
                          UNITED ROAD SERVICES, INC.
                               8 AUTOMATION LANE
                            ALBANY, NEW YORK 12205
                                (518) 446-0140
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE

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                                            PROPOSED
 TITLE OF EACH CLASS OF                 MAXIMUM OFFERING PROPOSED MAXIMUM
    SECURITIES TO BE      AMOUNT TO BE      PRICE PER        AGGREGATE        AMOUNT OF
       REGISTERED         REGISTERED(1)     SHARE(2)     OFFERING PRICE(2) REGISTRATION FEE
-------------------------------------------------------------------------------------------
Common Stock, $0.001 par
 value per share.......    6,325,000         $13.00        $82,225,000         $24,256

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(1) Includes 825,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a).

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.


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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED FEBRUARY 26, 1998
PROSPECTUS
      , 1998

                                5,500,000 SHARES

[LOGO]                     UNITED ROAD SERVICES, INC.


                                  COMMON STOCK

  All of the shares of common stock, $0.001 par value per share, offered hereby are being offered by United Road Services, Inc.

  Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for information relating to the factors that will be considered in determining the initial public offering price.

  Application has been made to have the Common Stock approved for listing on the Nasdaq National Market under the symbol "URSI."

  SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                               PRICE   UNDERWRITING   PROCEEDS
                                               TO THE  DISCOUNTS AND   TO THE
                                               PUBLIC  COMMISSIONS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share....................................  $           $            $
Total(3)..................................... $          $            $

--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company estimated at $750,000.
(3) The Company has granted the Underwriters an option exercisable within 30 days after the date of this Prospectus to purchase up to an aggregate of 825,000 additional shares of Common Stock, on the same terms as set forth above, at the Price to the Public, less the Underwriting Discounts and Commissions, solely for the purpose of covering over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting
 Discounts and Commissions and Proceeds to the Company will be $        ,
 $         and $        , respectively. See "Underwriting."

  The shares of Common Stock are being offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by them, subject to certain prior conditions. The Underwriters reserve the right to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about
            , 1998.

DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION
                           CREDIT SUISSE FIRST BOSTON
                                                  BANCAMERICA ROBERTSON STEPHENS

[Pictures of various towing and transport vehicles to be portrayed on inside front cover]


  The Company intends to furnish its stockholders with annual reports containing financial statements for each fiscal year audited by independent auditors.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON
STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  Simultaneously with and as a condition to consummation of the offering made by this Prospectus (the "Offering"), United Road Services, Inc. will acquire, in separate acquisitions (the "Acquisitions") in exchange for cash and shares of its common stock, par value $0.001 per share (the "Common Stock"), all of the common stock and ownership interests of eight motor vehicle and equipment towing and transport service companies (each a "Founding Company" and collectively the "Founding Companies"). Unless otherwise indicated, all references to the "Company" herein include the Founding Companies and United Road Services, Inc., collectively, and references herein to United Road Services mean United Road Services, Inc. prior to consummation of the Acquisitions. For more information about the Acquisitions, see "Certain Transactions."

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the related notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all share, per share and financial information in this Prospectus: (i) has been adjusted to give effect to the Acquisitions; (ii) assumes no exercise of the Underwriters' over-allotment option; (iii) assumes an initial public offering price of $12.00 per share of Common Stock (the "Offering Price"), which is the midpoint of the estimated range of the initial public offering price; and (iv) has been adjusted to give effect to a 3.72-for-1 split of the Common Stock effected in February 1998 and the amendment and restatement of the Company's certificate of incorporation in February 1998.

                                  THE COMPANY

  United Road Services was formed in July 1997 to become a leading national provider of motor vehicle and equipment towing and transport services. Simultaneously with consummation of the Offering, United Road Services will acquire eight towing and transport service companies with combined net revenue of $46.5 million in 1997, making the Company one of the largest providers of these services in North America. The Founding Companies have been in business for periods ranging from seven to 48 years and operate an aggregate of 17 facilities located in seven states. Combined net revenue of the Founding Companies increased at a compound annual rate of approximately 26% from 1995 through 1997.

  The Company offers a broad range of towing and transport services, including towing, impounding and storing motor vehicles, conducting lien sales and auctions of abandoned vehicles, and transporting new and used vehicles, insurance salvage vehicles and heavy construction equipment. The Company derives revenue from towing and transport services based on distance, time or fixed charges and from impounding and storage services based on daily fees. In the event that impounded vehicles are not claimed by their owners within prescribed time periods, the Company is paid from the proceeds of lien sales or auctions. The Company's customers include commercial entities, such as automobile leasing companies, insurance companies, automobile auction companies, automobile dealers, repair shops and fleet operators; law enforcement agencies such as police, sheriff and highway patrol departments; and individual motorists.

 The Company estimates that the towing and transport service industry generated net revenue of approximately $15 billion in North America in 1997. Based on available industry data, the Company believes that the industry is highly fragmented with over 40,000 operating businesses in North America, most of which are small, local and owner-operated, with limited access to capital for modernization and expansion. The Company believes that recent industry growth has been driven primarily by the following factors: an increase in the number and average age of registered vehicles; a rise in government mandates (and increased enforcement of such mandates) against unlicensed or uninsured drivers and unregistered vehicles, which results in higher demand for towing and impounding services; the growing popularity of leasing which, according to the National Automobile Dealers Association, has risen from 5% of all new auto sales in 1985 to 30% in 1996, thereby increasing demand for transport services to move off-lease vehicles to auctions and dealers for sale; and the increasing mobility of the United States workforce, which has increased demand for automobile transport in connection with career-related moves.

                                    STRATEGY

  The Company believes there are significant opportunities for a national provider of towing and transport services with high quality service to increase revenue and profitability by expanding its scope of services and customer base, achieving operating efficiencies and expanding through acquisitions. The Company's management team includes executives with experience in implementing acquisition programs and effectively integrating acquired businesses, and representatives of the Founding Companies with significant contacts and experience in the towing and transport service industry. The Company believes that this management team and the fragmented nature of the industry will provide the Company with the capability and opportunity to implement an effective consolidation strategy. The Company expects to obtain a $50.0 million revolving line of credit from Bank of America to be used, in part, to finance future acquisitions.

OPERATING STRATEGY

    Provide High Quality Service. The Company believes that timely, professional and dependable service is the primary generator of repeat business in the towing and transport service industry. The Company will seek to capitalize on the particular strengths of the individual Founding Companies to offer high quality service to all of its customers. The Company intends to implement proven practices of the Founding Companies throughout its operations in areas such as dispatching technology, driver training and professionalism, preventive maintenance and safety.

    Expand Scope of Services and Customer Base. The Company intends to expand the scope of its services by introducing certain capabilities of the individual Founding Companies in other markets where the Company believes such services can be successfully marketed. The Company believes that its size and financial and other resources will permit it to attract customers and contracts that require greater towing, transporting and storage capabilities than those possessed by local owner-operators. The Company intends to utilize its geographic diversity to pursue additional business from existing customers that operate on a regional or national basis, such as leasing companies, insurance companies and automobile auction companies.

    Achieve Operating Efficiencies. The Company will seek to achieve operating efficiencies through improved asset utilization by implementing a "hub-and-spoke" strategy within identified towing markets, with a centralized hub for management, dispatch and maintenance operations that supports multiple satellite truck and impound yards. The Company believes that this strategy will allow it to provide timely service throughout a particular market, while also enabling it to consolidate certain duplicative systems and facilities, thereby spreading certain fixed costs over a larger vehicle fleet. The Company also expects to realize cost savings by centralizing certain administrative functions at its headquarters in Albany, New York, including insurance, employee benefits, accounting and risk management. In the future, the Company intends to use its purchasing power to seek improved pricing in areas such as fuel, vehicles and parts.

    Maintain Local Expertise. The Company anticipates that the managements of the Founding Companies and companies to be acquired in the future will continue to maintain local control of their daily operations. The Company believes that this will allow it to take advantage of the local and regional market knowledge, name recognition and customer relationships possessed by each acquired company.

ACQUISITION STRATEGY

    Enter New Geographic Markets. As part of its "hub-and-spoke" operating strategy, the Company intends to acquire established, high-quality companies in markets where it can establish a leading market position to serve as core businesses into which additional operations may be consolidated. The Company also intends to acquire transport businesses with complementary transport routes and capabilities in markets across North America in order to create an integrated national transport network and use its regional towing operations as feeders for its transport services.

    Expand Within Existing Geographic Markets. Once the Company has established a core presence in a market, it will seek to strengthen its market position by acquiring additional large companies that offer similar services. The Company will also pursue "tuck-in" acquisitions of smaller companies, whose businesses can be integrated into the Company's operations, thereby utilizing the Company's existing infrastructure over a broader vehicle fleet and revenue base. In addition, the Company may seek to vertically integrate its operations by acquiring companies which offer complementary services that the Company does not currently offer.

                                  THE OFFERING

   Common Stock offered.................. 5,500,000 shares
   Common Stock to be outstanding after
    the
    Offering............................. 11,076,101 shares (1)
   Use of proceeds....................... To pay the cash portion of the purchase price for the Founding Companies and for
                                          general corporate purposes, including
                                          working capital and future acquisitions.
                                          See "Use of Proceeds."
   Proposed Nasdaq National Market Sym-
    bol.................................. URSI

  --------------------
  (1) Includes 2,753,365 shares of Common Stock to be issued in connection with the Acquisitions, but excludes 1,107,610 shares of Common Stock reserved for issuance under the Company's stock option plan, 255,000 of which will be subject to outstanding options upon consummation of the Offering. See "Management--1998 Stock Option Plan."

    United Road Services, Inc. was incorporated in July 1997 in Delaware. The Company's executive offices are located at 8 Automation Lane, Albany, New York 12205, and its telephone number is (518) 446-0140.

                   SUMMARY PRO FORMA COMBINED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  United Road Services will acquire the Founding Companies simultaneously with and as a condition to consummation of the Offering. The following table presents unaudited pro forma combined financial data for the Company, adjusted to give effect to (i) the Acquisitions, (ii) certain pro forma adjustments to the historical financial statements described below and (iii) consummation of the Offering and the application of the net proceeds therefrom. The unaudited pro forma combined income statement data assume that the Acquisitions and the Offering were consummated on January 1, 1997 and are not necessarily indicative of the results the Company would have obtained had these events actually occurred on such date or of the Company's future results. See "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Unaudited Pro Forma Combined Financial Statements of the Company and historical financial statements for certain of the Founding Companies including, in each case, the Notes thereto, included elsewhere in this Prospectus.

                                                                  YEAR ENDED
                                                               DECEMBER 31, 1997
                                                               -----------------
                                                                   PRO FORMA
                                                                   COMBINED
   STATEMENT OF OPERATIONS DATA:
     Net revenue..............................................    $   46,542
     Cost of revenue..........................................        33,264
                                                                  ----------
     Gross profit.............................................        13,278
     Selling, general and administrative expenses(1)..........         6,483
     Goodwill amortization(2).................................         1,306
                                                                  ----------
     Income from operations...................................         5,489
     Interest expense and other, net..........................           336
                                                                  ----------
     Income before income taxes...............................         5,153
     Income tax expense(3)....................................         2,417
                                                                  ----------
     Net income...............................................    $    2,736
                                                                  ==========
     Net income per share.....................................    $     0.32
                                                                  ==========
     Shares used in computing net income per share(4).........     8,563,590
                                                                  ==========

                                                               AT
                                                       DECEMBER 31, 1997
                                                       ----------------------
                                                       PRO FORMA        AS
                                                       COMBINED      ADJUSTED(5)
   BALANCE SHEET DATA(6):
     Working capital (deficit)........................ $(33,416)(7)  $ 26,964
     Total assets.....................................   76,016       104,306
     Long-term obligations, excluding current
      installments....................................    7,090         7,090
     Stockholders' equity.............................   27,063        87,693

--------------------
(1) Includes a $2.9 million reduction in salaries, bonuses and benefits to the former owners of the Founding Companies to which they have contractually agreed.
(2) Consists of amortization, over a 40-year estimated life, of goodwill to be recorded as a result of the Acquisitions, which is non-deductible for tax purposes.
(3) Assumes a corporate income tax rate of 38% and the non-deductibility of goodwill.
(4) Includes (i) 2,604,000 shares issued to members of management of United Road Services in connection with the formation of the Company, (ii) 218,736 shares issued to investors pursuant to subscription agreements, (iii) 2,753,365 shares issued to owners of the Founding Companies in connection with the Acquisitions; and (iv) 2,987,489 of the shares to be issued in the Offering, representing that portion of the total 5,500,000 shares to be issued in the Offering necessary to pay the cash portion of the purchase price for the Acquisitions and estimated Acquisition and Offering expenses.
(5) Adjusted for the sale of the 5,500,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."
(6) The unaudited pro forma combined balance sheet data assume that the Acquisitions were consummated on December 31, 1997.
(7) Includes $32.3 million payable to owners of the Founding Companies, representing the cash portion of the purchase price for the Acquisitions considered to be paid from a portion of the net proceeds of the Offering.

               SUMMARY INDIVIDUAL FOUNDING COMPANY FINANCIAL DATA

  The following table presents summary income statement data for the Founding Companies for each of their three most recent fiscal years. The historical income statement data shown below do not give effect to the pro forma adjustments related to contractually agreed upon reductions in salaries, bonuses and benefits to the former owners of the Founding Companies, or any other pro forma adjustments reflected in the Unaudited Pro Forma Combined Financial Statements included elsewhere in this Prospectus. See "The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of the Founding Companies included elsewhere in this Prospectus.

                                                         FISCAL YEARS ENDED(1)
                                                         ----------------------
                                                          1995    1996   1997
                                                            (IN THOUSANDS)
NORTHLAND:
  Net revenue........................................... $4,671  $6,353 $10,159
  Income from operations................................    324     346   1,438
FALCON:
  Net revenue...........................................  4,352   6,203   7,785
  Income (loss) from operations.........................    (93)    374     215
QUALITY:
  Net revenue...........................................  4,396   5,395   6,802
  Income from operations................................    380     986   1,564
CARON:
  Net revenue...........................................  4,624   5,575   6,627
  Income (loss) from operations.........................    341     253    (188)
ABSOLUTE:
  Net revenue...........................................  3,601   3,465   4,780
  Income (loss) from operations.........................     56      73     (82)
KEYSTONE:
  Net revenue...........................................  2,968   3,369   3,943
  Income from operations................................    236     303     196
AUTO SERVICE:
  Net revenue...........................................  2,352   2,874   3,310
  Income from operations................................     33      55     181
MILNE:
  Net revenue...........................................  2,526   2,756   3,136
  Income from operations................................     32     233     144

--------------------
(1) The fiscal years presented are as follows: Quality--the fiscal years ended January 31, 1996 and 1997 and the twelve-month period ended December 31, 1997; Caron--the fiscal years ended September 30, 1995, 1996 and 1997; and Northland, Falcon, Absolute, Keystone, Auto Service and Milne--the fiscal years ended December 31.

                                 RISK FACTORS

  The shares of Common Stock offered hereby involve a high degree of risk. The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of Common Stock offered hereby. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein.

ABSENCE OF COMBINED OPERATING HISTORY; RISKS OF INTEGRATING FOUNDING COMPANIES

  United Road Services was founded in July 1997 but has conducted no operations and generated no revenues to date. United Road Services has entered into definitive agreements to acquire the Founding Companies simultaneously with and as a condition to consummation of the Offering. To date, the Founding Companies have been operating as independent entities, and there can be no assurance that the Company will be able to integrate the operations of these businesses successfully or institute the necessary systems and procedures, including accounting and financial reporting systems, to manage the combined enterprise on a profitable basis. The Company's management group has been assembled only recently, and there can be no assurance that the management group will be able to manage the combined entity or to implement effectively the Company's operating strategy and acquisition program. The Unaudited Pro Forma Combined Financial Statements included herein cover periods when the Founding Companies and United Road Services were not under common control or management and may not be indicative of the Company's future financial or operating results. The inability of the Company to integrate the Founding Companies successfully would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Strategy" and "Management."

RISKS RELATED TO THE COMPANY'S ACQUISITION STRATEGY

  The Company's strategy is to expand its operations significantly through the acquisition of additional towing and transport service companies. There can be no assurance that the Company will be able to identify, acquire or manage profitably additional businesses or integrate successfully any acquired businesses into the Company without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of special risks, including failure of the acquired business to achieve expected results, diversion of management's attention, failure to retain key personnel of the acquired business and risks associated with unanticipated events or liabilities, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company may consider acquiring complementary businesses that provide services that the Company does not currently provide, and there can be no assurance that these complementary businesses can be successfully integrated. In addition, there can be no assurance that the Founding Companies or other companies to be acquired in the future will achieve anticipated revenues and earnings. See "Business--Strategy."

RISKS RELATED TO ACQUISITION FINANCING

  The timing, size and success of the Company's future acquisition efforts and the associated capital requirements cannot be predicted at this time. The Company currently intends to finance future acquisitions by using a combination of Common Stock, cash and debt. To the extent the Company issues shares of Common Stock to finance future acquisitions, the interests of existing stockholders will be diluted. If the Common Stock does not maintain a sufficient market value, or if potential acquisition candidates are unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to pursue its acquisition program. Upon consummation of the Offering and application of the proceeds therefrom, the Company expects to have $28.0 million of net proceeds remaining for future acquisitions and working capital. See "Use of Proceeds." If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity financings. There can be no assurance that the Company will be able to obtain the financing it will need for its acquisition program on acceptable terms, or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Combined Liquidity and Capital Resources."

RISKS RELATED TO OPERATING STRATEGY

  Key elements of the Company's strategy are to increase the revenue and to improve the profitability of acquired companies. The Company intends to increase revenue by continuing to provide high quality service and expanding its scope of services offered and customer base. The Company's ability to increase revenue will be affected by various factors, including demand for towing and transport services, the level of competition, the Company's ability to expand the range of services offered to existing customers, the Company's ability to attract new customers and the Company's ability to attract and retain a sufficient number of qualified personnel. The Company intends to seek to improve profitability by various means, including a reduction of duplicative operating costs and overhead, increased asset utilization and increased purchasing power. The Company's ability to improve profitability will be affected by various factors, including the costs associated with centralizing its administrative functions, its ability to benefit from the elimination of redundant operations, and its ability to benefit from enhanced purchasing power. Many of these factors are beyond the control of the Company, and there can be no assurance that the Company's operating strategy will be successful. See "Business--Strategy."

MANAGEMENT OF GROWTH

  The Company's strategy is to expand its operations through acquisitions and internal growth. Management expects to spend significant time and resources in evaluating, completing and integrating acquisitions. There can be no assurance that the Company's systems, procedures and controls will be adequate to support its operations as they expand. Any future growth will impose significant added responsibilities on members of senior management, including the need to recruit and integrate new senior level managers and executives. There can be no assurance that such additional management will be successfully recruited and retained by the Company. The Company's failure to manage its growth effectively, or its inability to attract and retain additional qualified management, could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON LAW ENFORCEMENT AGENCY RELATIONSHIPS

  The Company provides services to a number of law enforcement agencies pursuant to contracts, which typically have terms of five years or less, and many of which are subject to competitive bidding upon expiration. There can be no assurance that these contracts will be renewed upon expiration or that they will be renewed on terms as favorable to the Company. With other law enforcement agencies, there is no formal contract, and there can be no assurance that a particular customer will continue to use the Company's services or that such customer will not at some future time implement a competitive bidding process for the provision of such services. See "Business--Operations and Services Provided."

COMPETITION

  The towing and transport service industry is highly fragmented and extremely competitive. Competition for the delivery of towing and transport services is based primarily on quality, service, timeliness, price and geographic proximity. The Company competes with certain large towing and transport service companies on a regional and local basis, some of which may have greater financial and marketing resources than the Company. The Company also competes with thousands of smaller local companies, which may have lower overhead cost structures than the Company and may, therefore, be able to provide their services at lower rates than the Company. The Company may also face competition for acquisition candidates from companies which are attempting, or may attempt in the future, to consolidate the towing and transport service industry. Some of the

Company's current or future competitors may be better positioned than the Company to finance acquisitions, to pay higher prices for acquisition candidates pursued by the Company or to finance their internal operations. See "Business--Competition."

NEED FOR INTEGRATED INFORMATION TECHNOLOGY SYSTEMS

  Due to the recent formation of the Company, each of the Founding Companies is currently using the accounting, financial and dispatch systems that it has in place. The Company is beginning the process of selecting and implementing systems that will enable it to centralize its accounting and financial reporting activities at its headquarters in Albany, New York. In addition, the Company intends to explore the development of a national dispatch system for its transport operations. The Company anticipates that it will need to upgrade and expand its information technology systems on an ongoing basis as it expands its operations and completes acquisitions. There can be no assurance that the Company will not encounter unexpected delays and costs in connection with implementing such systems or that such systems when installed will function in accordance with the Company's expectations. See "Business-- Dispatch and Information Systems."

REGULATION

  Towing and transport services are subject to various federal, state and local laws and regulations regarding equipment, driver certification, training and recordkeeping, and workplace safety. The Company's vehicles and facilities are subject to periodic inspection by the United States Department of Transportation and similar state and local agencies. The Company's failure to comply with such laws and regulations could subject it to substantial fines and could lead to the closure of operations that are not in compliance. In addition, certain government contracting laws and regulations may impact the Company's ability to acquire complementary businesses in a given city or county. The Founding Companies have numerous federal, state and local licenses and permits for the conduct of their respective businesses, which may or may not be transferable to the Company upon consummation of the Acquisitions. To the extent that such licenses and permits are not transferable, the Company will be required to reapply for such licenses in order to conduct its business. Any failure by the Company to obtain such licenses and permits or delay in the Company's receipt of such licenses and permits could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation and Environmental Matters."

POTENTIAL EXPOSURE TO ENVIRONMENTAL LIABILITIES

  The Company's operations are subject to a number of federal, state and local laws and regulations relating to the storage of petroleum products, hazardous materials and impounded vehicles, as well as safety regulations relating to the upkeep and maintenance of Company vehicles. In particular, the Company's operations are subject to federal, state and local laws and regulations governing leakage from salvage vehicles, waste disposal, the handling of hazardous substances, environmental protection, remediation, workplace exposure and other matters. It is possible that an environmental claim could be made against the Company or any of the Founding Companies or that one or more of them could be identified by the Environmental Protection Agency, a state agency or one or more third parties as a potentially responsible party under federal or state environmental laws. If the Company or any of the Founding Companies were to be named a potentially responsible party, the Company could be forced to incur substantial investigation, legal and remediation costs, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Government Regulation and Environmental Matters."

POTENTIAL LIABILITIES ASSOCIATED WITH ACQUISITIONS

  The Founding Companies or other companies to be acquired by the Company in the future may have liabilities that the Company did not or may not discover during its pre-acquisition due diligence investigations, including liabilities arising from environmental contamination or non-compliance by prior owners with environmental laws or regulatory requirements, and for which the Company, as a successor owner or operator, may be responsible. The businesses acquired by the Company generally handle and store petroleum and other hazardous substances at their facilities. In the past, there may have been releases of these hazardous substances into the soil or groundwater. The Company may be required under federal, state or local law to investigate and remediate this contamination, which could have a material adverse effect on the Company's business, financial condition and results of operations.

LABOR RELATIONS

  Although currently no employees of the Company are subject to collective bargaining agreements, there can be no assurance that some employees of the Company will not unionize in the future or that the Company will not acquire companies with unionized employees. If employees of the Company were to unionize or the Company were to acquire a company with unionized employees, the Company could incur higher ongoing labor costs and could experience a significant disruption of its operations in the event of a strike or other work stoppage, which could have a material adverse effect on the Company's business, financial condition and results of operations.

LIABILITY AND INSURANCE

  The Company is subject to various possible claims, including claims for personal injury or death caused by accidents involving the Company's vehicles and service personnel, workers' compensation and other employment related claims. Although each of the Founding Companies has maintained its own insurance, the Company expects to obtain insurance on a Company-wide basis, subject to customary deductibles. Certain types of claims such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third-party lawsuits, may not be covered by the Company's insurance. There can be no assurance that the Company will be able to maintain adequate levels of insurance on reasonable terms in the future, if at all, that existing or future claims will not exceed the level of the Company's insurance, or that the Company will have sufficient capital available to pay any uninsured claims.

QUARTERLY FLUCTUATIONS OF OPERATING RESULTS

  The Company expects to experience significant fluctuations in quarterly operating results due to a number of factors, including the timing of acquisitions and related costs; the Company's success in integrating acquired companies; the loss of significant customers or contracts; the timing of expenditures for new equipment and the disposition of used equipment; price changes in response to competitive factors; and general economic conditions. As a result of these fluctuations, results for any one quarter should not be relied upon as being indicative of performance in future quarters.

SEASONALITY

  The towing and transport service industry is subject to seasonal variations. Specifically, the demand for towing services is generally highest in extreme weather, such as heat, cold, rain and snow. Consequently, the summer and winter seasons tend to be the busiest times. Auto transport tends to be strongest in the months with the mildest weather, since inclement weather tends to slow the delivery of vehicles.

START-UP LOSSES

  During the period from July 1997 (inception) through consummation of the Offering and the Acquisitions, United Road Services will have incurred losses because it had no revenues, yet it incurred costs relating to its organization, search for acquisition candidates, and development of the management team and infrastructure required to support its growth strategy and manage its expanded operations. The Unaudited Pro Forma Combined Financial Statements included elsewhere herein give effect to the Acquisitions, as more fully described in the Notes to such statements. Such pro forma combined results, however, are not necessarily indicative of the actual results of operations that would have occurred had the Acquisitions occurred at the beginning of the respective periods presented or of the results that may occur in the future. There can be no assurance that the Company will achieve profitability in the near term, if at all.

RELIANCE ON KEY PERSONNEL

  The Company is highly dependent upon its senior management team. The loss of the service of any member of senior management may have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not presently maintain "key man" life insurance with respect to members of senior management. In addition, the Company's operating facilities are managed by regional and local managers who have an average of 14 years of experience in the towing and transport service industry and substantial knowledge of the local markets served, including former owners and employees of the Founding Companies. The loss of one or more of these managers may have a material adverse effect on the Company's business, financial condition and results of operations in the event that the Company is unable to find a suitable replacement in a timely manner.

  The timely, professional and dependable service required by the towing and transport service industry requires an adequate supply of skilled dispatchers, drivers and support personnel. Accordingly, the Company's success will depend on its ability to employ, train and retain the personnel necessary to meet the Company's service requirements. From time to time, and in particular areas, there are shortages of skilled personnel, and there can be no assurance that the Company will be able to maintain an adequate skilled labor force necessary to operate efficiently, that the Company's labor expenses will not increase as a result of a shortage in the supply of skilled personnel or that the Company will not have to curtail its planned growth as a result of labor shortages.

CONTROL BY EXISTING MANAGEMENT AND STOCKHOLDERS

  Following consummation of the Acquisitions and the Offering, the executive officers and directors (including persons who have agreed to serve as directors) of the Company and the former stockholders of the Founding Companies, including their respective affiliates, will beneficially own 5,399,029 shares, or approximately 48.7%, of the outstanding Common Stock (45.4% if the Underwriters' over-allotment option is exercised in full). Accordingly, these persons, if acting in concert, will hold sufficient voting power to enable them to significantly influence the election of all of the directors and the outcome of all issues submitted to a vote of the stockholders of the Company. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, including transactions in which the holders of Common Stock might receive a premium for their shares over prevailing market prices. See "Principal Stockholders."

SUBSTANTIAL PROCEEDS OF OFFERING PAYABLE TO AFFILIATES

  Of the net proceeds of the Offering, $32.3 million, or approximately 53.3%, will be utilized to pay the cash portion of the purchase price for the Founding Companies, $16.8 million of which will be paid to individuals who will become directors or executive officers of the Company or holders of more than five percent of the Common Stock upon consummation of the Offering and the Acquisitions. See "Use of Proceeds" and "Certain Transactions."

BENEFITS TO MANAGEMENT

  Members of United Road Services' current management own in the aggregate 2,604,000 shares of Common Stock. These stockholders acquired their Common Stock at a price of $0.03 per share. These parties will own, in the aggregate, approximately 23.5% of the outstanding Common Stock following consummation of the Offering and the Acquisitions, which will have a value of approximately $25.0 million. See "Certain Transactions."

NO PRIOR PUBLIC MARKET AND DETERMINATION OF OFFERING PRICE; STOCK PRICE
VOLATILITY

  Prior to the Offering, there has been no public market for the Common Stock. Therefore, the Offering Price for the Common Stock was determined by negotiation between the Company and the Underwriters and may bear no relationship to the price at which the Common Stock will trade after the Offering. See "Underwriting" for the factors to be considered in determining the initial public offering price. The Company has applied to have the Common Stock approved for listing on the Nasdaq National Market. However, there can be no assurance that an active trading market will develop subsequent to the Offering or, if developed, that it will be sustained. After the Offering, the market price of the Common Stock may be subject to significant fluctuations in response to numerous factors, including the timing of any acquisitions by the Company, variations in the Company's annual or quarterly financial results or those of its competitors, the liquidity of the market for the Common Stock, investor perceptions of the Company and the towing and transport service industry in general, changes by financial research analysts in their estimates of the future earnings of the Company, sales of significant amounts of Common Stock by existing holders, loss of key personnel, conditions in the economy in general or in the Company's industry in particular, unfavorable publicity, changes in applicable laws and regulations and other factors. The market price of the Common Stock may also be affected by the Company's ability to meet analyst expectations, and the failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Common Stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Any such litigation against the Company could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations.

CERTAIN ANTI-TAKEOVER PROVISIONS

  Upon consummation of the Offering, the Company's Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of discouraging a third party from attempting to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of Preferred Stock.

  The Company's Amended and Restated Bylaws and indemnification agreements provide that the Company will indemnify officers and directors against losses they may incur in legal proceedings resulting from their service to the Company. In addition, the Company's Amended and Restated Certificate of Incorporation provides for a classified Board of Directors and limits the ability of stockholders to (i) fill vacancies on the Board of Directors, (ii) call special meetings of the stockholders, (iii) take action by written consent or (iv) bring certain matters before a meeting of the stockholders without prior notice to the Company. In addition, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined by such statute. These provisions are designed to encourage potential buyers to negotiate with the Board of Directors and give the Board sufficient opportunity to consider various alternatives to maximize stockholder value. These provisions are also intended to discourage certain tactics that may be used in proxy fights. However, each of these provisions could discourage potential acquisition proposals and could delay or prevent a change in control of the Company and, as a consequence, may adversely affect the market price of the Common Stock. Such provisions also may have the effect of preventing changes in the management of the Company. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon consummation of the Acquisitions and the Offering, 11,076,101 shares of Common Stock will be outstanding. The 5,500,000 shares of Common Stock offered hereby (other than shares that may be purchased by affiliates of the Company) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining shares may not be resold except in transactions registered under the Securities Act, or pursuant to an available exemption from registration. Each of the Company, its executive officers and directors and certain stockholders of the Company has agreed, subject to certain exceptions described below, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") except for issuances of shares of Common Stock by the Company in connection with future acquisitions. In addition, certain executive officers of the Company and the stockholders of the Founding Companies receiving Common Stock pursuant to the Acquisitions, holding an aggregate of 5,387,125 shares of Common Stock, have agreed with the Company not to sell, transfer or otherwise dispose of any of their shares of Common Stock for a period of one year after the date of consummation of the Offering.

  The Company's existing stockholders have, and the stockholders of the Founding Companies will receive, certain rights to include their shares in registrations of Common Stock under the Securities Act that the Company effects in the future (other than registrations in connection with future acquisitions or employee benefit plans), including registrations that may occur within one year after consummation of the Offering. Such stockholders also have or will receive certain rights commencing two years after consummation of the Offering to require the Company to effect a registration of their shares of Common Stock. During the 180-day lockup period described above, the Company has agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent, except for the registration of shares of Common Stock to be issued upon the exercise of stock options under the Company's stock option plan. After consummation of the Offering, options to purchase 255,000 shares of Common Stock will be outstanding and an additional 852,610 shares of Common Stock will be reserved for issuance pursuant to the Company's 1998 Stock Option Plan. The Company intends to register under the Securities Act all of the shares of Common Stock underlying such options. In addition, DLJ has agreed to allow the Company to register 5,000,000 shares of Common Stock under the Securities Act upon consummation of the Offering for use by the Company in future acquisitions. These shares generally will be freely tradeable after their issuance.

  No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the market after the Offering could adversely affect prevailing market prices for the Common Stock and could adversely affect the trading price of such Common Stock and the Company's ability to raise additional capital in the future. See "Shares Eligible for Future Sale."

DILUTION

  Upon consummation of the Offering, investors in the Offering will experience immediate and substantial dilution in the pro forma combined net tangible book value per share of their Common Stock of $8.80 from the Offering Price of $12.00 per share. See "Dilution."

ABSENCE OF DIVIDENDS

  The Company has never paid any cash dividends and, for the foreseeable future, intends to retain any future earnings for the development of its business. See "Dividend Policy."

                                  THE COMPANY

  United Road Services was formed in July 1997 to become a leading national provider of motor vehicle and equipment towing and transport services. Simultaneously with consummation of the Offering, United Road Services will acquire the eight Founding Companies. The Founding Companies, which have been in business for periods ranging from seven to 48 years, had combined net revenue of approximately $46.5 million in 1997. The consideration to be paid by the Company in connection with the Acquisitions consists of approximately $32.3 million in cash, 2,753,365 shares of Common Stock and the assumption of approximately $10.6 million in outstanding indebtedness of the Founding Companies. The consideration for the Acquisitions was determined by negotiations among United Road Services and representatives of the Founding Companies. See "Certain Transactions." A brief description of each Founding Company is set forth below.

  NORTHLAND AUTO TRANSPORTERS INC. AND NORTHLAND FLEET LEASING, INC. (COLLECTIVELY, "NORTHLAND") were founded in 1977 and 1992, respectively. Northland's primary business is transporting vehicles for automobile auction companies, leasing companies, automobile dealers, manufacturers and individuals, primarily in the Midwestern United States. Northland has three facilities in Detroit. It operates 55 vehicles, has 25 employees and 50 independent contractors, and had 1997 net revenue of $10.2 million. Upon consummation of the Acquisitions, the Company expects to sign a three-year employment agreement with Edward W. Morawski, the founder and President of Northland, pursuant to which Mr. Morawski will continue to manage Northland. In addition, Mr. Morawski will become a director of the Company upon consummation of the Offering.

  FALCON TOWING AND AUTO DELIVERY, INC. ("FALCON") was founded in 1983. Falcon's primary business is transporting vehicles for automobile dealers, leasing companies, automobile auction companies and long-haul transporters in the Western United States. Falcon has facilities in Los Angeles, San Francisco and Phoenix. It operates 49 vehicles, has 72 employees and had 1997 net revenue of $7.8 million. Upon consummation of the Acquisitions, the Company expects to sign a three-year employment agreement with David Floyd, the founder and President of Falcon, pursuant to which Mr. Floyd will continue to manage Falcon.

  SMITH-CHRISTENSEN ENTERPRISES, INC. AND CITY TOWING, INC., EACH OF WHICH CONDUCTS BUSINESS AS QUALITY TOWING (COLLECTIVELY "QUALITY") were founded in 1988 and 1968, respectively. Quality's primary business is towing, impounding and storing vehicles for law enforcement agencies and commercial customers in Southern Nevada. Quality also conducts lien sales of impounded vehicles. Quality has two facilities in Las Vegas. It operates 40 vehicles, has 100 employees and had 1997 net revenue of $6.8 million. Edward D. Smith, the President of Quality, will become a director of the Company upon consummation of the Offering.

  CARON AUTO WORKS, INC. AND CARON AUTO BROKERS, INC. (COLLECTIVELY, "CARON") were founded in 1976. Caron's primary businesses are transporting vehicles for leasing companies, long-haul transporters and individuals in the Northeastern United States, and towing vehicles for commercial and private customers in the Hartford, Connecticut region. Caron has two facilities in East Hartford and facilities in New Jersey and Florida. It operates 55 vehicles, has 70 employees and 10 independent contractors, and had 1997 net revenue of $6.6 million. Upon consummation of the Acquisitions, the Company expects to sign a five-year employment agreement and a five-year consulting agreement with David Caron, the founder and President of Caron. Pursuant to these agreements, Mr. Caron will continue to be involved in the management of Caron and will provide acquisition-related consulting services to the Company.

  ABSOLUTE TOWING AND TRANSPORTING, INC. ("ABSOLUTE") was founded in 1988. Absolute's primary business is towing and transporting insurance salvage vehicles for insurance companies and automobile auction companies in Southern California. Absolute has one facility in Los Angeles. It operates 17 vehicles, has 20 employees and 35 independent contractors, and had 1997 net revenue of $4.8 million. Upon consummation of the Acquisitions, the Company expects to sign a three-year consulting agreement with Todd Q. Smart, the founder and President of Absolute, pursuant to which Mr. Smart will continue to be involved in the management of Absolute and will provide acquisition-related consulting services to the Company. Mr. Smart will also become a director of the Company upon consummation of the Offering.

  KEYSTONE TOWING, INC. ("KEYSTONE") was founded in 1991. Keystone's primary business is towing, impounding and storing vehicles for law enforcement agencies and commercial customers in Southern California. Keystone also conducts lien sales of impounded vehicles. Keystone has one facility in Los Angeles. It operates 21 vehicles, has 34 employees and had 1997 net revenue of $3.9 million. Upon consummation of the Acquisitions, the Company expects to sign a three-year consulting agreement with Mark J. Henninger, the founder and President of Keystone, pursuant to which Mr. Henninger will continue to be involved in the management of Keystone and will provide acquisition-related consulting services to the Company. Mr. Henninger will also become a director of the Company upon consummation of the Offering.

  ASC TRANSPORTATION SERVICES AND AUTO SERVICE CENTER, EACH OF WHICH CONDUCTS BUSINESS AS ASC TRUCK SERVICE (COLLECTIVELY, "AUTO SERVICE") was founded in 1956. Auto Service's primary business is towing vehicles for commercial and individual customers in the Sacramento, California region. Auto Service has two facilities in Sacramento. It operates 20 vehicles, has 48 employees and had 1997 net revenue of $3.3 million. Upon consummation of the Acquisitions, the Company expects to sign a three-year employment agreement with Robert Boxwell, President of Auto Service, pursuant to which Mr. Boxwell will continue to manage Auto Service.

  SILVER STATE TOW & RECOVERY, INC., WHICH CONDUCTS BUSINESS AS MILNE TOW & TRANSPORT SERVICE ("MILNE") was founded in 1950. Milne's primary business is towing vehicles and transporting heavy construction equipment for commercial customers throughout Northern Nevada. Milne has one facility in Reno. It operates 35 vehicles, has 50 employees and had 1997 net revenue of $3.1 million. Upon consummation of the Acquisitions, the Company expects to sign a two-year consulting agreement with Gene Temen, the founder and President of Milne, pursuant to which Mr. Temen will continue to be involved in the management of Milne and will provide acquisition-related consulting services to the Company.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 5,500,000 shares of Common Stock offered hereby are estimated to be approximately $60.6 million ($69.8 million if the Underwriters' over-allotment option is exercised in full), assuming an Offering Price of $12.00 per share and after deducting estimated underwriting discounts and commissions and Offering expenses. Of this amount, approximately $32.3 million will be used to pay the cash portion of the purchase price for the Founding Companies and approximately $250,000 will be used to pay expenses incurred in connection with the Acquisitions.

  The remaining net proceeds will be used for general corporate purposes, which are expected to include working capital and future acquisitions. Pending the foregoing uses, the proceeds will be invested in short-term, investment-grade, interest-bearing securities. While the Company continuously considers possible acquisition prospects as part of its growth strategy, the Company presently has no agreements, arrangements or other understandings to acquire any companies other than the Founding Companies.

                                DIVIDEND POLICY

  The Company has never paid any cash dividends and intends, for the foreseeable future, to retain any future earnings for the development of its business. The Company's future dividend policy will be determined by its Board of Directors on the basis of various factors, including the Company's results of operations, financial condition, capital requirements and investment opportunities.

                                CAPITALIZATION

  The following table sets forth, as of December 31, 1997, (i) the actual capitalization of United Road Services, (ii) the capitalization of the Company on a pro forma combined basis to give effect to the Acquisitions and (iii) the capitalization of the Company on a pro forma combined basis, as adjusted to give effect to the Acquisitions and the Offering and application of the estimated net proceeds therefrom. This table should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                      AT DECEMBER 31, 1997
                                                 -------------------------------
                                                           PRO FORMA       AS
                                                 ACTUAL     COMBINED    ADJUSTED
                                                         (IN THOUSANDS)
Short-term obligations, including current in-
 stallments..................................... $  92      $35,973(1)  $ 3,633
                                                 =====      =======     =======
Long-term obligations, excluding current in-
 stallments.....................................   --       $ 7,090     $ 7,090
                                                 -----      -------     -------
Stockholders' equity:
Common stock, $0.001 par value, 35,000,000
 shares authorized; 2,604,000 shares issued and
 outstanding actual; 5,576,101 shares issued and
 outstanding pro forma combined; and 11,076,101
 shares issued and outstanding as adjusted (2)..     3            6          11
Additional paid-in capital......................    67       27,231      87,856
Retained earnings (deficit).....................  (174)        (174)       (174)
                                                 -----      -------     -------
  Total stockholders' equity (deficit)..........  (104)      27,063      87,693
                                                 -----      -------     -------
  Total capitalization.......................... $(104)     $34,153     $94,783
                                                 =====      =======     =======

---------------------
(1) Includes $32.3 million payable to the owners of the Founding Companies, representing the cash portion of the purchase price for the Acquisitions considered to be paid from a portion of the net proceeds of the Offering.
(2) Excludes 255,000 shares of Common Stock issuable upon exercise of stock options to be outstanding upon consummation of the Offering.

                                   DILUTION

  The deficit in pro forma combined net tangible book value of the Company as of December 31, 1997 was $24.9 million or $4.47 per share of Common Stock after giving effect to the Acquisitions. "Pro forma combined net tangible book value" per share represents the amount of total tangible assets of the Company reduced by its total liabilities and divided by the total number of shares of Common Stock outstanding after giving effect to the Acquisitions and the issuance of 218,736 shares of Common Stock in January 1998. After giving effect to the sale of the 5,500,000 shares of Common Stock offered hereby, and after deducting estimated underwriting discounts and commissions and Offering expenses, pro forma combined net tangible book value of the Company at December 31, 1997 would have been $35.5 million or $3.20 per share. This represents an immediate increase in pro forma combined net tangible book value of $7.67 per share to existing stockholders and an immediate dilution of $8.80 per share to new investors in the Offering (the "New Investors"). The following table illustrates this per share dilution:

     Assumed initial public offering price per share...........          $12.00
       Pro forma combined deficit in net tangible book value
        per share before the Offering..........................  $(4.47)
       Increase attributable to New Investors..................    7.67
                                                                 ------
     Pro forma net tangible book value per share after the Of-
      fering...................................................            3.20
                                                                         ------
     Dilution per share to New Investors.......................          $ 8.80
                                                                         ======

  The following table sets forth, as of December 31, 1997, on a pro forma combined basis after giving effect to the Acquisitions, the issuance of 218,736 shares of Common Stock in January 1998 and the Offering, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and the New
Investors:

                             SHARES PURCHASED   TOTAL CONSIDERATION      AVERAGE
                            ------------------ -----------------------    PRICE
                              NUMBER   PERCENT     AMOUNT      PERCENT  PER SHARE
                                               (IN THOUSANDS)
Existing stockholders......  5,576,101   50.3%    $(26,513)(1) (67.1)%   $(4.75)
New Investors..............  5,500,000   49.7       66,000     167.1      12.00
                            ----------  -----     --------     ------
  Total.................... 11,076,101  100.0%    $ 39,487     100.0 %
                            ==========  =====     ========     ======

---------------------
(1) Total consideration paid by existing stockholders represents the combined stockholders' equity of the Founding Companies before pro forma adjustments, reduced by the cash portion of the consideration payable to the owners of the Founding Companies in connection with the Acquisitions.

                            SELECTED FINANCIAL DATA

  United Road Services will acquire the Founding Companies simultaneously with, and as a condition to, the consummation of the Offering. The following selected historical financial data for United Road Services as of December 31, 1997 and for the period from July 25, 1997 (inception) to December 31, 1997 have been derived from the audited financial statements of United Road Services. The following selected unaudited pro forma combined financial data presents certain information for the Company, adjusted for (i) the Acquisitions, (ii) the effects of certain pro forma adjustments to the historical financial statements and (iii) consummation of the Offering and the application of the net proceeds therefrom. The unaudited pro forma combined income statement data assume that the Acquisitions and the Offering were consummated on January 1, 1997 and are not necessarily indicative of the results the Company would have obtained had these events actually occurred on such date or of the Company's future results. For financial statement presentation purposes, Northland has been designated the predecessor entity of the Company. The following selected historical financial data for Northland as of December 31, 1996 and 1997 and for each of the years in the three-year period ended December 31, 1997 have been derived from the audited financial statements of Northland. The following selected financial data is qualified by reference to, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Unaudited Pro Forma Combined Financial Statements of the Company and historical financial statements for certain of the Founding Companies including, in each case, the Notes thereto, included elsewhere in this Prospectus.

                                               PERIOD FROM       YEAR ENDED
                                              JULY 25, 1997   DECEMBER 31, 1997
                                             (INCEPTION) TO       PRO FORMA
                                            DECEMBER 31, 1997     COMBINED
                                                  (DOLLARS IN THOUSANDS,
                                                  EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA--UNITED ROAD
 SERVICES:
Net revenue................................     $     --          $  46,542
Cost of revenue............................           --             33,264
                                                ---------         ---------
Gross profit...............................           --             13,278
Selling, general and administrative
 expenses..................................           174             6,483(1)
Goodwill amortization......................           --              1,306(2)
                                                ---------         ---------
Income (loss) from operations..............          (174)            5,489
Interest expense and other, net............           --                336
                                                ---------         ---------
Income (loss) before income tax............          (174)            5,153
Income tax expense.........................           --              2,417(3)
                                                ---------         ---------
Net income (loss)..........................     $    (174)        $   2,736
                                                =========         =========
Net income (loss) per share................     $   (0.08)        $    0.32
                                                =========         =========
Shares used in computing net income (loss)
 per share.................................     2,055,300(4)      8,563,590(5)
                                                =========         =========

                                                  AT DECEMBER 31, 1997
                                            -------------------------------------
                                                     PRO FORMA           AS
                                            ACTUAL  COMBINED(6)    ADJUSTED(6)(7)
                                                        (IN
                                                    THOUSANDS)
BALANCE SHEET DATA--UNITED ROAD SERVICES:
Working capital (deficit).................. $(104)   $(33,416)(8)     $ 26,964
Total assets...............................    50      76,016          104,306
Long-term obligations, excluding current
 installments..............................   --        7,090            7,090
Stockholders' equity (deficit).............  (104)     27,063           87,693

                                          YEARS ENDED DECEMBER 31
                                    ---------------------------------------
                                     1993    1994    1995    1996    1997
                                                (IN THOUSANDS)
HISTORICAL STATEMENT OF OPERATIONS
 DATA--NORTHLAND:
Net revenue.......................  $4,736  $3,769  $4,671  $6,353  $10,159
Operating income (loss)...........    (128)    (44)    324     346    1,438
Other income (expense), net.......     199     117     (18)     (1)     (49)
Net income........................      71      67     275     346    1,054
                                              AT DECEMBER 31
                                    ---------------------------------------
                                     1993    1994    1995    1996    1997
                                                (IN THOUSANDS)
HISTORICAL BALANCE SHEET DATA--
 NORTHLAND:
Working capital...................  $  387  $   52  $  375  $  235  $   399
Total assets......................   1,193   2,368   2,653   3,268    5,465
Long-term obligations, excluding
 current installments.............      60     205     257     331    1,074
Stockholders' equity..............     815   1,369   1,645   1,991    3,045

---------------------
(1) Includes a $2.9 million reduction in salaries, bonuses and benefits to the former owners of the Founding Companies to which they have contractually agreed.
(2) Consists of amortization, over a 40-year estimated life, of goodwill to be recorded as a result of the Acquisitions, which is non-deductible for tax purposes.
(3) Assumes a corporate income tax rate of 38% and the non-deductibility of goodwill.
(4) Represents the actual weighted average outstanding shares.
(5) Includes (i) 2,604,000 shares issued to members of management of United Road Services in connection with the formation of the Company, (ii) 218,736 shares issued to investors pursuant to subscription agreements,
    (iii) 2,753,365 shares issued to owners of the Founding Companies in connection with the Acquisitions; and (iv) 2,987,489 of the shares to be issued in the Offering, representing that portion of the total 5,500,000 shares to be issued in the Offering necessary to pay the cash portion of the purchase price for the Acquisitions and estimated Acquisition and Offering expenses.
(6) The unaudited pro forma combined balance sheet data assume that the Acquisitions were consummated on December 31, 1997.
(7) Adjusted for the sale of the 5,500,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds" and "Certain Transactions."
(8) Includes $32.3 million payable to owners of the Founding Companies, representing the cash portion of the purchase price for the Acquisitions considered to be paid from a portion of the net proceeds of the Offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATION

  The following discussion and analysis should be read in conjunction with the Founding Companies' Financial Statements and the respective Notes thereto, and "Selected Financial Data" appearing elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein.

INTRODUCTION

  The Company's net revenue is derived from providing a broad range of towing and transport services. The services offered by the Company include towing, impounding and storing motor vehicles, conducting lien sales and auctions of abandoned vehicles, and transporting new and used vehicles, insurance salvage vehicles and heavy construction equipment. The Company's customers include commercial entities such as automobile leasing companies, insurance companies, automobile auction companies, automobile dealers, repair shops and fleet operators; law enforcement agencies, such as police, sheriff and highway patrol departments; and individual motorists.

  The Company derives revenue from: towing and transport services based on distance, time or fixed charges and from impounding and storage services based on daily fees. If an impounded vehicle is not collected within a period prescribed by law (typically between 30 and 90 days), the Company completes lien proceedings and sells the vehicle at auction or to a scrap metal facility, depending on the value of the vehicle. Depending on the jurisdiction, the Company either may keep all of the proceeds from vehicle sales, or may keep the proceeds up to the amount of accrued towing and storage fees and remit the remainder to the law enforcement agency. These services are in some cases provided under contracts with police, sheriff and highway patrol departments. In other cases, the Company provides these services to law enforcement agencies without a long-term contract. Prices charged by the Company for law enforcement towing and storage of impounded vehicles are limited by contractual provisions or local regulation.

  Costs of revenue consist primarily of salaries and benefits of drivers, dispatchers, supervisory and other employees, subcontracted services, fuel, depreciation, repairs and maintenance, insurance, parts and supplies, other vehicle expenses, and equipment rentals. Selling, general and administrative expenses consist primarily of compensation and benefits to owners as well as to sales and administrative employees, fees for professional services, depreciation of office equipment, advertising and other general office expenses.

  In the case of law enforcement and private impound towing, the Company is paid by the owner of the impounded vehicle when the owner claims the vehicle or is paid from the proceeds of lien sales or auctions. With respect to the Company's other operations, customers are billed upon completion of the Company's services, with payment due within 30 days. Towing revenue is recognized at the completion of each towing engagement, storage fees are accrued over the period the vehicles are held in the impound facility, transport revenue is recognized upon the delivery of the vehicle or equipment to its final destination, and revenue from auction sales is recorded when title to the vehicles has been transferred. Expenses related to the generation of revenue are recognized as incurred.

  The Founding Companies have operated throughout the periods presented as independent, privately owned entities, and their results of operations reflect different tax structures (S Corporations or C Corporations) which have influenced the historical level of owner compensation. Gross profit margins and selling, general and administrative expenses as a percentage of net revenue may not be comparable among the individual Founding

Companies. The owners of the Founding Companies have agreed to certain reductions in their compensation and benefits in connection with the Acquisitions. The aggregate amount of such reductions, had they been in effect in 1997, is $2.9 million, which has been reflected as an adjustment in the Unaudited Pro Forma Combined Statement of Operations (the "Compensation Differential").

  The Company anticipates that following the Acquisitions it may realize savings from (i) consolidation of insurance and employee benefit programs;
(ii) the Company's ability to borrow at lower interest rates than the Founding Companies; (iii) centralization of other general and administrative functions such as finance, training and advertising; and (iv) greater volume discounts from providers of fuel, equipment, parts, and other supplies. It is anticipated that these savings will be offset by costs related to the Company's new corporate management and by the costs associated with being a public company. Certain of these costs will include the establishment of a new integrated information system that the Company expects will be calendar year 2000 compatible. The Company believes that neither these savings nor the costs associated therewith can be quantified because the Acquisitions have not occurred, and there have been no combined operating results upon which to base any assumptions. As a result, they have not been included in the financial information included herein.

  The Acquisitions will be accounted for using the purchase method of accounting. United Road Services has been designated as the "accounting acquirer" in the Acquisitions. Accordingly, the excess of the fair value of the consideration paid in the Acquisitions over the fair value of the net assets acquired by United Road Services from the Founding Companies, $52.0 million, will be recorded as "goodwill." This goodwill will be amortized over its estimated useful life of 40 years as a non-cash charge to operating income. The amount of goodwill to be recorded and the related amortization expense will depend in part on the actual Offering price. See "Certain Transactions--Organization of the Company."

COMBINED RESULTS OF OPERATIONS

  The combined results of operations of the Founding Companies for the periods presented do not represent combined results of operations presented in accordance with generally accepted accounting principles, but are only a summation of the net revenue, cost of revenue and selling, general and administrative expenses of the individual Founding Companies on a historical basis. The combined results also exclude the effect of adjustments and may not be comparable to, and may not be indicative of, the Company's post-combination results of operations because (i) the Founding Companies were not under common control or management during the periods presented; (ii) the Founding Companies used different tax structures (S Corporations or C Corporations) during the periods presented; (iii) the Company will incur incremental costs related to its new corporate management and the costs attributable to being a public company; (iv) the Company will use the purchase method of accounting to record the Acquisitions, resulting in goodwill which will be amortized over 40 years; and (v) the combined results of operations data do not reflect the Compensation Differential and the potential cost savings, synergies and efficiencies that may be achieved through the integration of the operations of the Founding Companies.

  The following table sets forth, for the years indicated, certain unaudited combined results of operations data, and such data as a percentage of combined net revenue, of the Founding Companies:

                                                  YEARS ENDED
                                   -------------------------------------------
                                       1995           1996           1997
                                   -------------  -------------  -------------
                                            (DOLLARS IN THOUSANDS)
Net revenue....................... $29,489 100.0% $35,990 100.0% $46,542 100.0%
Cost of revenue...................  22,097  74.9   26,899  74.7   33,865  72.8
                                   ------- -----  ------- -----  ------- -----
Gross profit......................   7,392  25.1    9,091  25.3   12,677  27.2
Selling, general and
 administrative expenses..........   6,081  20.6    6,468  18.0    9,385  20.1
                                   ------- -----  ------- -----  ------- -----
Income from operations............  $1,311   4.5% $ 2,623   7.3% $ 3,292   7.1%
                                   ======= =====  ======= =====  ======= =====

 Combined Results of Operations for 1997 Compared to 1996

  Net Revenue. Net revenue increased $10.5 million, or 29.3%, from $36.0 million in 1996 to $46.5 million in 1997. The increase in net revenue was primarily attributable to continued growth in demand for the towing and transport of vehicles resulting from (i) an increase in the volume of automobiles on the road, (ii) relocation of vehicles upon completion of lease programs, (iii) growth of the population in the geographical service areas of certain of the Founding Companies and (iv) increased enforcement of government mandates regarding unlicensed or uninsured drivers. All of the Founding Companies reported an increase in net revenue from 1996 to 1997, ranging from 13.8% at Milne to 59.9% at Northland. The largest net revenue increases were at Northland, Quality and Falcon.

  Gross Profit. Gross profit increased $3.6 million, or 39.5%, from $9.1 million in 1996 to $12.7 million in 1997, due principally to increases in gross profit of $1.6 million at Northland, $773,000 at Quality and $305,000 at Absolute. As a percentage of net revenue, gross profit increased from 25.3% in 1996 to 27.2% in 1997.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $2.9 million, or 45.1%, from $6.5 million in 1996 to $9.4 million in 1997. Selling, general and administrative expenses as a percentage of net revenue increased from 18.0% in 1996 to 20.1% in 1997. This increase was primarily attributable to an increase in stockholder compensation and the continued expansion of administrative staff to support revenue growth.

 Combined Results of Operations for 1996 Compared to 1995

  Net Revenue. Net revenue increased approximately $6.5 million, or 22.0%, from $29.5 million in 1995 to $36.0 million in 1996. The increase in net revenue was primarily attributable to the increased demand for the transport of vehicles as a result of an increase in the volume of automobiles on the road, the relocation of vehicles upon completion of lease programs and the overall growth of the population in certain of the Founding Companies' geographical service areas. All of the Founding Companies, except Absolute, reported an increase in net revenue from 1995 to 1996, with increases ranging from 9.1% at Milne to 42.5% at Falcon. The largest net revenue increases were at Northland, Falcon and Quality.

  Gross Profit. Gross profit increased $1.7 million, or 23.0%, from $7.4 million in 1995 to $9.1 million in 1996. Gross profit as a percentage of net revenue increased from 25.1% in 1995 to 25.3% in 1996.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $387,000, or 6.4%, from $6.1 million in 1995 to $6.5 million in 1996. As a percentage of net revenue, selling, general and administrative expenses decreased from 20.6% in 1995 to 18.0% in 1996.

 Combined Liquidity and Capital Resources

  Upon consummation of the Acquisitions and application of the estimated net proceeds therefrom, the Company anticipates that, on a pro forma basis, it will have up to approximately $29.7 million of cash and cash equivalents, $27.0 million of working capital and $10.7 million of outstanding indebtedness. See "Use of Proceeds."

  The Founding Companies generated $3.0 million of net cash from operating activities during 1997, primarily at Northland, Quality and Falcon. Net cash used in investing activities was $2.6 million, primarily relating to equipment purchases. Net cash used in financing activities was $217,000 million, consisting of reductions in long-term debt and capital lease obligations of $1.9 million, distributions to stockholders of $295,000, offset by new financing of $1.9 million. At December 31, 1997, the Founding Companies had a working capital deficiency of $1.7 million and total debt (including debt to stockholders) and capital lease obligations of $7.3 million and $3.4 million, respectively. This was primarily a reflection of stockholder distributions and the acquisition of capital lease obligations during 1997.

  The Company expects to obtain a $50.0 million revolving line of credit from Bank of America. The facility is expected to be used for acquisitions, capital expenditures, refinancing of outstanding debt and for general corporate purposes. The credit facility will require the Company to comply with various loan covenants including (i) maintenance of certain financial ratios, (ii) restrictions on additional indebtedness, and (iii) restrictions on liens, guarantees, advances and dividends. The line of credit will be subject to customary drawing conditions and consummation of the Offering.

  The Company intends to pursue acquisition opportunities. The Company expects to fund future acquisitions through the issuance of additional Common Stock, borrowings, including use of amounts available under the proposed credit facility and cash flow from operations. On a combined basis, the Founding Companies made capital expenditures of $3.3 million in 1997.

NORTHLAND COMBINED RESULTS OF OPERATIONS

  Northland's primary business is transporting vehicles for automobile auction companies, leasing companies, automobile dealers, manufacturers and individuals, primarily in the Midwestern United States. Northland has three facilities in Detroit. It operates 55 vehicles and has 25 employees and 50 independent contractors.

  The following table sets forth selected combined statement of operations data, and such data as a percentage of net revenue, for the years indicated:

                                            YEARS ENDED DECEMBER 31,
                                     -----------------------------------------
                                         1995          1996          1997
                                     ------------  ------------  -------------
                                             (DOLLARS IN THOUSANDS)
Net revenue......................... $4,671 100.0% $6,353 100.0% $10,159 100.0%
Cost of revenue.....................  3,683  78.8   5,132  80.8    7,342  72.3
                                     ------ -----  ------ -----  ------- -----
Gross profit........................    988  21.2   1,221  19.2    2,817  27.7
Selling, general and administrative
 expenses...........................    664  14.2     875  13.8    1,379  13.5
                                     ------ -----  ------ -----  ------- -----
Income from operations.............. $  324   7.0% $  346   5.4% $ 1,438  14.2%
                                     ====== =====  ====== =====  ======= =====

 Northland Results for 1997 Compared to 1996

  Net Revenue. Net revenue increased $3.8 million, or 59.9%, from $6.4 million in 1996 to $10.2 million in 1997, primarily due to the full year impact of a service arrangement with a national provider of automobile lease financing and increased volume from previously existing service arrangements.

  Gross Profit. Gross profit increased $1.6 million, or 130.8%, from $1.2 million in 1996 to $2.8 million in 1997. As a percentage of net revenue, gross profit increased from 19.2% in 1996 to 27.7% in 1997. These increases were due primarily to the increased volume of business and increased efficiencies resulting from establishing variable subcontractor and broker arrangements to service this additional volume.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $504,000, or 57.7%, from $875,000 in 1996 to $1.4 million in 1997, primarily due to increased officer and office personnel compensation, which was related to the increase in net revenue. As a percentage of net revenue, selling, general and administrative expenses decreased from 13.8% in 1996 to 13.5% in 1997.

 Northland Results for 1996 Compared to 1995

  Net Revenue. Net revenue increased $1.7 million, or 36.0%, from $4.7 million in 1995 to $6.4 million in 1996, primarily due to the addition of new service arrangements resulting from the growth of the automobile leasing industry and relating to the transport of vehicles coming off lease programs.

  Gross Profit. Gross profit increased $232,000, or 23.5%, from $988,000 in 1995 to $1.2 million in 1996. As a percentage of net revenue, gross profit decreased from 21.2% in 1995 to 19.2% in 1996. The decrease as a percentage of net revenue was primarily due to increased depreciation and increased repair, maintenance and equipment rental expense, without a proportional increase in net revenue.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $211,000, or 31.8%, from $664,000 in 1995 to $875,000 in 1996, but as a percentage of net revenue decreased from 14.2% in 1995 to 13.8% in 1996.

 Northland Liquidity and Capital Resources

  At December 31, 1997, working capital was $399,000 and debt and capital lease obligations outstanding were $681,000 and $941,000, respectively.

  Northland generated $1.0 million in net cash from operating activities in 1997. Net cash used in investing activities was $665,000, which was primarily for equipment purchases. Net cash used in financing activities consisted of $398,000 relating to principal payments on debt and capital leases outstanding.

FALCON RESULTS OF OPERATIONS

  Falcon's primary business is transporting vehicles for automobile dealers, leasing companies, automobile auction companies and long-haul transporters in the Western United States. Falcon has facilities in Los Angeles, San Francisco and Phoenix. It operates 49 vehicles and has 72 employees.

  The following table sets forth selected statement of operations data, and such data as a percentage of net revenue, for the years indicated:

                                            YEARS ENDED DECEMBER 31,
                                     ------------------------------------------
                                         1995            1996          1997
                                     -------------   ------------  ------------
                                             (DOLLARS IN THOUSANDS)
Net revenue........................  $4,351  100.0%  $6,203 100.0% $7,785 100.0%
Cost of revenue....................   3,492   80.2    4,638  74.8   5,956  76.5
                                     ------  -----   ------ -----  ------ -----
Gross profit.......................     859   19.8    1,565  25.2   1,829  23.5
Selling, general and administrative
 expenses..........................     952   21.9    1,191  19.2   1,614  20.7
                                     ------  -----   ------ -----  ------ -----
Income (loss) from operations......  $  (93)  (2.1)% $  374   6.0% $  215   2.8%
                                     ======  =====   ====== =====  ====== =====

 Falcon Results for 1997 Compared to 1996

  Net Revenue. Net revenue increased $1.6 million, or 25.5%, from $6.2 million in 1996 to $7.8 million in 1997. The growth in revenue was primarily due to increased volume driven by recent fleet expansion.

  Gross Profit. Gross profit increased $264,000, or 16.9%, from $1.6 million in 1996 to $1.8 million in 1997. As a percentage of net revenue, gross profit decreased from 25.2% in 1996 to 23.5% in 1997. This decrease as a percentage of net revenue was the result of increased depreciation, facility and equipment rental expense and insurance premiums.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $423,000, or 35.6%, from $1.2 million in 1996 to $1.6 million in 1997. As a percentage of net revenue, selling, general and administrative expenses increased from 19.2% in 1996 to 20.7% in 1997. These increases were primarily due to increased officer and office personnel compensation, which was related to an increase in net revenue.

 Falcon Results for 1996 Compared to 1995

  Net Revenue. Net revenue increased $1.9 million, or 42.5%, from $4.4 million in 1995 to $6.2 million in 1996. This increase was primarily due to the opening of an additional location in each of 1994 and 1995.

  Gross Profit. Gross profit increased $705,000, or 82.0%, from $860,000 in 1995 to $1.6 million in 1996. As a percentage of net revenue, gross profit increased from 19.8% in 1995 to 25.2% in 1996. These increases were generally attributable to an increase in revenues from additional locations for which the start-up costs had been incurred in prior years.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $239,000, or 25.0%, from $952,000 in 1995 to $1.2 million in 1996. As a percentage of net revenue, selling, general and administrative expenses decreased from 21.9% in 1995 to 19.2% in 1996. The decrease as a percentage of net revenue was the result of an increase in revenue without a corresponding increase in overhead.

 Falcon Liquidity and Capital Resources

  At December 31, 1997, working capital deficiency was $838,000. Debt and capital lease obligations outstanding were $561,000 and $1.1 million, respectively.

  Falcon generated $892,000 in net cash from operating activities in 1997. Net cash used in investing activities was $778,000, which was related to the purchase and sale of various equipment. Net cash used in financing activities was $134,000 consisting of payments on capital lease obligations, partially offset by proceeds from long term debt.

QUALITY CONSOLIDATED RESULTS OF OPERATIONS

  Quality's primary business is towing, impounding and storing vehicles for law enforcement agencies and commercial customers in Southern Nevada. Quality also conducts lien sales of impounded vehicles. Quality has two facilities in Las Vegas. It operates 40 vehicles and has 100 employees.

  The following table sets forth selected consolidated statement of operations data, and such data as a percentage of net revenue, for the periods indicated:

                                                              TWELVE-MONTH
                                                              PERIOD ENDED
                               YEARS ENDED JANUARY 31,    DECEMBER 31, 1997(1)
                              --------------------------  --------------------
                                  1996          1997
                              ------------  ------------
                                          (DOLLARS IN THOUSANDS)
Net revenue.................. $4,396 100.0% $5,395 100.0% $    6,802     100.0%
Cost of revenue..............  2,579  58.7   3,214  59.6       3,849      56.6
                              ------ -----  ------ -----  ---------- ---------
Gross profit.................  1,817  41.3   2,181  40.4       2,953      43.4
Selling, general and
 administrative expenses.....  1,437  32.7   1,195  22.2       1,390      20.4
                              ------ -----  ------ -----  ---------- ---------
Income from operations....... $  380   8.6% $  986  18.2% $    1,563      23.0%
                              ====== =====  ====== =====  ========== =========

---------------------
(1) Quality has a fiscal year end of January 31. The twelve-month period ended December 31, 1997 includes the results of operations for the month of January 1997, which are also included in the fiscal year ended January 31, 1997.

 Quality Results for Twelve-Month Period Ended December 31, 1997 Compared to Year Ended January 31, 1997

  Net Revenue. Net revenue increased $1.4 million, or 26.1%, from $5.4 million in the year ended January 31, 1997 to $6.8 million in the twelve-month period ended December 31, 1997. The increase was due primarily to a rate increase effected in 1997, and increased service calls arising from the continued expansion of the population within the geographical service area.

  Gross Profit. Gross profit increased $773,000, or 35.4%, from $2.2 million in the year ended January 31, 1997 to $3.0 million in the twelve-month period ended December 31, 1997. As a percentage of net revenue, gross profit increased from 40.4% in the year ended January 31, 1997 to 43.4% in the twelve-month period ended December 31, 1997. These increases were generally attributable to increased volume of business that helped to facilitate favorable economies of scale.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $195,000, or 16.3%, from $1.2 million in the year ended January 31, 1997 to $1.4 million in the twelve-month period ended December 31, 1997. As a percentage of net revenue, selling, general and administrative expenses decreased from 22.2% in the year ended January 31, 1997 to 20.4% in the twelve-month period ended December 31, 1997.

 Quality Results for Year Ended January 31, 1997 Compared to Year Ended January 31, 1996

  Net Revenue. Net revenue increased $1.0 million, or 22.7%, from $4.4 million in 1996 to $5.4 million in 1997. This increase was related primarily to increased service calls arising from the expansion of the population within the geographical service area and a rate increase effected in 1996.

  Gross Profit. Gross profit increased $364,000, or 20.1%, from $1.8 million in 1996 to $2.2 million in 1997. As a percentage of net revenue, gross profit decreased from 41.3% in 1996 to 40.4% in 1997.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $242,000, or 16.8%, from $1.4 million in 1996 to $1.2 million in 1997. As a percentage of net revenue, selling, general and administrative expenses decreased from 32.7% in 1996 to 22.2% in 1997. The decrease as a percentage of net revenue was the result of an increase in revenue without a corresponding increase in overhead.

 Quality Liquidity and Capital Resources

  At December 31, 1997, working capital deficiency was $397,000 and debt obligations outstanding were $2.7 million.

  Quality generated $692,000 in net cash from operating activities in 1997. Net cash used in investing activities was approximately $473,000, which was related to the purchase of various equipment. Net cash used in financing activities was approximately $133,000, consisting primarily of payments on debt obligations.

CARON COMBINED RESULTS OF OPERATIONS

  Caron's primary businesses are transporting vehicles for leasing companies, long-haul transporters and individuals in the Northeastern United States, and towing vehicles for commercial and private customers in the Hartford, Connecticut region. Caron has facilities in East Hartford, New Jersey and Florida. Caron operates 55 vehicles and has 70 employees and 10 independent contractors.

  The following table sets forth selected combined statement of operations data, and such data as a percentage of net revenue, for the years indicated:

                                           YEARS ENDED SEPTEMBER 30,
                                     -----------------------------------------
                                         1995          1996          1997
                                     ------------  ------------  -------------
                                             (DOLLARS IN THOUSANDS)
Net revenue......................... $4,624 100.0% $5,575 100.0% $6,627  100.0%
Cost of revenue.....................  4,045  87.5   5,084  91.2   6,304   95.1
                                     ------ -----  ------ -----  ------  -----
Gross profit........................    579  12.5     491   8.8     323    4.9
Selling, general and administrative
 expenses...........................    238   5.1     238   4.3     511    7.7
                                     ------ -----  ------ -----  ------  -----
Income (loss) from operations....... $  341   7.4% $  253   4.5% $ (188) (2.8)%
                                     ====== =====  ====== =====  ======  =====

 Caron Results for Year Ended September 30, 1997 Compared to Year Ended September 30, 1996

  Net Revenue. Net revenue increased $1.1 million, or 18.9%, from $5.6 million in 1996 to $6.6 million in 1997, primarily due to increased volume from a major automobile leasing customer and general increases in volume in transport services.

  Gross Profit. Gross profit declined $168,000, or 34.2%, from $491,000 in 1996 to $323,000 in 1997. As a percentage of net revenue, gross profit decreased from 8.8% in 1996 to 4.9% in 1997 as a result of increased costs relating to investment in, and improvement and maintenance of, facilities and equipment, many of which were expensed.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $273,000, or 115.0%, from $238,000 in 1996 to $511,000 in 1997. As a percentage of net revenue, selling, general and administrative expenses increased from 4.3% in 1996 to 7.7% in 1997. These increases resulted primarily from an increase in office and clerical staff to support business growth.

 Caron Results for Year Ended September 30, 1996 Compared to Year Ended September 30, 1995

  Net Revenue. Net revenue increased $951,000, or 20.6%, from $4.6 million in 1995 to $5.6 million in 1996, primarily due to increased demand for transport services from automobile auction companies.

  Gross Profit. Gross profit declined $88,000, or 15.2%, from $579,000 in 1995 to $491,000 in 1996. As a percentage of net revenue, gross profit decreased from 12.5% to 8.8%, due to costs relating to business expansion.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses remained flat at $238,000. As a percentage of net revenue, selling, general and administrative expenses decreased from 5.1% in 1995 to 4.3% in 1996.

 Caron Liquidity and Capital Resources

  At September 30, 1997, working capital deficiency was $199,000 and debt and capital lease obligations outstanding were $1.5 million and $616,000, respectively.

  Caron used $86,000 net cash in operating activities in 1997. Net cash used in investing activities was approximately $37,000, of which $333,000 was used for equipment purchases, offset by $341,000 in proceeds from the sale of property and equipment. Net cash provided by financing activities was $201,000, relating primarily to an increase in borrowing.

ABSOLUTE RESULTS OF OPERATIONS

  Absolute's primary business is towing and transporting insurance salvage vehicles for insurance companies and automobile auction companies in Southern California. Absolute has one facility in Los Angeles. It operates 17 vehicles and has 20 employees and 35 independent contractors.

  The following table sets forth selected statement of operations data, and such data as a percentage of net revenue, for the years indicated:

                                           YEARS ENDED DECEMBER 31,
                                           ---------------------------
                                               1996          1997
                                           ------------  -------------
                                                (DOLLARS IN THOUSANDS)
     Net revenue.......................... $3,465 100.0% $4,780  100.0%
     Cost of revenue......................  2,756  79.5   3,767   78.8
                                           ------ -----  ------  -----
     Gross profit.........................    709  20.5   1,013   21.2
     Selling, general and administrative
      expenses............................    636  18.4   1,095   22.9
                                           ------ -----  ------  -----
     Income (loss) from operations........ $   73   2.1% $  (82) (1.7)%
                                           ====== =====  ======  =====

 Absolute Results for 1997 Compared to 1996

  Net Revenue. Net revenue increased $1.3 million, or 38.0%, from $3.5 million in 1996 to $4.8 million in 1997. The growth in net revenue was primarily due to a service arrangement with a national automobile auction company and a large insurance company. Insurance related transport increased throughout California due to a new state law requiring evidence of insurance in order to register or operate a vehicle.

  Gross Profit. Gross profit increased $305,000, or 43.1%, from $709,000 in 1996 to $1.0 million in 1997. As a percentage of net revenue, gross profit increased from 20.5% in 1996 to 21.2% in 1997. These increases were the result of increased volume of business and favorable economies of scale.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $459,000 or 72.3%, from $636,000 in 1996 to $1.1 million in 1997. As a percentage of net revenue, selling, general and administrative expenses increased from 18.4% in 1996 to 22.9% in 1997. These increases were the result of an increase in officer compensation and increased staffing to support business growth.

 Absolute Liquidity and Capital Resources

  At December 31, 1997, working capital was $25,000 and debt obligations outstanding were $312,000.

  Absolute used $302,000 net cash in operating activities in 1997. Net cash used in investing activities was $159,000, which was used for equipment purchases. Net cash provided by financing activities was $472,000 related primarily to an increase in borrowings.

KEYSTONE RESULTS OF OPERATIONS

  Keystone's primary business is towing, impounding and storing vehicles for law enforcement agencies and commercial customers in Southern California. Keystone also conducts lien sales of impounded vehicles. Keystone has one facility in Los Angeles. It operates 21 vehicles and has 34 employees.

  The following table sets forth selected statement of operations data, and such data as a percentage of net revenue, for the years indicated:

                                            YEARS ENDED DECEMBER 31,
                                            --------------------------
                                                1996          1997
                                            ------------  ------------
                                                 (DOLLARS IN THOUSANDS)
     Net revenue........................... $3,369 100.0% $3,943 100.0%
     Cost of revenue.......................  2,132  63.3   2,607  66.1
                                            ------ -----  ------ -----
     Gross profit..........................  1,237  36.7   1,336  33.9
     Selling, general and administrative
      expenses.............................    934  27.7   1,140  28.9
                                            ------ -----  ------ -----
     Income from operations................ $  303   9.0% $  196   5.0%
                                            ====== =====  ====== =====

 Keystone Results for 1997 Compared to 1996

  Net Revenue. Net revenue increased $574,000, or 17.0%, from $3.4 million in 1996 to $3.9 million in 1997. The growth in net revenue was primarily due to increased law enforcement related activity and increased marketing efforts commenced in late 1996, as well as an increase in storage fees for impounded vehicles due to new California legislation relating to mandatory 30-day holds on unlicensed and uninsured motorists enacted in 1996.

  Gross Profit. Gross profit increased $100,000, or 8.1%, to $1.3 million in 1997 from $1.2 million in 1996. As a percentage of net revenue, gross profit decreased from 36.7% in 1996 to 33.9% in 1997. The decrease as a percentage of net revenue was caused primarily by increased depreciation related to equipment purchases.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $206,000, or 22.1%, from $934,000 in 1996 to $1.1 million in 1997. As a percentage of net revenue, selling, general and administrative expenses increased from 27.7% in 1996 to 28.9% in 1997.

 Keystone Liquidity and Capital Resources

  At December 31, 1997, working capital deficiency was $602,000 and debt obligations outstanding were $793,000.

  Keystone generated $494,000 in net cash from operating activities in 1997. Net cash used in investing activities was approximately $361,000, which was used for the purchase of equipment. Net cash used in financing activities was approximately $254,000, consisting primarily of a distribution to stockholders.

AUTO SERVICE CONSOLIDATED RESULTS OF OPERATIONS

  Auto Service's primary business is towing vehicles for commercial and individual customers in the Sacramento, California region. Auto Service has facilities in Sacramento. It operates 20 vehicles and has 48 employees.

  The following table sets forth selected consolidated statement of operations data, and such data as a percentage of net revenue, for the year indicated:

                                                               YEAR ENDED
                                                           DECEMBER 31, 1997
                                                           -----------------
                                                         (DOLLARS IN THOUSANDS)
       Net revenue...................................... $     3,310      100.0%
       Cost of revenue..................................       2,364       71.4
                                                         ----------- ----------
       Gross profit.....................................         946       28.6
       Selling, general and administrative expenses.....         765       23.1
                                                         ----------- ----------
       Income from operations........................... $       181        5.5%
                                                         =========== ==========

 Auto Service Liquidity and Capital Resources

  At December 31, 1997, working capital deficiency was $57,000 and debt and capital lease obligations outstanding were $230,000 and $740,000, respectively.

  Auto Service generated $249,000 in net cash from operating activities in 1997. Net cash used in investing activities was approximately $216,000, which was used for equipment and property purchases. Net cash provided by financing activities was $30,000.

                                   BUSINESS

  United Road Services was formed in July 1997 to become a leading national provider of motor vehicle and equipment towing and transport services. Simultaneously with consummation of the Offering, United Road Services will acquire eight towing and transport service companies with combined net revenue of $46.5 million in 1997, making the Company one of the largest providers of these services in North America. The Founding Companies have been in business for periods ranging from seven to 48 years and operate an aggregate of 17 facilities located in seven states. Combined net revenue of the Founding Companies increased at a compound annual rate of approximately 26% from 1995 through 1997.

  The Company offers a broad range of towing and transport services, including towing, impounding and storing motor vehicles, conducting lien sales and auctions of abandoned vehicles, and transporting new and used vehicles, insurance salvage vehicles and heavy construction equipment. The Company derives revenue from towing and transport services based on distance, time or fixed charges and from impounding and storage services based on daily fees. In the event that impounded vehicles are not claimed by their owners within prescribed time periods, the Company is paid from the proceeds of lien sales or auctions. The Company's customers include commercial entities, such as automobile leasing companies, insurance companies, automobile auction companies, automobile dealers, repair shops and fleet operators; law enforcement agencies such as police, sheriff and highway patrol departments; and individual motorists.

INDUSTRY OVERVIEW

  The Company estimates that the towing and transport service industry generated net revenue of approximately $15 billion in North America in 1997. Based on available industry data, the Company believes that the industry is highly fragmented with over 40,000 operating businesses in North America, most of which are small, local and owner-operated, with limited access to capital for modernization and expansion. The Company believes that recent industry growth has been driven primarily by the following factors: an increase in the number and average age of registered vehicles; a rise in government mandates (and increased enforcement of such mandates) against unlicensed or uninsured drivers and unregistered vehicles, which results in higher demand for towing and impounding services; the growing popularity of leasing which, according to the National Automobile Dealers Association, has risen from 5% of all new auto sales in 1985 to 30% in 1996, thereby increasing demand for transport services to move off-lease vehicles to auctions and dealers for sale; and the increasing mobility of the United States workforce, which has increased demand for automobile transport in connection with career-related moves.

  The towing and transport service industry includes the following markets:

  Law Enforcement Agency Towing. This market involves towing vehicles in situations where the driver of the vehicle has been arrested or is unlicensed or uninsured, or where the vehicle has been illegally parked, abandoned, stolen and recovered, or is unregistered. This market also includes impounding and storing towed vehicles in secure lots and conducting lien sales and auctions when owners fail to claim their vehicles within a period prescribed by law (typically between 30 and 90 days). These services are provided to police, sheriff and highway patrol departments. Equipment used in this area consists primarily of light- and medium-duty tow trucks and flatbed trucks.

  New and Used Automobile Transport. This market involves transporting new and used vehicles from factories and ports to automobile dealers, from automobile auctions to dealers, and between dealers. Significant customers include automobile manufacturers, leasing companies, insurance companies, automobile dealers, long-distance transporters, brokers and individuals. Equipment used in this area consists primarily of four- to ten-car carriers and flatbed trucks.

  Insurance Salvage Towing and Transport. This market involves the towing and transport of damaged or destroyed vehicles and vehicles otherwise subject to an insurance claim. These services are generally provided on a contractual basis to insurance companies and automobile auction companies. Equipment used in this area consists primarily of flatbed trucks.

  Private Impound Towing. This market involves towing, impounding and storing vehicles illegally parked on private property. These services are similar to law enforcement agency towing and are generally provided to private customers such as shopping centers, retailers and hotels. Equipment used in this area consists primarily of light- and medium-duty tow trucks and flatbed trucks.

  Commercial Road Service. This market involves towing for commercial customers such as automobile dealers and repair shops, as well as providing towing, recovery and roadside assistance and repair of heavy-duty commercial vehicles, such as trucks and buses, for commercial fleet operators. Equipment used in this area ranges from light- and medium-duty trucks used for towing small vehicles to large and sophisticated recovery vehicles costing up to $350,000 used for towing trucks and buses.

  Municipal Freeway Service Towing. This market involves patrolling a preset route on heavily-used freeways and towing or otherwise assisting disabled vehicles. These services are typically provided to local transit districts and other transportation agencies. Equipment used in this area consists primarily of light- and medium-duty tow trucks and flatbed trucks.

  Heavy Equipment Transport. This market involves transporting heavy equipment such as tractors and construction equipment from equipment rental yards to job sites, or from one job site to another. Customers include construction companies, contractors, municipalities and equipment leasing companies. Equipment used in this area consists primarily of very large, heavy-duty flatbed vehicles.

  Consumer Road Service. This market involves towing and roadside assistance and repair of passenger vehicles. Customers include individuals and national motor clubs, which perform marketing and dispatch operations but typically utilize independent companies to perform towing services. Equipment used in this area consists primarily of light- and medium-duty tow trucks and flatbed trucks.

STRATEGY

  The Company believes there are significant opportunities for a national provider of towing and transport services with high quality service to increase revenue and profitability by expanding its scope of services and customer base, achieving operating efficiencies and expanding through acquisitions. The Company's management team includes executives with experience in implementing acquisition programs and effectively integrating acquired businesses, and representatives of the Founding Companies with significant contacts and experience in the towing and transport service industry. The Company believes that this management team and the fragmented nature of the industry will provide the Company with the capability and opportunity to implement an effective consolidation strategy. The Company expects to obtain a $50.0 million revolving line of credit from Bank of America to be used, in part, to finance future acquisitions.

 OPERATING STRATEGY

  Provide High Quality Service. The Company believes that timely, professional and dependable service is the primary generator of repeat business in the towing and transport service industry. The Company will seek to capitalize on the particular strengths of the individual Founding Companies to offer high quality service to all of its customers. The Company intends to implement proven practices of the Founding Companies throughout its operations in areas such as dispatching technology, driver training and professionalism, preventive maintenance and safety.

  Expand Scope of Services and Customer Base. The Company intends to expand the scope of its services by introducing certain capabilities of the individual Founding Companies in other markets where the Company believes such services can be successfully marketed. The Company believes that its size and financial and other resources will permit it to attract customers and contracts that require greater towing, transporting and storage capabilities than those possessed by local owner-operators. The Company intends to utilize its geographic diversity to pursue additional business from existing customers that operate on a regional or national basis, such as leasing companies, insurance companies and automobile auction companies. The Company also will seek to develop additional capabilities and services to complement its existing operations. For example, as a key part of its development of a national network of transport operations, the Company intends to establish regional marshalling yards, which will enable the Company to collect vehicles in one location and allocate them to particular transport vehicles and routes to maximize asset utilization.

  Achieve Operating Efficiencies. The Company will seek to achieve operating efficiencies through improved asset utilization by implementing a "hub-and-spoke" strategy within identified towing markets, with a centralized hub for management, dispatch and maintenance operations that supports multiple satellite truck and impound yards. The Company believes that this strategy will allow it to provide timely service throughout a particular market, while also enabling it to consolidate certain duplicative dispatch systems and facilities, thereby spreading certain fixed costs over a larger vehicle fleet. The Company also expects to realize cost savings by centralizing certain administrative functions at its headquarters in Albany, New York, including insurance, employee benefits, accounting and risk management. In the future, the Company intends to use its purchasing power to seek improved pricing in areas such as fuel, vehicles and parts.

  Maintain Local Expertise. The Company anticipates that the managements of the Founding Companies and companies to be acquired in the future will continue to maintain local control of their daily operations. The Company believes that this will allow it to take advantage of the local and regional market knowledge, name recognition and customer relationships possessed by each acquired company.

 ACQUISITION STRATEGY

  Enter New Geographic Markets. As part of its "hub-and-spoke" operating strategy, the Company intends to acquire established, high-quality companies in markets where it can establish a leading market position to serve as core businesses into which additional operations may be consolidated. The Company also intends to acquire transport businesses with complementary transport routes and capabilities in markets across North America in order to create an integrated national transport network and use its regional towing operations as feeders for its transport services.

  Expand Within Existing Geographic Markets. Once the Company has established a core presence in a market, it will seek to strengthen its market position by acquiring additional large companies that offer similar services. The Company will also pursue "tuck-in" acquisitions of smaller companies, whose businesses can be integrated into the Company's operations, thereby utilizing the Company's existing infrastructure over a broader vehicle fleet and revenue base. In addition, the Company may seek to vertically integrate its operations by acquiring companies which offer complementary services that the Company does not currently offer. In cases where acquired companies have developed local and regional goodwill and cultivated customer relationships, the Company intends to maintain existing business names and identities.

  The Company believes it will be regarded by acquisition candidates as an attractive acquiror because of: (i) the Company's strategy for creating a national, comprehensive and professionally managed towing and transport service company; (ii) the Company's decentralized operating strategy, which emphasizes an ongoing role for owners, management and key personnel of acquired businesses, as well as meaningful equity positions for these individuals which will enable them to participate in the Company's growth;
(iii) the Company's increased visibility and access to financial resources as a public company; and (iv) the potential for increased profitability of acquired companies due to centralization of administrative functions, access to increased marketing resources and purchasing economies.

  As consideration for future acquisitions, the Company intends to use a combination of Common Stock, cash and debt. The consideration for each future acquisition will vary on a case-by-case basis, with the major factors in establishing the purchase price being historical operating results, future prospects of the target and the ability of the target to complement the services offered by the Company. Promptly after consummation of the Offering, the Company intends to register 5,000,000 additional shares of Common Stock under the Securities Act for issuance in future acquisitions. The Company believes that it can structure acquisitions as tax-free reorganizations by using its Common Stock as consideration, which it expects will be attractive to those targeted business owners with a low tax basis in the stock of their businesses. While the Company continuously considers possible acquisition prospects as part of its growth strategy, the Company presently has no agreements, arrangements or other understandings to acquire any companies other than the Founding Companies.

OPERATIONS AND SERVICES PROVIDED

  The Company provides a broad range of towing and transport services for a diverse group of commercial, governmental and individual customers. Towing and transport services typically begin with a telephone call to the Company requesting assistance or transport. The call may come from a law enforcement officer, a commercial fleet dispatcher, a private business or an individual. The dispatcher records the relevant information regarding the vehicle to be towed or transported, checks the location and status of the Company's vehicle fleet, typically using a computerized positioning system, and assigns the job to a particular vehicle. The driver collects the vehicle and tows or transports it to one of several locations, depending on the nature of the customer.

  Law Enforcement Agency Towing. The Company provides these towing services to various law enforcement agencies. In this market, vehicles are typically towed to a Company facility where the vehicle is impounded and placed in storage. The vehicle remains in storage until its owner pays the towing fee, which is typically based on an hourly charge, and any daily storage fees, to the Company, as well as any fines due to the law enforcement agency. If the vehicle is not claimed within a period prescribed by law (typically between 30 and 90 days), the Company completes lien proceedings and sells the vehicle at auction or to a scrap metal facility, depending on the value of the vehicle. Depending on the jurisdiction, the Company either may keep all of the proceeds from vehicle sales, or may keep proceeds up to the amount of accrued towing and storage fees and remit the remainder to the law enforcement agency. These services are in some cases provided under contracts with police, sheriff and highway patrol departments, typically for terms of five years or less, that are terminable for material breach and are typically subject to competitive bidding upon expiration. In other cases, the Company provides these services to law enforcement agencies without a long-term contract. Whether pursuant to a contract or an ongoing relationship, these services are generally provided by the Company for a designated geographic area, or shared with one or more other companies on a rotation basis.

  New and Used Automobile Transport. The Company provides automobile transport services to leasing companies, automobile dealers, automobile auction companies, long-distance transporters, brokers and individuals. Services typically are provided as needed by particular customers and charged according to pre-set rates based on mileage. The Company transports large numbers of vehicles from automobile auctions, where off-lease vehicles are sold, to individual dealers. In addition, the Company provides transport services for dealers who transfer new cars from one region to another based on demand. The Company also provides local collection and delivery support to long-haul automobile transporters. A significant portion of transport work in the industry involves transporting automobiles from factories in the United States to individual dealerships. The Company currently does not transport vehicles for major domestic automobile manufacturers because this business is dominated by a few large carriers with established relationships.

  Insurance Salvage Towing and Transport. The Company provides insurance salvage towing and transport services pursuant to contractual arrangements with insurance companies and automobile auction companies for a per-vehicle fee based on the transport distance. This business involves secondary towing and transport, since the vehicles involved typically have already been towed to a storage facility. For example, after an accident, the damaged or destroyed vehicle is usually towed to a garage or impound yard. The Company's insurance salvage towing and transport operations collect these towed vehicles and transport them to repair shops, automobile auction companies or scrap metal facilities at the direction of the customer.

  Private Impound Towing. The Company provides private impound towing services to private customers, such as shopping centers, retailers and hotels, which engage the Company to tow vehicles that are parked illegally on their property. As in law enforcement agency towing, revenues are generated by the Company through the collection of towing and storage fees from vehicle owners, and from the sale of vehicles that are not claimed.

  Commercial Road Service. The Company provides commercial road services to a broad range of commercial customers, including automobile dealers and repair shops. The Company typically charges a flat fee and a mileage premium for these towing services. Commercial road services also include towing and recovery of heavy-duty trucks, recreational vehicles, buses and other large vehicles, typically for commercial fleet operators. The Company charges an hourly rate based on the towing vehicle used for these specialized services.

  Heavy Equipment Transport. The Company provides heavy equipment transport services to construction companies, contractors, municipalities and equipment leasing companies. Service fees are based on the transport vehicle used and the transport distance.

  Consumer Road Service. The Company also tows disabled vehicles for individual motorists and national motor clubs. Vehicles are generally towed to repair facilities for a flat fee paid by either the individual motorist or the motor club. Consumer road service represents a significant portion of the towing and transport service industry, but the Company has not focused on this area to date.

  While the Company currently does not provide municipal freeway towing services, it anticipates that it will do so in the future.

SALES AND MARKETING; CUSTOMERS

  The Company believes that the commitment to consistent high quality service demonstrated by the Founding Companies has produced long-term relationships with many existing customers and positions the Company to expand market penetration through the use of enhanced sales and marketing efforts. To date, the Founding Companies have largely focused on building and maintaining personal relationships with customers, while also using limited print advertising in newspapers and industry periodicals. Upon consummation of the Acquisitions, the Company will continue to focus its marketing efforts on large governmental and commercial accounts, including leasing companies, insurance companies and law enforcement agencies. The Company intends to augment the capabilities and contacts of the owners and general managers of the Founding Companies with a sales program designed to identify significant target customers and expand working relationships with existing customers.

  Although the Company generally has a diverse customer base, one customer, Insurance Auto Auctions ("IAA"), accounted for approximately 10% of the Company's combined net revenue in 1997. The Company provides towing and transport services to IAA pursuant to a contract that expires in 1999, but renews automatically for an additional three-year period, unless either party elects to the contrary. The contract is terminable by either party at any time for material breach upon 30 days' prior written notice. The Company expects that IAA will continue to account for a significant percentage of the Company's revenue for the foreseeable future. The loss of a significant customer, including IAA, could have a material adverse effect on the Company's business, financial condition and results of operations.

DISPATCH AND INFORMATION SYSTEMS

  Each of the Founding Companies operates a local dispatch system to assign individual towing and transport vehicles to particular service calls. Most of the Founding Companies have computerized positioning systems which identify and track vehicle location and status, thereby decreasing response times and increasing asset utilization. Initially, the Company anticipates continuing to use existing dispatch systems of the Founding Companies for its towing and transport operations, while exploring possibilities with respect to implementing a national dispatch system to support its transport operations and building regional towing dispatch systems in identified markets where the Company has established a leading market position.

  Due to the recent formation of the Company, each of the Founding Companies is currently using the accounting and financial reporting systems that it has in place. The Company is beginning the process of selecting and implementing systems that will enable it to centralize its accounting and financial reporting activities at its headquarters in Albany, New York. The Company anticipates that it will need to upgrade and expand its information technology systems on an ongoing basis as it expands its operations and completes acquisitions. The Company is not aware of any material systems problems related to calendar year 2000 at any Founding Company and expects that its new accounting and financial reporting system will be year 2000 compatible.

COMPETITION

  The towing and transport industry is highly fragmented and extremely competitive. Competition for the delivery of towing and transport services is based primarily on quality, service, timeliness, price and geographic proximity. The Company competes with certain large towing and transport companies on a regional and local basis, some of which may have greater financial and marketing resources than the Company. The Company also competes with thousands of smaller local companies, which may have lower overhead cost structures than the Company and may, therefore, be able to provide their services at lower rates than the Company. The Company believes that it will be able to compete effectively because of its high quality service, geographic scope, broad range of services offered, experienced management and operational economies of scale. The Company intends to seek to differentiate itself from its competition in terms of service and quality by investing in training, systems and equipment and by offering a broad range of products and services. The Company may also face competition for acquisition candidates from companies which are attempting, or may attempt in the future, to consolidate the towing and transport service industry. Some of the Company's current or future competitors may be better positioned than the Company to finance acquisitions, to pay higher prices for acquisition candidates pursued by the Company or to finance their internal operations.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

  Towing and transport services are subject to various federal, state and local laws and regulations regarding equipment, driver certification, training and recordkeeping, and workplace safety. The Company's vehicles and facilities are subject to periodic inspection by the United States Department of Transportation and similar state and local agencies. The Company's failure to comply with such laws and regulations could subject it to substantial fines and could lead to the closure of operations that are not in compliance. In addition, certain government contracting laws and regulations may impact the Company's ability to acquire complementary businesses in a given city or county. The Founding Companies have numerous federal, state and local licenses and permits for the conduct of their respective businesses, which may or may not be transferable to the Company upon consummation of the Acquisitions. To the extent that such licenses and permits are not transferable, the Company will be required to reapply for such licenses in order to conduct its business. Any failure by the Company to obtain such licenses and permits or delay in the Company's receipt of such licenses and permits could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's operations are subject to a number of federal, state and local laws and regulations relating to the storage of petroleum products, hazardous materials and impounded vehicles, as well as safety regulations relating to the upkeep and maintenance of Company vehicles. In particular, the Company's operations are subject to federal, state and local laws and regulations governing leakage from salvage vehicles, waste disposal, the handling of hazardous substances, environmental protection, remediation, workplace exposure and other matters. The Company's management believes that the Company is in substantial compliance with all such laws and regulations and does not currently anticipate that the Company will be required to expend any substantial amounts in the foreseeable future in order to meet current environmental or workplace health and safety requirements. It is possible that an environmental claim could be made against the Company or any of the Founding Companies or that one or more of them could be identified by the Environmental Protection Agency, a state agency or one or more third parties as a potentially responsible party under federal or state environmental laws. If the Company or any of the Founding Companies were to be named a potentially responsible party, the Company could be forced to incur substantial investigation, legal and remediation costs, which could have a material adverse effect on the Company's business, financial condition and results of operations.

SAFETY AND TRAINING

  The Company is committed to continuing the Founding Companies' focus and emphasis on safety and training. The Founding Companies currently utilize a variety of programs to improve safety, including regular driver training and certification, drug testing and safety bonuses. The Company plans to adopt these and other proven practices throughout its operations to ensure that all employees comply with safety standards established by the Company, its insurance carriers and federal, state and local laws and regulations. In addition, the Company intends to continue to promote the Founding Companies' emphasis on an accident-free environment. The Company believes that its emphasis on safety and training will assist it in attracting and retaining quality employees.

FACILITIES AND VEHICLES

  The Company operates 17 facilities that are used to garage, repair and maintain towing and transport vehicles, impound and store towed vehicles and conduct lien sales and auctions. All of the Company's facilities are leased from other parties and, in seven cases, those parties are former owners or affiliates of the Founding Companies. See "Certain Transactions --Transactions Involving Certain Directors and Principal Stockholders." Many of the Company's facilities are capable of being utilized at higher capacities, if necessary. The Company will seek to consolidate facilities and vehicle storage capacity in the future.

  The Company operates a fleet of approximately 300 towing and transport vehicles. The Company believes these vehicles generally are well-maintained and adequate for its current operations.

RISK MANAGEMENT, INSURANCE AND LITIGATION

  The primary liability risks in the Company's operations include bodily injury, property damage, workers' compensation claims and, potentially, environmental and land use claims. Although each of the Founding Companies has maintained its own insurance, the Company expects to obtain insurance on a Company-wide basis, subject to customary deductibles. The Founding Companies have been, from time to time, parties to litigation arising in the ordinary course of their respective businesses, most of which involves claims for personal injury or property damage incurred in connection with their operations. The Company is not currently involved in any litigation that the Company believes will have a material adverse effect on its business, financial condition or results of operations.

EMPLOYEES

  As of December 31, 1997, the Founding Companies had approximately 400 employees and approximately 95 independent contractors. None of the employees of the Founding Companies are subject to collective bargaining agreements.

                                  MANAGEMENT

DIRECTORS AND OFFICERS

  The following table sets forth information concerning those persons who will serve as the Company's directors and officers upon consummation of the
Offering:

              NAME                 AGE                           POSITION
Edward T. Sheehan................  55  Chairman of the Board, Chief Executive Officer and Secretary
Allan D. Pass....................  48  Senior Vice President and Chief Operating Officer*
Donald J. Marr...................  39  Senior Vice President and Chief Financial Officer
Mark McKinney....................  30  Co-Chief Acquisition Officer and Director
Ross Berner......................  32  Co-Chief Acquisition Officer and Director
Richard P. McGinn, Jr............  32  Vice President and Corporate Controller
Edward W. Morawski...............  49  Vice President and Director*
Grace M. Hawkins.................  52  Director*
Mark J. Henninger................  40  Director*
Donald F. Moorehead, Jr..........  47  Director*
Todd Q. Smart....................  33  Director*
Edward D. Smith..................  60  Director*

---------------------
* To be elected as an officer or director of the Company effective upon consummation of the Offering.

  Edward T. Sheehan has served as Chairman of the Board and Chief Executive Officer since October 1997. Mr. Sheehan was President and Chief Operating Officer of United Waste Systems, Inc. from December 1992 to August 1997, when the company was sold to USA Waste Services, Inc. He was Senior Vice President and Chief Financial Officer of Clean Harbors, Inc., a publicly-held environmental services company, from September 1990 to April 1992. From 1966 to 1990, Mr. Sheehan held several financial and operating positions with General Electric Company ("GE"), including Manager--Finance for GE's power generation service businesses, factory automation operations and Europe, Africa and Middle East Divisions.

  Allan D. Pass, Ph.D will become Senior Vice President and Chief Operating Officer of the Company upon consummation of the Offering. In 1986, he founded, and until February 1998 served as the Chief Executive Officer and President of, National Behavioral Science Consultants, Inc., a consulting firm specializing in innovative productivity and profitability enhancement and human resource programs. From September 1991 until June 1995, Dr. Pass also served as a Corporate Vice President for Chambers Development Corporation.

  Donald J. Marr has served as Senior Vice President and Chief Financial Officer of the Company since January 1998. From 1986 through 1997, he held a series of management positions with KeyCorp, most recently as Senior Vice President, Planning and Analysis. From January 1984 to October 1986, he held various positions at the accounting firm of Coopers & Lybrand. Mr. Marr is a certified public accountant.

  Mark McKinney has been a senior executive officer and director of the Company since its inception. He currently serves as Co-Chief Acquisition Officer. From December 1995 to October 1997, Mr. McKinney was a portfolio manager for Berger Associates, a leading mutual fund company. He was a portfolio manager for Farmers Insurance Group from April 1992 to December 1995.

  Ross Berner has been a senior executive officer and director of the Company since its inception. He currently serves as Co-Chief Acquisition Officer. From 1992 through 1997, Mr. Berner held various equity sales and trading positions at Salomon Brothers Inc.

  Richard P. McGinn, Jr. has served as Vice President and Corporate Controller of the Company since January 1998. From August 1996 to December 1997, he served as Chief Financial Officer and Corporate Controller of Health Research Inc., a non-profit corporation specializing in grant sponsored research programs.

From 1987 to August 1996, Mr. McGinn held various positions at the accounting firm of KPMG Peat Marwick llp, including Senior Audit Manager. Mr. McGinn is a certified public accountant.

  Edward W. Morawski will become Vice President and a director of the Company upon consummation of the Offering. Mr. Morawski founded Northland in 1977 and has served as its President since inception.

  Grace M. Hawkins will become a director of the Company upon consummation of the Offering. Since 1991, Ms. Hawkins has been President of Lotus Publications, Inc., a publishing company specializing in marketing for the transportation industry. From 1985 to 1991, she served as President of T.T. Publications, Inc., a magazine publisher. She has authored numerous articles relating to the towing industry.

  Mark J. Henninger will become a director of the Company upon consummation of the Offering. Mr. Henninger will also continue to be involved in the management of Keystone and will provide acquisition-related consulting services to the Company upon consummation of the Acquisitions. Mr. Henninger founded Keystone in 1991 and has served as its President since inception.

  Donald F. Moorehead, Jr. will become a director of the Company upon consummation of the Offering. From May 1994 to August 1997, he served as Vice Chairman and Chief Development Officer of USA Waste Services, Inc., the third largest solid waste management company in the United States. From October 1990 to May 1994, Mr. Moorehead was Chairman and Chief Executive Officer of Mid-American Waste Systems, Inc.

  Todd Q. Smart will become a director of the Company upon consummation of the Offering. Mr. Smart will also continue to be involved in the management of Absolute and will provide acquisition-related consulting services to the Company upon consummation of the Acquisitions. Mr. Smart founded Absolute in 1988 and has served as its President since inception.

  Edward D. Smith will become a director of the Company upon consummation of the Offering. Mr. Smith has been President of Quality and Vice President of Nevada Recycling Corporation since 1988.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors intends to establish an Audit Committee and a Compensation Committee after the Offering. The Audit Committee will serve to:
(i) make recommendations to the Board of Directors with respect to the independent auditors who conduct the annual examination of the Company's accounts; (ii) review the scope of the annual audit and meet periodically with the Company's independent auditors to review their findings and recommendations; (iii) approve major accounting policies or changes thereto; and (iv) periodically review the Company's principal internal financial controls. The Compensation Committee will serve to review the compensation of executive officers of the Company and make recommendations regarding such compensation to the Board of Directors.

COMPENSATION OF DIRECTORS

  Certain directors who are not employees or consultants of the Company will receive (i) upon consummation of the Offering, a one-time grant of options to purchase 20,000 shares of Common Stock at the initial public offering price set forth on the cover of this Prospectus and (ii) cash compensation of approximately $2,500 for each meeting attended. Directors who are employees or consultants of the Company will not receive additional compensation for serving as directors. All directors are reimbursed for expenses incurred in attending meetings of the Board or committees thereof.

EXECUTIVE COMPENSATION; EMPLOYMENT AGREEMENTS; COVENANTS-NOT-TO-COMPETE

  The Company was incorporated in July 1997 and has not conducted any operations to date other than activities related to the Acquisitions and the Offering. The Company did not pay any of its executive officers compensation during 1997. The Company anticipates that during 1998 its most highly compensated executive officers will be Messrs. Sheehan, McKinney, Berner and Marr and Dr. Pass (collectively, the "Named Executive Officers").

  The Company has entered into employment agreements with each of the Named Executive Officers. Pursuant to such agreements, each executive is entitled to receive a base salary and will be eligible to receive an annual performance bonus as determined by the Board of Directors. The annual base salaries of the executives are as follows: Mr. Sheehan--$200,000; Mr. McKinney--$150,000; Mr. Berner--$150,000; Dr. Pass--$150,000; and Mr. Marr--$125,000. Each employment agreement has an initial term of three years (beginning in February 1998 in the case of Mr. Sheehan and January 1998 in the case of the other Named Executive Officers), unless terminated by either party prior to the end of such initial term. Each agreement also may be terminated upon the death or disability of the executive or for "cause" upon notice by the Company to the executive. The employment agreements provide that if the executive is terminated without cause, such executive will be paid a severance amount payable in accordance with the Company's regular pay schedule equal to the base salary paid to such executive for the following periods: Mr. Sheehan--six months; Mr. McKinney--one year; Mr. Berner--one year; Dr. Pass--two years; and Mr. Marr--one year. For purposes of such severance payments, a voluntary termination of employment by any of Messrs. McKinney, Berner or Marr or Dr. Pass within six months after a termination of employment of Mr. Sheehan for any reason constitutes a termination without cause. Mr. Sheehan's employment agreement contains a covenant not to solicit employees or customers of the Company for a period of one year after termination of his employment. The employment agreements of each of the other Named Executive Officers contain covenants not to compete with the Company and covenants not to solicit employees or customers of the Company for a period of one year following termination of the agreements.

1998 STOCK OPTION PLAN

  The Company's 1998 Stock Option Plan (the "1998 Stock Option Plan") is intended to provide directors, officers, employees and consultants of the Company with an opportunity to invest in the Company and to advance the interests of the Company and its stockholders by enabling the Company to attract and retain qualified personnel. The 1998 Stock Option Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options. The maximum number of shares of Common Stock that may be subject to options granted under the 1998 Stock Option Plan may not exceed, in the aggregate, the number of shares equal to 10% of the shares of Common Stock outstanding immediately following consummation of the Offering. Shares of Common Stock that are attributable to grants that have expired, terminated or been cancelled or forfeited are available for issuance in connection with future grants. The Compensation Committee will administer the 1998 Stock Option Plan and select the individuals who will receive awards and establish the terms and conditions of such awards.

  Options to purchase a total of 215,000 shares of Common Stock at an exercise price of $9.00 per share have been granted to officers and consultants of the Company as follows: 90,000 shares to Dr. Pass; 50,000 shares to Mr. Marr; 40,000 shares to Mr. McGinn; and an aggregate of 35,000 shares to two consultants. Each such option will vest at the rate of 33 1/3% per year, commencing on January 23, 1999, and will expire ten years from the date of grant. Upon consummation of the Offering, options to purchase an aggregate of 40,000 shares of Common Stock are expected to be granted to two directors of the Company at an exercise price equal to the initial public offering price set forth on the cover page of the Prospectus.

                             CERTAIN TRANSACTIONS

ORGANIZATION OF THE COMPANY

  In connection with the formation of the Company, the Company issued to each of Messrs. Berner and McKinney 930,000 shares of Common Stock for cash consideration of $25,000 each. At December 31, 1997, Messrs. Berner and McKinney had advanced $92,000 to the Company to pay certain expenses incurred by the Company in connection with the Acquisitions and the Offering. These advances bear interest at a rate of 8.5% per annum.

  In November 1997, the Company issued 744,000 shares of Common Stock to Mr. Sheehan for cash consideration of $20,000. Mr. Sheehan purchased the shares under a Stock Purchase and Restriction Agreement pursuant to which such shares are subject to repurchase by the Company, at the Company's discretion, at the price paid for such shares in the event that Mr. Sheehan voluntarily terminates his employment or is discharged for "cause." This repurchase right will expire with respect to 372,000 shares upon consummation of the Offering, and with respect to the remaining 372,000 shares in August 1999.

  In January 1998, the Company issued an aggregate of 218,736 shares of Common Stock to private investors for cash consideration of $735,000, of which Mr. Moorehead purchased 29,760 shares for $100,000 and Mr. Smith purchased 11,904 shares for $40,000.

  Simultaneously with consummation of the Offering, each of the Founding Companies will merge with and into United Road Services. The aggregate consideration to be paid by United Road Services in the Acquisitions is $32.3 million in cash, 2,753,365 shares of Common Stock and the assumption of approximately $10.6 million in outstanding indebtedness of the Founding Companies. In addition, following each of the years 1998 through 2002 the Company will be required to make an earn-out payment to the stockholders of each Founding Company that achieves revenue growth (i) over a targeted amount of revenue for 1998 (generally equal to 110% of 1997 revenue of their business) and (ii) ten percent over the greater of actual revenue or targeted revenue of the business for the immediately preceding year for each of the succeeding four years after 1998. Any required earn-out payments will be made in the form of Common Stock of the Company.

  The consummation of each Acquisition is subject to customary conditions. These conditions include, among others, the continuing accuracy on the closing date of the Acquisitions of the representations and warranties of the Founding Companies and the principal stockholders thereof and of United Road Services, the performance by each of them of all covenants included in the agreements relating to the Acquisitions and the non-existence of a material adverse change in the business, financial condition or results of operations of each Founding Company. There can be no assurance that the conditions to closing of the Acquisitions will be satisfied or waived or that the Acquisitions will be consummated.

  The following table sets forth the consideration to be paid by United Road Services for each Founding Company based on the Offering Price (without giving effect to any earn-out payments that may be required) and the total indebtedness which would have been assumed by the Company had the Acquisitions occurred on December 31, 1997:

                                                        SHARES OF      TOTAL
                       NAME                     CASH   COMMON STOCK INDEBTEDNESS
                                                    (DOLLARS IN THOUSANDS)
     Northland................................ $ 8,307    692,277     $ 1,623
     Falcon...................................   4,282    356,850       1,646
     Quality..................................   5,129    485,750       2,527
     Caron....................................   3,000    250,000       2,125
     Absolute.................................   3,567    297,267         312
     Keystone.................................   4,531    377,624         793
     Auto Service.............................   1,651    137,554         969
     Milne....................................   1,873    156,043         636
                                               -------  ---------     -------
       Total.................................. $32,340  2,753,365     $10,631
                                               =======  =========     =======

  In connection with the Acquisitions and as consideration for their interests in the Founding Companies, certain officers, directors, persons who have agreed to serve as directors and holders of more than five percent of the outstanding shares of Common Stock of the Company upon consummation of the Offering, will receive cash and shares of Common Stock as follows:

                                                                     SHARES OF
                          NAME                            CASH      COMMON STOCK
                                                     (IN THOUSANDS)
     Edward W. Morawski.............................     $8,307       692,277
     Edward D. Smith................................        410        38,860
     Todd Q. Smart..................................      3,567       297,267
     Mark J. Henninger..............................      4,531       377,624

  Prior to consummation of the Acquisitions, Keystone intends to make a cash distribution to Mr. Henninger in an amount that is expected to be less than $150,000. In addition, Keystone and Quality intend to distribute to Mr. Henninger and Mr. Smart, respectively, assets with book values of $56,000 and $65,000, respectively.

  From time to time, Quality advances amounts to, and borrows amounts from, entities of which Mr. Smith is a shareholder. At December 31, 1997, Mr. Smith owed Quality a net amount of approximately $743,000. This amount, plus accrued interest of approximately $89,000, will be repaid to Quality prior to consummation of the Offering. Quality and such affiliated entities have agreed that there will be no further advances subsequent to December 31, 1997.

  Quality has, in the past, paid management fees to Eureka Management LLC ("Eureka"), an entity which is approximately 50% owned by Mr. Smith. Prior to consummation of the Offering, Quality will pay $80,000 to Eureka for management fees accrued in 1998. Fees paid to Eureka were $200,000 in each of the fiscal years ended January 31, 1996 and 1997.

  Pursuant to the agreements entered into in connection with the Acquisitions, the stockholders of the Founding Companies have agreed not to compete with the Company for a period of five years from the date of consummation of the Offering in defined businesses and geographic areas.

TRANSACTIONS INVOLVING CERTAIN DIRECTORS AND PRINCIPAL STOCKHOLDERS

  Upon consummation of the Acquisitions, the Company will enter into consulting agreements with each of Mr. Smart and Mr. Henninger. Pursuant to each agreement, each of Messrs. Smart and Henninger is entitled to receive from the Company a consulting fee equal to two percent of the gross revenue of each company that Mr. Smart or Mr. Henninger, as the case may be, assists the Company in acquiring, with the fee being based upon such acquired company's gross revenue for the twelve months immediately preceding the acquisition. Each consulting agreement is for a term of three years. In addition, upon consummation of the Acquisitions, the Company will enter into an employment agreement with Mr. Morawski pursuant to which he will serve as a Vice President of the Company for a term of three years, with an annual base salary of $125,000 per year. The employment and consulting agreements described above also contain a covenant not to compete with the Company for one year after the termination of the employment or consulting agreement.

  Mr. Henninger is seeking the award of a contract for police towing in a police district in Los Angeles. Mr. Smart is seeking a similar award in another district. If either such award is made, Mr. Henninger or Mr. Smart, as the case may be, will conduct such operations through a newly formed entity to be controlled by him. The Company has the option to purchase such entities, commencing one year after consummation of the Offering in the case of Mr. Henninger and 18 months after consummation of the Offering in the case of Mr. Smart, ending in either case three years after consummation of the Offering. The purchase price under each of these options is a multiple of the pro forma net income of the entity for the 12-month period prior to exercise of the option.

  Prior to consummation of the Acquisitions (i) Mr. Smith and another stockholder of Quality will form Exodous Holdings LLC ("Exodous") and contribute a portion of the shares they own in Quality to Exodous in return for ownership interests in Exodous of 49% and 51%, respectively; and (ii) Quality will repurchase the shares of Quality held by Exodous in exchange for the transfer to Exodous of real estate and related property owned by Quality with a book value of approximately $917,000. Upon consummation of the Acquisitions, the Company will lease such real estate and related property from Exodous pursuant to a five year lease for an annual rent of approximately $46,000 per annum for the first 30 months and approximately $70,000 per annum for the final 30 months. In addition, certain outstanding indebtedness of Quality to its former owner (which totalled approximately $1.6 million as of December 31, 1997) that is secured by the capital stock and certain assets of Quality, including the real property to be transferred to Exodous, will be assumed by the Company in connection with the Acquisitions.

  Quality currently leases certain real property in Las Vegas, Nevada from Nevada Recycling Corporation, of which Mr. Smith is a 50% shareholder. Amounts paid pursuant to such leases were approximately $96,000 for the year ended January 31, 1997 and approximately $108,000 for the twelve-month period ended December 31, 1997. Upon consummation of the Acquisitions, the Company will lease such facilities from Nevada Recycling Corporation pursuant to two separate lease agreements that each have a term of five years and provide for an annual rent of $96,000 and $12,000, respectively.

  Certain stockholders of the Founding Companies who will become directors of the Company upon consummation of the Offering have guaranteed obligations of their respective Founding Companies. The Company intends to obtain the release of these guarantees as soon as practicable following consummation of the Offering.

COMPANY POLICY

  Any future transactions with directors, officers, employees or affiliates of the Company will be approved in advance by a majority of disinterested members of the Board of Directors.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information (after giving effect to the issuance of shares of Common Stock in connection with the Acquisitions) regarding the beneficial ownership of the Company's Common Stock as of February 15, 1998 prior to the Offering and after giving effect to the Offering, by (a) each person who is known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock, (b) each of the Company's directors and persons who have agreed to serve as directors of the Company ("director nominees"), (c) each Named Executive Officer, and (d) all directors, director nominees and executive officers as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the securities listed below, based on information provided by such owners, have sole investment and voting power with respect to the Common Stock shown below as being beneficially owned by them, subject to community property laws where applicable. Unless otherwise indicated, the address of each beneficial owner is c/o United Road Services, Inc., 8 Automation Lane, Albany, New York 12205.

                                                                   PERCENT
                                                              -----------------
                                                    NUMBER OF  BEFORE   AFTER
                       NAME                          SHARES   OFFERING OFFERING
Mark McKinney......................................   930,000   16.7%     8.4%
Ross Berner........................................   930,000   16.7      8.4
Edward T. Sheehan..................................   744,000   13.3      6.7
Edward W. Morawski.................................   692,277   12.4      6.3
Mark J. Henninger..................................   377,624    6.8      3.4
John David Floyd...................................   356,850    6.4      3.2
Todd Q. Smart......................................   297,267    5.3      2.7
Edward D. Smith....................................    50,764    *        *
Donald F. Moorehead, Jr............................    29,760    *        *
Allan D. Pass......................................       --     --       --
Donald J. Marr.....................................       --     --       --
Grace M. Hawkins...................................       --     --       --
All directors, director nominees and executive
 officers as a group (11 persons).................. 4,051,692   72.7%    36.6%

---------------------
*  Less than one percent.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company's authorized capital stock consists of 40,000,000 shares of capital stock consisting of 35,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of Preferred Stock, $0.001 par value. Upon consummation of the Acquisitions and the Offering, there will be 11,076,101 shares of Common Stock and no shares of Preferred Stock outstanding. The following discussion of the material features of the capital stock of the Company is intended as a summary only and is qualified in its entirety by reference to the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record by them on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock that may be issued, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for the payment of dividends. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued in the Offering and pursuant to the Acquisitions will be fully paid and non-assessable.

PREFERRED STOCK

  The Company's Board of Directors (the "Board") has the authority, without action by the stockholders, to designate and issue up to 5,000,000 shares of Preferred Stock in one or more series and to designate the dividend rate, voting rights and other rights, preferences and restrictions of each series, any or all of which may be greater than the rights of the Common Stock. The Company has no present plans to issue any shares of Preferred Stock.

  One of the effects of undesignated Preferred Stock may be to enable the Board to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise and to protect the continuity of the Company's management. The issuance of shares of Preferred Stock may adversely affect the rights of holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

CLASSIFIED BOARD OF DIRECTORS; FILLING VACANCIES

  The Company's Amended and Restated Certificate of Incorporation (the "Certificate") provides that the Board shall be divided into three classes and that the number of directors in each class shall be as nearly equal as is possible based upon the number of directors constituting the entire Board. The Certificate effectively provides that the term of office of the first class will expire at the annual meeting of stockholders following the date of this Prospectus, the term of office of the second class will expire at the second annual meeting of stockholders following the date of the Prospectus, and the term of office of the third class will expire at the third annual meeting of stockholders following the date of this Prospectus. At each annual meeting of stockholders, successors to directors of the class whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

  The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board. Such a delay may help to provide the Board with sufficient time to analyze an unsolicited proxy contest, a tender or exchange offer or any other extraordinary corporate transaction. However, such classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. The classification of the Board could thus increase the likelihood that incumbent directors will retain their positions.

  Under Delaware law, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. The Certificate does not override this provision. The Certificate does provide that, subject to the rights of any holders of Preferred Stock, newly created directorships resulting from an increase in the authorized number of directors or vacancies on the Board resulting from death, resignation, retirement, disqualification or removal of directors or any other cause may be filled only by the Board (and not by the stockholders unless there are no directors in office), provided that a quorum is then in office and present, or by a majority of the directors then in office, if less than a quorum is then in office, or by the sole remaining director. Accordingly, the Board could prevent any stockholder from enlarging the Board and filling the new directorships with such stockholder's own nominees.

  The provisions of the Certificate governing the removal of directors and the filling of vacancies may have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company, or of attempting to change the composition or policies of the Board, even though such attempts might be beneficial to the Company or its stockholders. These provisions of the Certificate could thus increase the likelihood that incumbent directors will retain their positions.

STOCKHOLDER MEETING PROVISIONS

  The Certificate and the Company's Amended and Restated Bylaws (the "Bylaws") provide that (subject to the rights of any holders of Preferred Stock) (i) only a majority of the Board or the Chief Executive Officer is able to call a special meeting of stockholders; and (ii) stockholder action may be taken only at a duly called and convened annual or special meeting of stockholders and may not be taken by written consent. These provisions, taken together, prevent stockholders from forcing consideration by the stockholders of stockholder proposals over the opposition of the Board, except at an annual meeting.

  The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as director, or to bring other business before an annual meeting of stockholders of the Company (the "Notice Procedure").

  The Notice Procedure provides that, subject to the rights of any holders of Preferred Stock, only persons who are nominated by or at the direction of the Board, any committee appointed by the Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected will be eligible for election as directors of the Company. The Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board, any committee appointed by the Board, or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Notice Procedure, to be timely, notice of stockholder nominations or proposals to be made at an annual or special meeting must be received by the Company not less than 60 days nor more than 90 days prior to the scheduled date of the meeting (or, if less than 70 days' notice or prior public disclosure of the date of the meeting is given, then not later than the 15th day following the earlier of (i) the day such notice was mailed or (ii) the day such public disclosure was made). These notices must contain certain prescribed information.

  The Notice Procedure affords the Board an opportunity to consider the qualifications of proposed director nominees or the merit of stockholder proposals, and, to the extent deemed appropriate by the Board, to inform stockholders about such matters, and also provides a more orderly procedure for conducting annual meetings of stockholders.

  Although the Bylaws do not give the Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, the foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, if the proper advance notice procedures are not followed, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

DELAWARE LAW

  The Company is a Delaware corporation and subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder, subject to certain exceptions such as approval of the board of directors and of the holders of at least two-thirds of the outstanding shares of voting stock not owned by the interested stockholder. The existence of this provision is expected to have an anti-takeover effect, possibly inhibiting attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  Pursuant to the provisions of the Delaware General Corporation Law, the Company has adopted provisions in the Certificate which provide that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
(iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law; and (iv) transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

  The Bylaws require the Company to indemnify its officers and directors and permit the Company to indemnify its other agents, by bylaws, agreements or otherwise, to the fullest extent permitted under Delaware law. The Company intends to enter into separate indemnification agreements with its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

TRANSFER AGENT

  The Company's transfer agent and registrar for its Common Stock is
               .

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering, there has been no public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock. Upon consummation of the Offering and the Acquisitions, the Company will have outstanding an aggregate of 11,076,101 shares of Common Stock, assuming (i) the issuance of 5,500,000 shares of Common Stock in the Offering and (ii) no exercise of the Underwriters' over-allotment option. Of these shares, the 5,500,000 shares sold in the Offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by affiliates of the Company (whose sales would be subject to certain limitations and restrictions described below).

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares of Common Stock for at least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 110,760 shares immediately after the Offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares of Common Stock proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144.

  Each of the Company, its executive officers and directors and certain stockholders of the Company has agreed, subject to certain exceptions described below, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of DLJ except for issuances of shares of Common Stock by the Company in connection with future acquisitions. In addition, certain executive officers of the Company and the stockholders of the Founding Companies receiving Common Stock pursuant to the Acquisitions, holding an aggregate of 5,387,125 shares of Common Stock, have agreed with the Company not to sell, transfer or otherwise dispose of any of their shares of Common Stock for a period of one year after the date of consummation of the Offering.

  The Company's existing stockholders have, and the stockholders of the Founding Companies will receive, certain rights to include their shares in registrations of Common Stock under the Securities Act that the Company effects in the future (other than registrations in connection with future acquisitions or employee benefit plans), including registrations that may occur within one year after consummation of the Offering. Such stockholders also have certain rights commencing two years after consummation of the Offering to require the Company to effect a registration of their shares of Common Stock. During the 180-day lockup period described above, the Company has agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent except for registration of shares of Common Stock to be issued upon exercise of stock options under the Company's stock option plan. After consummation of the Offering, options to purchase 255,000 shares of Common Stock will be outstanding and an additional 852,610 shares of Common Stock will be reserved for issuance pursuant to the Company's 1998 Stock Option Plan. The Company intends to register under the Securities Act all of the shares of Common Stock underlying such options. In addition, DLJ has agreed to allow the Company to register 5,000,000 shares of Common Stock under the Securities Act upon consummation of the Offering for use by the Company in future acquisitions. These shares generally will be freely tradeable after their issuance.

                                 UNDERWRITING

  Subject to the terms and conditions of an Underwriting Agreement dated
            , 1998 (the "Underwriting Agreement"), the Underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Credit Suisse First Boston and BancAmerica Robertson Stephens (the "Representatives"), have severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite their names below.

                                                                       NUMBER OF
                               UNDERWRITERS                             SHARES
     Donaldson, Lufkin & Jenrette Securities Corporation..............
     Credit Suisse First Boston.......................................
     BancAmerica Robertson Stephens...................................
                                                                         -----
       Total..........................................................
                                                                         =====

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

  The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including the Underwriters) at such price less a concession not in excess of $
per share. The Underwriters may allow, and such dealers may re-allow, to
certain other dealers a concession not in excess of $         per share. After
the initial offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time, in
whole or in part, up to an aggregate of         additional shares of Common
Stock at the initial public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover overallotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  Each of the Company, its executive officers and directors and certain stockholders of the Company has agreed, subject to certain exceptions described below, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of DLJ, except for issuances of shares of Common Stock by the Company in connection with future acquisitions. In addition, certain executive officers of the Company and the stockholders of the Founding Companies receiving Common Stock pursuant to the Acquisitions, holding an aggregate of 5,387,125 shares of Common Stock, have agreed with the Company not to sell, transfer or otherwise dispose of any of their shares of Common Stock for a period of one year after the date of consummation of the Offering.

  The Company's existing stockholders have, and the stockholders of the Founding Companies will receive, certain rights to include their shares in registrations of Common Stock under the Securities Act that the Company effects in the future (other than registrations in connection with future acquisitions or employee benefit plans), including registrations that may occur within one year after consummation of the Offering. Such stockholders also have certain rights commencing two years after consummation of the Offering to require the Company to effect a registration of their shares of Common Stock. During the 180-day lockup period described above, the Company has agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent except for the registration of shares of Common Stock to be issued upon the exercise of stock options under the Company's stock option plan. DLJ has agreed to allow the Company to register 5,000,000 shares of Common Stock under the Securities Act upon consummation of the Offering for use by the Company in future acquisitions. See "Shares Eligible For Future Sale."


  Prior to the Offering, there has been no established trading market for the Common Stock. The initial public offering price for the shares of Common Stock offered hereby will be determined by negotiation among the Company and the Representatives. The factors to be considered in determining the initial public offering price include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the Offering.

  The Company has applied to have the Common Stock approved for listing on the Nasdaq National Market under the symbol "URSI."

  Other than in the United States, no action has been taken by the Company or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

  In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

  The legality of the Common Stock offered hereby will be passed on for the Company by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation ("Howard, Rice"), San Francisco, California. Certain directors of Howard, Rice own in the aggregate 9,672 shares of Common Stock of the Company. Certain legal matters will be passed on for the Underwriters by McDermott, Will & Emery, Chicago, Illinois.

                                    EXPERTS

  The financial statements of United Road Services, Inc., the combined financial statements of Northland Auto Transporters, Inc. and Northland Fleet Leasing, Inc., the combined financial statements of Caron Auto Works, Inc. and Caron Auto Brokers, Inc., the consolidated financial statements of Smith-Christensen Enterprises, Inc. and subsidiary, the consolidated financial statements of ASC Transportation Services and subsidiary, and the financial statements of Falcon Towing and Auto Delivery, Inc., Absolute Towing and Transporting, Inc., and Keystone Towing, Inc. to the extent and for the periods indicated in their reports, have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. Copies of the Registration Statement may be examined without charge at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains registration statements, reports, proxy and information statements and other information regarding registrants (including the Company) that file electronically with the Commission. The address of such World Wide Web site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
UNITED ROAD SERVICES, INC. AND FOUNDING COMPANIES UNAUDITED PRO FORMA
 COMBINED FINANCIAL STATEMENTS
  Unaudited Pro Forma Combined Financial Statements--Basis of Presenta-
   tion..................................................................  F-3
  Unaudited Pro Forma Combined Balance Sheet.............................  F-4
  Unaudited Pro Forma Combined Statement of Operations...................  F-5
  Notes to Unaudited Pro Forma Combined Financial Statements.............  F-6
UNITED ROAD SERVICES, INC.
  Independent Auditors' Report...........................................  F-8
  Balance Sheet..........................................................  F-9
  Statement of Operations................................................ F-10
  Statement of Stockholders' Equity (Deficit)............................ F-11
  Statement of Cash Flows................................................ F-12
  Notes to Financial Statements.......................................... F-13
FOUNDING COMPANIES
NORTHLAND AUTO TRANSPORTERS, INC. AND NORTHLAND FLEET LEASING, INC.
  Independent Auditors' Report........................................... F-15
  Combined Balance Sheets................................................ F-16
  Combined Statements of Operations...................................... F-17
  Combined Statements of Stockholder's Equity............................ F-18
  Combined Statements of Cash Flows...................................... F-19
  Notes to Combined Financial Statements................................. F-20
FALCON TOWING AND AUTO DELIVERY, INC.
  Independent Auditors' Report........................................... F-26
  Balance Sheets......................................................... F-27
  Statements of Operations............................................... F-28
  Statements of Stockholder's Equity..................................... F-29
  Statements of Cash Flows............................................... F-30
  Notes to Financial Statements.......................................... F-31
SMITH-CHRISTENSEN ENTERPRISES, INC. AND SUBSIDIARY
  Independent Auditors' Report........................................... F-36
  Consolidated Balance Sheets............................................ F-37
  Consolidated Statements of Operations.................................. F-38
  Consolidated Statements of Stockholders' Equity........................ F-39
  Consolidated Statements of Cash Flows.................................. F-40
  Notes to Consolidated Financial Statements............................. F-41
CARON AUTO WORKS, INC. AND CARON AUTO BROKERS, INC.
  Independent Auditors' Report........................................... F-48
  Combined Balance Sheets................................................ F-49
  Combined Statements of Operations...................................... F-50
  Combined Statements of Stockholders' Equity............................ F-51
  Combined Statements of Cash Flows...................................... F-52
  Notes to Combined Financial Statements................................. F-53


ABSOLUTE TOWING AND TRANSPORTING, INC.
  Independent Auditors' Report............................................. F-59
  Balance Sheets........................................................... F-60
  Statements of Operations................................................. F-61
  Statements of Stockholder's Equity....................................... F-62
  Statements of Cash Flows................................................. F-63
  Notes to Financial Statements............................................ F-64
KEYSTONE TOWING, INC.
  Independent Auditors' Report............................................. F-68
  Balance Sheets........................................................... F-69
  Statements of Operations................................................. F-70
  Statements of Stockholder's Equity....................................... F-71
  Statements of Cash Flows................................................. F-72
  Notes to Financial Statements............................................ F-73
ASC TRANSPORTATION SERVICES AND SUBSIDIARY
  Independent Auditors' Report............................................. F-78
  Consolidated Balance Sheet............................................... F-79
  Consolidated Statement of Operations..................................... F-80
  Consolidated Statement of Stockholders' Deficit.......................... F-81
  Consolidated Statement of Cash Flows..................................... F-82
  Notes to Consolidated Financial Statements............................... F-83

               UNITED ROAD SERVICES, INC. AND FOUNDING COMPANIES

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                             BASIS OF PRESENTATION

  The following unaudited pro forma combined financial statements give effect to the acquisitions by United Road Services of the outstanding capital stock of Northland, Falcon, Caron, Quality, Absolute, Keystone, Auto Service and Milne. These acquisitions will occur simultaneously with the closing of United Road Services' initial public offering and will be accounted for using the purchase method of accounting. United Road Services has been identified as the accounting acquirer for financial statement presentation purposes.

  The unaudited pro forma combined balance sheet gives effect to the Acquisitions and the Offering as if they had occurred on December 31, 1997. The unaudited pro forma combined statement of operations gives effect to these transactions as if they had occurred on January 1, 1997.

  To the extent the owners of the Founding Companies have contractually agreed to reductions in salary, bonuses and benefits, these reductions have been reflected in the unaudited pro forma combined statements of operations. With respect to other potential cost savings, United Road Services has not and cannot quantify these savings until completion of the Acquisitions. It is anticipated that these savings will be offset in part by costs related to United Road Services' new corporate management and by the costs associated with being a public company. However, because these costs cannot be quantified at this time, they have not been included in the unaudited pro forma combined financial statements of the Company.

  The pro forma adjustments are based on estimates, available information and certain assumptions, and may be revised, as additional information becomes available. The pro forma financial information does not purport to represent what United Road Services' financial position or results of operations would actually have been had such transactions occurred on these dates and are not necessarily representative of United Road Services' financial position or results of operations for any future period. Since the Founding Companies were not under common control or management during the periods presented, historical combined results may not be comparable to, or indicative of, future performance. See "Risk Factors" included elsewhere herein. The unaudited pro forma combined financial statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus.

                          UNITED ROAD SERVICES, INC.

                  UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                               DECEMBER 31, 1997
                                (IN THOUSANDS)

                      UNITED                                                                  PRO FORMA
                       ROAD                                                                  ACQUISITION         PRO FORMA
                     SERVICES NORTHLAND FALCON QUALITY CARON  ABSOLUTE KEYSTONE  ASC   MILNE ADJUSTMENTS         COMBINED
                     -------- --------- ------ ------- -----  -------- -------- -----  ----- -----------         ---------
      ASSETS
 Cash and cash
 equivalents......    $  50       407       4     267    108      11       72     138    --       585(a)(b)        1,642
 Accounts
 receivable.......      --      1,017     907     354    791     594      167     230    437      --               4,497
  Less: allowance.      --         75     189      76     45     --       --      --      21      --                 406
                      -----     -----   -----   -----  -----   -----    -----   -----  -----   ------             ------
 Accounts
 receivable, net..      --        942     718     278    746     594      167     230    416      --               4,091
 Accounts
 receivable from
 related parties
 and employees....      --          3     --       72     57     --         3       1      6      --                 142
 Inventory........      --        --       26      10     30     --        61      18     17      --                 162
 Notes
 receivables......      --         18     --      --      44     --         5     --     --       --                  67
 Prepaid and other
 current assets...      --        131     131      21      5      86       98      70     19      --                 561
                      -----     -----   -----   -----  -----   -----    -----   -----  -----   ------             ------
  Total Current
  Assets..........       50     1,501     879     648    990     691      406     457    458      585              6,665
 Property and
 equipment, net...      --      3,924   2,423   2,877  2,279     306    1,039     807    715    1,893(b)(c)       16,263
 Accounts
 receivable--
 related parties--
 non-current......      --        --      --      831    --      --       --      --     --       --                 831
 Other non-current
 assets, net......      --         40     --       99     23      31       82      10    --       --                 285
 Goodwill.........      --        --      --      --     --      --       --      --     --    51,972(b)(c)       51,972
                      -----     -----   -----   -----  -----   -----    -----   -----  -----   ------             ------
 Total Assets.....    $  50     5,465   3,302   4,455  3,292   1,028    1,527   1,274  1,173   54,450             76,016
                      =====     =====   =====   =====  =====   =====    =====   =====  =====   ======             ======
  LIABILITIES AND
 STOCKHOLDERS' EQ-
       UITY
 Current
 installment of
 notes payable....    $ --        347     264     542    263      16      279      20    170      --               1,901
 Current
 installment of
 lease
 obligations......      --        148     369     --     178     --       --      248    --       --                 943
 Borrowings under
 lines of credit..      --        --       47     --     225     212       73     --     --       --                 557
 Payable to
 related parties--
 current..........       92        54     --      --      10     --        76     --     --       --                 232
 Accounts payable.       62       188     546      68    333     437      201     121    134      --               2,090
 Income taxes
 payable..........      --        262     207     345     92     --       --       62    --       --                 968
 Payable to
 stockholders.....      --        --      --      --     --      --       --      --     --    32,340(c)          32,340
 Other accrued
 liabilities......      --        103     283      89     88     --       379      63     45      --               1,050
                      -----     -----   -----   -----  -----   -----    -----   -----  -----   ------             ------
  Total Current
  Liabilities.....      154     1,102   1,716   1,044  1,189     665    1,008     514    349   32,340             40,081
 Notes payable,
 excluding current
 installments.....      --        280     250   2,188  1,011      84      365     209    466     (203)(b)          4,650
 Capital lease
 obligations,
 excluding current
 installments.....      --        794     716     --     438     --       --      492    --       --               2,440
 Deferred income
 taxes............      --        244      11     313     54     --       --       83    --     1,077 (c)          1,782
                      -----     -----   -----   -----  -----   -----    -----   -----  -----   ------             ------
 Total
 Liabilities......      154     2,420   2,693   3,545  2,692     749    1,373   1,298    815   33,214             48,953
 Stockholders'
 Equity:
  Common stock....        3         2     --       20      2      43       20      24     25     (133)(a)(c)           6
  Additional paid-
  in capital......       67       --      --      --      10     --       --       33    --    27,121 (a)(b)(c)   27,231
  Retained
  earnings
  (accumulated
  deficit)........     (174)    3,043     609     890    618     236      134     (81)   333   (5,782)(c)           (174)
  Treasury stock..      --        --      --      --     (30)    --       --      --     --        30 (c)            --
                      -----     -----   -----   -----  -----   -----    -----   -----  -----   ------             ------
  Total
  Stockholders'
  Equity
  (deficit).......     (104)    3,045     609     910    600     279      154     (24)   358   21,236             27,063
                      -----     -----   -----   -----  -----   -----    -----   -----  -----   ------             ------
 Total Liabilities
 and Stockholders'
 Equity...........    $  50     5,465   3,302   4,455  3,292   1,028    1,527   1,274  1,173   54,450             76,016
                      =====     =====   =====   =====  =====   =====    =====   =====  =====   ======             ======
                                     PRO FORMA
                        POST         COMBINED
                     ACQUISITION        AS
                     ADJUSTMENTS     ADJUSTED
                     --------------- ---------
      ASSETS
 Cash and cash
 equivalents......      28,040(d)(e)   29,682
 Accounts
 receivable.......         --           4,497
  Less: allowance.         --             406
                     --------------- ---------
 Accounts
 receivable, net..         --           4,091
 Accounts
 receivable from
 related parties
 and employees....         --             142
 Inventory........         --             162
 Notes
 receivables......         --              67
 Prepaid and other
 current assets...         --             561
                     --------------- ---------
  Total Current
  Assets..........      28,040         34,705
 Property and
 equipment, net...         --          16,263
 Accounts
 receivable--
 related parties--
 non-current......         --             831
 Other non-current
 assets, net......         --             285
 Goodwill.........         250(d)      52,222
                     --------------- ---------
 Total Assets.....      28,290        104,306
                     =============== =========
  LIABILITIES AND
 STOCKHOLDERS' EQ-
       UITY
 Current
 installment of
 notes payable....         --           1,901
 Current
 installment of
 lease
 obligations......         --             943
 Borrowings under
 lines of credit..         --             557
 Payable to
 related parties--
 current..........         --             232
 Accounts payable.         --           2,090
 Income taxes
 payable..........                        968
 Payable to
 stockholders.....     (32,340)(e)        --
 Other accrued
 liabilities......         --           1,050
                     --------------- ---------
  Total Current
  Liabilities.....     (32,340)         7,741
 Notes payable,
 excluding current
 installments.....         --           4,650
 Capital lease
 obligations,
 excluding current
 installments.....         --           2,440
 Deferred income
 taxes............         --           1,782
                     --------------- ---------
 Total
 Liabilities......     (32,340)        16,613
 Stockholders'
 Equity:
  Common stock....           5 (d)         11
  Additional paid-
  in capital......      60,625 (d)     87,856
  Retained
  earnings
  (accumulated
  deficit)........         --            (174)
  Treasury stock..         --             --
                     --------------- ---------
  Total
  Stockholders'
  Equity
  (deficit).......      60,630         87,693
                     --------------- ---------
 Total Liabilities
 and Stockholders'
 Equity...........      28,290        104,306
                     =============== =========

   The accompanying notes are an integral part of these unaudited pro forma combined financial statements

             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                         YEAR ENDED DECEMBER 31, 1997

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                     UNITED                                                                    PRO FORMA
                      ROAD                                                                    ACQUISITION            PRO FORMA
                    SERVICES NORTHLAND FALCON  QUALITY CARON  ABSOLUTE KEYSTONE  ASC   MILNE  ADJUSTMENTS            COMBINED
                    -------- --------- ------  ------- -----  -------- -------- -----  -----  -----------            ---------
Net revenue.......   $ --     10,159   7,785    6,802  6,627   4,780    3,943   3,310  3,136       --                 46,542
Cost of revenue...     --      7,342   5,956    3,849  6,304   3,767    2,607   2,364  1,676      (601)(b)            33,264
                     -----    ------   -----    -----  -----   -----    -----   -----  -----    ------                ------
 Gross profit.....     --      2,817   1,829    2,953    323   1,013    1,336     946  1,460       601                13,278
Selling general
and administrative
expenses..........     174     1,379   1,614    1,390    511   1,095    1,140     765  1,316    (2,901)(a)             6,483
Goodwill
amortization......     --        --      --       --     --      --       --      --     --      1,306 (c)             1,306
                     -----    ------   -----    -----  -----   -----    -----   -----  -----    ------                ------
Income (loss) from
operations........    (174)    1,438     215    1,563   (188)    (82)     196     181    144     2,196                 5,489
Other income
(expense):
 Interest expense.     --       (139)   (148)    (277)  (141)    (15)     (71)    (72)   (43)      --                   (906)
 Interest income..     --         36     --         4      8     --         2     --     --        --                     50
 Gain (loss) on
 sale of assets...     --        (35)     99      --     115       9       36      19    --        --                    243
 Other............     --         89      74      (27)    30     --        76      35    --        --                    277
                     -----    ------   -----    -----  -----   -----    -----   -----  -----    ------                ------
Income (loss)
before income
taxes.............    (174)    1,389     240    1,263   (176)    (88)     239     163    101     2,196                 5,153
Income tax expense
(benefit).........               335     108      441    (95)    (24)     --       49     12     1,591 (a)(b)(c)(d)    2,417
                     -----    ------   -----    -----  -----   -----    -----   -----  -----    ------                ------
Net income (loss).   $(174)    1,054     132      822    (81)    (64)     239     114     89       605                 2,736
                     =====    ======   =====    =====  =====   =====    =====   =====  =====    ======                ======
Basic earnings per
share (e).........     --        --      --       --     --      --       --      --     --        --                 $ 0.32
                                                                                                                      ======
Diluted earnings
per share (e).....     --        --      --       --     --      --       --      --     --        --                 $ 0.32
                                                                                                                      ======

   The accompanying notes are an integral part of these unaudited pro forma combined financial statements

               UNITED ROAD SERVICES, INC. AND FOUNDING COMPANIES

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1. GENERAL:

  United Road Services was founded to become a leading national provider of motor vehicle and equipment towing and transport services. United Road Services has conducted no operations to date and will acquire the Founding Companies simultaneously with and as a condition to the consummation of the Offering.

  The historical financial statements reflect the financial position and results of operations of the Founding Companies and were derived from the respective Founding Companies' financial statements included elsewhere herein, except for those of Milne, which are compiled from Milne's accounting records. The information included in these financial statements for the individual Founding Companies is as of and for the year ended December 31, 1997, with the exception of Caron for which the information is as of and for the fiscal year ended September 30, 1997.

2. ACQUISITION OF FOUNDING COMPANIES:

  Simultaneously with and as a condition to consummation of the Offering, United Road Services will acquire by merger all of the Founding Companies. The acquisitions will be accounted for using the purchase method of accounting with United Road Services being treated as the accounting acquirer.

  The following table sets forth the consideration to be paid in cash and in shares of Common Stock to the stockholders of each of the Founding Companies (without giving effect to any earn-out payments that may be required or any indebtedness of the Founding Companies that may be assumed by the Company). For purposes of computing the estimated purchase price for accounting purposes, the value of the shares of Common Stock was determined using an estimated fair value of $9.60 per share (or $26.5 million), which represents a discount of 20% from the assumed initial public offering price of $12.00 due to restrictions on the sale and transferability of the shares issued. The total estimated purchase price of $58.8 million for the Acquisitions is based upon preliminary estimates and is subject to certain purchase price adjustments at and following closing of the Acquisitions.

                                                                    SHARES OF
                                                         CASH     COMMON STOCK
                                                       ---------- ---------------
                                                       (DOLLARS IN THOUSANDS)
   Northland.......................................... $    8,307       692,277
   Falcon.............................................      4,282       356,850
   Quality............................................      5,129       485,750
   Caron..............................................      3,000       250,000
   Absolute...........................................      3,567       297,267
   Keystone...........................................      4,531       377,624
   Auto Service.......................................      1,651       137,554
   Milne..............................................      1,873       156,043
                                                       ----------  ------------
     Total............................................    $32,340     2,753,365
                                                       ==========  ============

               UNITED ROAD SERVICES, INC. AND FOUNDING COMPANIES

3. UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS:

  (a) Reflects the sale of Common Stock in January 1998.

  (b) Reflects the distribution to stockholders of three Founding Companies of certain assets and liabilities that are specifically excluded from the transactions.

  (c) Reflects the acquisition of the Founding Companies by United Road Services for a total estimated purchase price of $58.8 million consisting of $32.3 million in cash and 2,753,365 shares of Common Stock valued at $9.60 per share (or $26.5 million). The purchase price less the net assets acquired, including an adjustment for property and equipment to fair market value, including the resulting tax effect, results in excess purchase price of $52.0 million. In connection with the Acquisitions, the Company has agreed to make contingent payments, if earned, to the former stockholders of the Founding Companies over a five year period based on formulas in their respective agreements. These payments will be made with shares of Common Stock. Amounts earned under the agreements will be recorded as additional goodwill and amortized over the remaining amortization period.

  (d) Reflects the cash proceeds of $60.4 million from the issuance of 5,500,000 shares of United Road Services Common Stock, net of estimated offering costs of $5.4 million (based on an assumed initial public offering price of $12.00 per share) and acquisition costs of $250,000. Offering costs consist primarily of underwriting discounts and commissions, accounting fees, legal fees and printing expenses. Acquisition costs consist primarily of allocated legal fees.

  (e) Reflects the cash portion of the consideration to be paid to the stockholders of the Founding Companies in connection with the Acquisitions.

4. UNAUDITED PROFORMA COMBINED STATEMENTS OF OPERATIONS ADJUSTMENTS:

  (a) Reflects $2.9 million of reductions in salaries, bonuses and benefits to the former stockholders of the Founding Companies to which they have contractually agreed.

  (b) Adjusts the depreciation of vehicles based upon adjusted carrying values utilizing lives of 10 to 15 years.

  (c) Reflects the amortization over a 40-year estimated life of goodwill to be recorded as a result of the Acquisitions, which is non-deductible for tax purposes.

  (d) Reflects the incremental provision for federal and state income taxes relating to all entities being combined and other statements of operations adjustments at an estimated rate of 38%.

  (e) The number of shares used in the calculations of basic and diluted earnings per share have been derived as follows:

   Shares issued in connection with the formation of the Company...... 2,604,000
   Shares issued in the Offering...................................... 2,987,489
   Shares issued in January 1998......................................   218,736
   Shares issued in connection with the Acquisitions.................. 2,753,365
                                                                       ---------
   Basic shares estimated to be outstanding........................... 8,563,590
   Incremental effect of options and warrants on shares outstanding...    54,000
                                                                       ---------
   Diluted shares estimated to be outstanding......................... 8,617,590
                                                                       =========

                         INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
United Road Services, Inc.:

  We have audited the accompanying balance sheet of United Road Services, Inc. as of December 31, 1997, and the related statement of operations, stockholders' equity (deficit), and cash flows for the period from July 25, 1997 (inception) through December 31, 1997. These financial statements are the responsibility of United Road Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Road Services, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the period from July 25, 1997 (inception) through December 31, 1997 in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Albany, New York
February 24, 1998

                           UNITED ROAD SERVICES, INC.

                                 BALANCE SHEET

                               DECEMBER 31, 1997

                               ASSETS
Current assets:
  Cash.............................................................. $  49,987
                                                                     ---------
    Total assets.................................................... $  49,987
                                                                     =========
           LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Payable to related parties (note 3)...............................    91,874
  Accounts payable..................................................    62,077
                                                                     ---------
    Total current liabilities.......................................   153,951
                                                                     ---------
Stockholders' equity (deficit):
  Common stock, $.001 par value. Authorized 35,000,000 common shares and 5,000,000 preferred shares; issued and outstanding 2,604,000
   shares...........................................................     2,604
  Additional paid-in capital........................................    67,396
  Accumulated deficit...............................................  (173,964)
                                                                     ---------
    Total stockholders' equity (deficit)............................  (103,964)
                                                                     ---------
    Total liabilities and stockholders' equity (deficit)............ $  49,987
                                                                     =========


                See accompanying notes to financial statements.

                           UNITED ROAD SERVICES, INC.

                            STATEMENT OF OPERATIONS

    FOR THE PERIOD FROM JULY 25, 1997 (INCEPTION) THROUGH DECEMBER 31, 1997

Revenue............................................................. $     --
Selling, general and administrative expenses........................   173,964
                                                                     ---------
    Loss before income tax..........................................  (173,964)
Income tax benefit..................................................       --
                                                                     ---------
    Net loss........................................................ $(173,964)
                                                                     =========
    Net loss per share (note 2)..................................... $    (.08)
                                                                     =========



                See accompanying notes to financial statements.

                           UNITED ROAD SERVICES, INC.

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

    FOR THE PERIOD FROM JULY 25, 1997 (INCEPTION) THROUGH DECEMBER 31, 1997

                                         ADDITIONAL                  TOTAL
                                  COMMON  PAID-IN   ACCUMULATED  STOCKHOLDERS'
                                  STOCK   CAPITAL     DEFICIT   EQUITY (DEFICIT)
                                  ------ ---------- ----------- ----------------
Initial capitalization........... $2,604   67,396         --          70,000
Net loss--1997...................    --       --     (173,964)      (173,964)
                                  ------   ------    --------       --------
Balance at December 31, 1997..... $2,604   67,396    (173,964)      (103,964)
                                  ======   ======    ========       ========



                See accompanying notes to financial statements.

                           UNITED ROAD SERVICES, INC.

                            STATEMENT OF CASH FLOWS

    FOR THE PERIOD FROM JULY 25, 1997 (INCEPTION) THROUGH DECEMBER 31, 1997

Cash flows from operating activities:
  Net loss.......................................................... $(173,964)
  Adjustments to reconcile net loss to net cash provided by
   operating activities:
    Increase in accounts payable....................................    62,077
    Increase in amounts payable to related parties..................    91,874
                                                                     ---------
      Net cash used by operating activities.........................   (20,013)
                                                                     ---------
Cash flows from financing activities:
  Proceeds from issuance of stock...................................    70,000
                                                                     ---------
      Net cash provided by financing activities.....................    70,000
Net increase in cash................................................    49,987
Cash at beginning of period.........................................       --
                                                                     ---------
Cash at end of period............................................... $  49,987
                                                                     =========


                See accompanying notes to financial statements.

                          UNITED ROAD SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1997

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Description of Business

  United Road Services, Inc. (formerly Towing America, Inc.), a Delaware corporation was formed in July 1997 to become a leading national provider of motor vehicles and equipment towing and transport services. United Road Services, Inc. elected to incorporate under the S-corporation provisions of the Internal Revenue Code. It is United Road Services, Inc.'s intention to change its status to a C-corporation effective January 1, 1998. United Road Services, Inc. intends to acquire eight businesses, (the "Acquisitions"), simultaneously with the consummation of an initial public offering ("Offering") of its common stock and, subsequent to the Offering, continue to acquire similar companies to expand its national operations.

  All of United Road Services, Inc.'s activities to date relate to the Offering and the Acquisitions. United Road Services, Inc. has not yet conducted any operations relative to its ultimate intended purpose. United Road Services, Inc. is dependent upon the Offering to execute the pending Acquisitions. There is no assurance that the pending Acquisitions discussed below will be completed or that United Road Services, Inc. will be able to generate future operating revenue. United Road Services, Inc. has an absence of a combined operating history and future success is dependent upon a number of factors which include, among others, the ability to integrate operations, reliance on the identification and integration of satisfactory acquisition candidates, reliance on acquisition financing, the ability to manage growth and attract and retain quality management.

 (b) Fair Value of Financial Instruments

  Due to the short-term nature of various financial instruments the fair value of United Road Services, Inc.'s financial instruments approximates their carrying values.

 (c) Use of Estimates

  Management of United Road Services, Inc. has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

 (d) Income Taxes

  United Road Services, Inc. elected to file federal and State income tax returns under S-corporation provisions. As such, earnings or losses flow through to the stockholder level. Accordingly, no income tax expense or benefit has been recorded by United Road Services, Inc. as of December 31, 1997.

(2) STOCKHOLDER'S EQUITY AND EARNINGS (LOSS) PER SHARE

  United Road Services, Inc. effected a 100-for-one stock split on December 18, 1997 for each share of common stock of United Road Services, Inc. ("Common Stock") then outstanding. In addition United Road Services, Inc. increased authorized shares of Common Stock to 1,000,000 shares with a $.001 par value. Subsequently, and pursuant to an amended and restated certificate of incorporation of United Road Services, Inc., filed on February 23, 1998, the authorized number of shares have been increased to 40,000,000 (35,000,000 common shares and 5,000,000 preferred shares). Also on February 23, 1998, United Road Services, Inc. effected a 3.72 for 1 stock split for all outstanding common shares. Common stock has been retroactively reflected in the balance sheet, statement of stockholder's equity (deficit) and the following notes.

                          UNITED ROAD SERVICES, INC.

  On December 18, 1997, United Road Services, Inc. authorized the issuance of 188,976 shares pursuant to the terms and conditions of a subscription agreement. At December 31, 1997 United Road Services, Inc. had obtained subscription agreements to purchase all authorized shares. These shares were issued and fully paid on January 1, 1998 for $3.36 per share.

  Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding after giving effect to the stock-splits referred to above. The weighted average number of shares used in the computation was 2,055,300.

(3) RELATED PARTY TRANSACTIONS

  United Road Services, Inc. is indebted to two of the primary stockholders under unsecured notes, bearing interest at 8.5% per annum. The notes and unpaid interest are included in payable to related parties in the accompanying balance sheet.

(4) SUBSEQUENT EVENTS

  United Road Services, Inc. has signed definitive agreements to acquire eight companies (Founding Companies) to be effective contemporaneously with the Offering. The companies to be acquired are:

  Northland Auto Transporters, Inc. and Northland Fleet Leasing, Inc.
  Falcon Towing and Auto Delivery, Inc.,
  Smith-Christensen Enterprises, Inc. and subsidiary ("City Towing, Inc." d/b/a Quality Towing)
  Caron Auto Works, Inc. and Caron Auto Brokers, Inc.
  Absolute Towing and Transporting, Inc.
  Keystone Towing, Inc.
  ASC Transportation Services and subsidiary ("Auto Service Center" d/b/a ASC Truck Service)
  Milne Tow Service

  The aggregate consideration to acquire the Founding Companies is approximately $32.3 million in cash and 2,753,365 in shares of Common Stock.

  United Road Services, Inc. expects to receive a commitment for a revolving line of credit of $50 million. The funding is intended to be used for acquisitions, capital expenditures, refinancing of debt not paid out of the proceeds of the Offering and for general corporate purposes. The line of credit is subject to the customary closing conditions and the completion of the definitive documentation.

  Concurrently with the Acquisitions, United Road Services, Inc. may enter into an agreement with the stockholders to lease the building used in United Road Services, Inc.'s operation for negotiated amounts and terms.

  Prior to the Acquisitions, several Founding Companies intend to make distributions of certain net assets not to exceed approximately $930,000.

  In January 1998, United Road Services, Inc. issued 29,760 shares to a member of the board of directors for a purchase price of $3.36 per share. In addition, options to purchase 215,000 shares were issued during January and February 1998 to several employees of United Road Services, Inc. and outside consultants. Stock options were issued at a price of $9.00 per share and vest over a three-year period. Additional options to purchase 40,000 shares are expected to be issued after the consummation of the Offering at the Offering price per share.

                         INDEPENDENT AUDITORS' REPORT

The Stockholder
Northland Auto Transporters, Inc. and
Northland Fleet Leasing, Inc.:

  We have audited the accompanying combined balance sheets of Northland Auto Transporters, Inc. and Northland Fleet Leasing, Inc. (collectively "Northland") as of December 31, 1996 and 1997, and the related combined statements of operations, stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These combined financial statements are the responsibility of Northland's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Northland Auto Transporters, Inc. and Northland Fleet Leasing, Inc. as of December 31, 1996 and 1997, and the results of their combined operations and their combined cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Albany, New York
January 28, 1998

                     NORTHLAND AUTO TRANSPORTERS, INC. AND
                         NORTHLAND FLEET LEASING, INC.

                            COMBINED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1997

                                                             1996       1997
                         ASSETS                           ---------- ----------
Current assets:
  Cash and cash equivalents.............................. $  432,949 $  407,309
  Trade accounts receivable, net of allowance for
   doubtful accounts of $40,000 in 1996 and $75,000 in
   1997..................................................    416,220    942,432
  Accounts receivable from employees.....................      4,955      3,445
  Notes receivable.......................................     35,068     17,453
  Income tax receivable (note 7).........................     37,584        --
  Prepaid and other current assets (note 2)..............     74,302    113,558
  Deferred income taxes (note 7).........................      9,000     17,000
                                                          ---------- ----------
    Total current assets.................................  1,010,078  1,501,197
Property and equipment, net (notes 3, 5 and 6)...........  2,204,802  3,924,055
Notes receivable.........................................     44,044     31,468
Other assets.............................................      8,862      8,426
                                                          ---------- ----------
    Total assets......................................... $3,267,786 $5,465,146
                                                          ========== ==========
          LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Current installments of notes payable (note 5)......... $  282,824 $  346,859
  Current installments of obligations under capital
   leases (note 6).......................................      4,408    147,538
  Payable to related parties (note 10)...................    159,505     53,849
  Accounts payable.......................................    210,998    188,064
  Income taxes payable (note 7)..........................        --     261,933
  Accrued payroll and related costs......................     18,062     52,676
  Other accrued liabilities (note 4).....................     98,914     51,300
                                                          ---------- ----------
    Total current liabilities............................    774,711  1,102,219
Long-term liabilities:
  Notes payable, excluding current installments (note 5).    318,382    279,963
  Obligations under capital leases, excluding current
   installments (note 6).................................     12,833    793,774
  Deferred income taxes (note 7).........................    171,000    244,000
                                                          ---------- ----------
    Total liabilities....................................  1,276,926  2,419,956
                                                          ---------- ----------
Stockholder's equity:
  Common stock, $1 par value. Authorized, issued and
   outstanding 2,000 shares in 1996 and 1997.............      2,000      2,000
  Retained earnings......................................  1,988,860  3,043,190
                                                          ---------- ----------
    Total stockholder's equity...........................  1,990,860  3,045,190
                                                          ---------- ----------
    Total liabilities and stockholder's equity........... $3,267,786 $5,465,146
                                                          ========== ==========

            See accompanying notes to combined financial statements.

                     NORTHLAND AUTO TRANSPORTERS, INC. AND
                         NORTHLAND FLEET LEASING, INC.

                       COMBINED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                              1995        1996        1997
                                           ----------  ----------  -----------
Net revenue............................... $4,671,164  $6,353,290  $10,159,113
Cost of revenue...........................  3,683,119   5,132,828    7,341,748
                                           ----------  ----------  -----------
    Gross profit..........................    988,045   1,220,462    2,817,365
Selling, general and administrative
 expenses.................................    663,723     874,559    1,378,872
                                           ----------  ----------  -----------
    Income from operations................    324,322     345,903    1,438,493
                                           ----------  ----------  -----------
Other income (expense):
  Interest expense........................    (48,825)    (79,384)    (139,099)
  Interest income.........................     16,624      37,701       35,723
  Gain (loss) on sale of assets...........    (14,540)        --       (34,568)
  Other...................................     29,078      41,282       88,781
                                           ----------  ----------  -----------
    Income before income taxes............    306,659     345,502    1,389,330
Income tax expense (benefit) (note 7).....     31,400        (710)     335,000
                                           ----------  ----------  -----------
    Net income............................ $  275,259  $  346,212  $ 1,054,330
                                           ==========  ==========  ===========


            See accompanying notes to combined financial statements.

                     NORTHLAND AUTO TRANSPORTERS, INC. AND
                         NORTHLAND FLEET LEASING, INC.

                  COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                                       TOTAL
                                                 COMMON  RETAINED  STOCKHOLDER'S
                                                 STOCK   EARNINGS     EQUITY
                                                 ------ ---------- -------------
Balance at December 31, 1994.................... $2,000 $1,367,389  $1,369,389
Net income--1995................................    --     275,259     275,259
                                                 ------ ----------  ----------
Balance at December 31, 1995....................  2,000  1,642,648   1,644,648
Net income--1996................................    --     346,212     346,212
                                                 ------ ----------  ----------
Balance at December 31, 1996....................  2,000  1,988,860   1,990,860
Net income--1997................................    --   1,054,330   1,054,330
                                                 ------ ----------  ----------
Balance at December 31, 1997.................... $2,000 $3,043,190  $3,045,190
                                                 ====== ==========  ==========



            See accompanying notes to combined financial statements.

                     NORTHLAND AUTO TRANSPORTERS, INC. AND
                         NORTHLAND FLEET LEASING, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                1995       1996        1997
                                              ---------  ---------  ----------
Cash flows from operating activities:
  Net income................................. $ 275,259  $ 346,212  $1,054,330
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation and amortization............   181,634    224,637     289,479
    Deferred income taxes....................   (11,000)    (6,000)     65,000
    Loss on sale of property and equipment...    14,540        --       34,568
    (Increase) decrease in trade accounts
     receivable..............................  (115,982)   138,452    (526,212)
    Decrease (increase) in accounts
     receivable from employees...............     1,185     (4,100)      1,510
    Decrease in income tax receivable........       --         --       37,584
    (Increase) decrease in prepaid and other
     current assets..........................   (17,892)    16,331     (39,256)
    Increase (decrease) in accounts payable..       716     23,236     (22,934)
    Increase in income taxes payable.........       --         --      261,933
    Increase (decrease) in accrued payroll
     and related costs.......................   (85,348)   (14,137)     34,614
    (Decrease) increase in amounts payable to
     related parties.........................    20,552     16,410    (105,656)
    (Decrease) in other accrued liabilities..    25,946      2,880     (47,614)
                                              ---------  ---------  ----------
      Net cash provided by operating
       activities............................   289,610    743,921   1,037,346
                                              ---------  ---------  ----------
Cash flows from investing activities:
  Purchases of property and equipment........  (229,888)  (395,881)   (762,597)
  Proceeds from sale of equipment............    53,044        --       67,656
  Decrease in notes receivable...............     8,159    (30,984)     30,191
                                              ---------  ---------  ----------
      Net cash used in investing activities..  (168,685)  (426,865)   (664,750)
                                              ---------  ---------  ----------
Cash flows from financing activities:
  Proceeds from long-term debt...............       --         --       24,629
  Principal payments on long-term debt.......  (139,745)  (156,620)   (317,543)
  Principal payments on obligations under
   capital leases............................       --      (1,351)   (105,322)
                                              ---------  ---------  ----------
      Net cash used in financing activities..  (139,745)  (157,971)   (398,236)
                                              ---------  ---------  ----------
      Net (decrease) increase in cash........   (18,820)   159,085     (25,640)
Cash and cash equivalents at beginning of
 year........................................   292,684    273,864     432,949
                                              ---------  ---------  ----------
Cash and cash equivalents at end of year..... $ 273,864  $ 432,949  $  407,309
                                              =========  =========  ==========
Supplemental disclosure of cash flow
 information:
  Cash paid during the year for:
    Interest................................. $  48,825  $  79,384  $  139,099
                                              =========  =========  ==========
    Income taxes............................. $   7,024  $  79,835  $    6,480
                                              =========  =========  ==========

            See accompanying notes to combined financial statements.

                     NORTHLAND AUTO TRANSPORTERS, INC. AND
                         NORTHLAND FLEET LEASING, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                       DECEMBER 31, 1995, 1996 AND 1997

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Description of Business

  Northland Auto Transporters, Inc. and Northland Fleet Leasing, Inc. (referred to collectively as "Northland") was founded in 1977. Northland's primary business is transporting vehicles for auto auctions, leasing companies, auto dealers, manufacturers and individuals, primarily in the Midwestern United States. Northland has three facilities in Detroit. It operates approximately 55 vehicles. Northland Fleet Leasing, Inc. owns a fleet of trucks and trailers and contracts out work primarily with Northland Auto Transporters, Inc., and to a limited extent, third party contractors.

 (b) Principles of Combination

  The combined financial statements include the financial statements of Northland Auto Transporters, Inc., the auto hauling company, and Northland Fleet Leasing, Inc., a truck leasing company. Northland Auto Transporters, Inc. is a C-corporation while Northland Fleet Leasing, Inc. is an S-corporation. All sales relating to intercompany leasing arrangements have been eliminated. Both entities have the same management and principal stockholder ownership.

 (c) Revenue Recognition

  Northland operates as one segment related to the transportation of vehicles and equipment for customers.

  Northland's revenue is derived from customers who require transportation of vehicles and equipment. Transport revenue is recognized upon the delivery of the vehicles to their final destination. Expenses related to the generation of revenue are recognized as incurred.

 (d) Cash and Cash Equivalents

  Cash and cash equivalents of and $432,949 and $407,309 at December 31, 1996 and 1997, respectively, consist of bank accounts and certificates of deposit with an initial term of less than three months. For purposes of the statements of cash flows, Northland considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

 (e) Property and Equipment

  Property and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments. Depreciation is determined for financial statement purposes using the straight-line method over the estimated useful lives of the individual assets. Accelerated methods of depreciation have been used for income tax purposes. For financial statement purposes, Northland provides for depreciation of property and equipment over the following estimated useful lives.

     Transportation equipment....................................... 10-20 years
     Furniture and Fixtures.........................................     7 years
     Office Equipment...............................................     5 years
     Automobiles....................................................     5 years

                     NORTHLAND AUTO TRANSPORTERS, INC. AND
                         NORTHLAND FLEET LEASING, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

 (f) Fair Value of Financial Instruments

  Due to the short-term nature of various financial instruments and the current incremental borrowing rates available to Northland on bank loans with similar terms and maturities, the fair value of Northland's financial instruments approximates their carrying values.

 (g) Income Taxes

  Income taxes are accounted for under the asset and liability method for Northland Auto Transporters, Inc. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Northland Fleet Leasing, Inc. is a subchapter S-corporation. As such, all taxable events are recorded by the stockholder's currently on his personal tax returns.

 (h) Use of Estimates

  Management of Northland has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) PREPAID AND OTHER CURRENT ASSETS

  Prepaid and other current assets at December 31, 1996 and 1997 consists of:

                                                                 1996     1997
                                                                ------- --------
     Prepaid insurance......................................... $14,818 $ 28,172
     Prepaid vehicle registration..............................  25,978   35,778
     Deposits on trucks........................................  12,403   16,633
     Miscellaneous advances....................................  12,716    9,320
     Prepaid property and other taxes..........................   8,387   23,655
                                                                ------- --------
                                                                $74,302 $113,558
                                                                ======= ========

(3) PROPERTY AND EQUIPMENT

  Property and equipment at December 31, 1996 and 1997 consists of the following:

                                                            1996        1997
                                                         ----------  ----------
     Transportation equipment........................... $2,745,094  $4,457,178
     Furniture and fixtures.............................    123,585     147,035
     Office equipment...................................     34,449      34,244
     Automobiles........................................     64,781     126,926
                                                         ----------  ----------
       Total............................................  2,967,909   4,765,383
     Less accumulated depreciation and amortization.....   (763,107)   (841,328)
                                                         ----------  ----------
                                                         $2,204,802  $3,924,055
                                                         ==========  ==========

  Depreciation of property and equipment in 1995, 1996 and 1997 totaled $181,198, $224,201 and $289,043, respectively.

                     NORTHLAND AUTO TRANSPORTERS, INC. AND
                         NORTHLAND FLEET LEASING, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


(4) OTHER ACCRUED LIABILITIES

  Other accrued liabilities at December 31, 1996 and 1997 consists of:

                                                                  1996    1997
                                                                 ------- -------
     Accrued highway use tax.................................... $ 9,487 $14,300
     Accrued insurance..........................................  12,324   6,880
     Accrued profit sharing.....................................  64,196     --
     Other......................................................  12,907  30,120
                                                                 ------- -------
                                                                 $98,914 $51,300
                                                                 ======= =======

(5) INDEBTEDNESS

  Northland's long-term debt consisted of the following at December 31, 1996 and 1997:

                                                             1996       1997
                                                           ---------  ---------
   Note payable to Navistar Financial Corp., payable in
    monthly installments of $1,188, including interest at
    8.755%, maturing June 2000. Secured by equipment. ...  $  43,095  $  31,081
   Note payable to First of America Bank, payable in
    monthly installments of $11,029, including interest
    at 8.25%, maturing May 1999. Secured by equipment. ..    288,698    176,248
   Note payable to First of America Bank, payable in
    monthly principal installments of $7,320, plus
    interest at .75% above the prime lending rate (9.0%
    and 9.25% at December 31, 1996 and 1997,
    respectively), maturing July 1998. Secured by
    equipment. ..........................................    141,143     49,628
   Note payable to First of America Bank, payable in
    monthly installments of $6,290, including interest at
    8.25%, maturing October 1998. Secured by equipment. .    128,270     60,948
   Note payable to First of America Bank, payable in
    monthly principal installments of $6,771, including
    interest at the Bank's base lending rate (8.50% at
    December 31, 1997), maturing April 10, 2001. secured
    by equipment. .......................................        --     288,656
   Various notes payable secured by equipment............        --      20,261
                                                           ---------  ---------
     Total long-term debt................................    601,206    626,822
   Less installments due within one year.................   (282,824)  (346,859)
                                                           ---------  ---------
     Long-term debt, excluding current installments......  $ 318,382  $ 279,963
                                                           =========  =========

  Annual maturities of long-term debt for the next four years are as follows:

     1998.............................................................. $346,859
     1999..............................................................  147,902
     2000..............................................................   87,161
     2001..............................................................   44,900
                                                                        --------
                                                                        $626,822
                                                                        ========

                     NORTHLAND AUTO TRANSPORTERS, INC. AND
                         NORTHLAND FLEET LEASING, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

(6) LEASES

  Northland leases equipment under capital leases which expire in stages from August 2000 to July 2002.

  Northland leases its operating facility from a third party under a cancelable operating lease. Rent expense in 1995, 1996 and 1997 was $40,054, $58,515 and $41,700, respectively.

  Following is a summary of transportation equipment held under capital leases at December 31, 1996 and 1997:

                                                             1996       1997
                                                            -------  ----------
     Transportation equipment.............................. $18,000  $1,047,298
     Less accumulated amortization.........................  (3,600)   (298,619)
                                                            -------  ----------
                                                            $14,400  $  748,679
                                                            =======  ==========

  Future minimum capital lease payments as of December 31, 1997 are:

                                                                      CAPITAL
     YEAR ENDING DECEMBER 31,                                          LEASES
     ------------------------                                        ----------
     1998........................................................... $  213,228
     1999...........................................................    216,655
     2000...........................................................    214,758
     2001...........................................................    210,973
     2002...........................................................    298,065
                                                                     ----------
       Total........................................................  1,153,679
     Less amount representing interest..............................   (212,367)
                                                                     ----------
     Present value of net minimum capital lease payments............ $  941,312
                                                                     ==========

(7) INCOME TAXES

  Income tax expense (benefit) for the years ended December 31, 1995, 1996 and 1997 consists of:

                                                       1995     1996      1997
                                                     --------  -------  --------
     Current:
       Federal...................................... $ 42,400  $ 5,290  $270,000
     Deferred.......................................  (11,000)  (6,000)   65,000
                                                     --------  -------  --------
                                                     $ 31,400  $  (710) $335,000
                                                     ========  =======  ========

  The following table reconciles the expected tax expense at the Federal statutory tax rate to the effective tax rate.

                                                  1995      1996       1997
                                                --------  ---------  ---------
     Computed expected tax expense............. $104,264  $ 117,471  $ 472,372
     Effect of earnings from S-corporation.....  (77,750)  (123,441)  (141,644)
     Non-deductible meals and entertainment
      expenses.................................    4,886      5,260      4,272
                                                --------  ---------  ---------
                                                $ 31,400  $    (710) $ 335,000
                                                ========  =========  =========

                     NORTHLAND AUTO TRANSPORTERS, INC. AND
                         NORTHLAND FLEET LEASING, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

  The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of December 31, 1996 and 1997 are presented below:

                                                            1996       1997
                                                          ---------  ---------
     Deferred tax assets:
       Allowance for doubtful accounts................... $   9,000  $  17,000
     Deferred tax liabilities:
       Property and equipment, due to differences in
        depreciation lives and methods...................  (171,000)  (244,000)
                                                          ---------  ---------
         Net deferred tax liability...................... $(162,000) $(227,000)
                                                          =========  =========

  At December 31, 1995, the net deferred tax liability was $168,000.

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies, as well as carryback opportunities, in making this assessment. Based upon the level of historical taxable income, projections for future taxable income and carryback opportunities over the periods in which the deferred tax assets are deductible, management believes it is more likely than not Northland will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

(8) NON-CASH TRANSACTIONS

  During 1995, 1996 and 1997, Northland leased transportation equipment totaling $200,000, $360,523 and, $1,347,923 respectively, through capital leases with several lending institutions.

(9) EMPLOYEE BENEFITS

  Northland has a retirement savings plan pursuant to section 401(k) of the Internal Revenue Code that is available to all employees with at least one year of service to Northland and that are at least 21 years of age. Eligible participants may contribute up to 15% of their compensation. Northland provides discretionary matching contributions to the Plan which amounted to, $12,985, $64,196 and $0 in 1995, 1996 and 1997, respectively.

(10) RELATED PARTY TRANSACTIONS

  Northland has borrowed funds from its principal stockholder and has outstanding notes payable as of December 31, 1996 and 1997 of $159,505 and $53,849. Such amounts are included in notes payable on the combined balance sheets. The notes accrue interest at 8%, compounded monthly.

(11) CONTINGENT LIABILITIES

  Various legal claims arise against Northland during the normal course of business. In the opinion of management, liabilities, if any, arising from proceedings would not have a material effect on the financial statements.

(12) CONCENTRATION OF BUSINESS RISKS

  Two customers accounted for 10.7% and 16.4% of Northland's sales in 1996 and 1997, respectively. The loss of one or both of these customers could significantly effect the Northland's performance.

                     NORTHLAND AUTO TRANSPORTERS, INC. AND
                         NORTHLAND FLEET LEASING, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


(13) ALLOWANCE FOR DOUBTFUL ACCOUNTS

  During 1995, 1996 and 1997, Northland recorded provisions for the allowance for doubtful accounts in the amounts of $32,000, $30,000 and $52,000, respectively. During 1995, 1996 and 1997, Northland wrote-off an average of $17,000 in each year.

(14) SUBSEQUENT EVENT

  During February 1998, the stockholder entered into a definitive agreement to sell Northland to United Road Services, Inc. The sales transaction, affected through a combination of cash and common stock of United Road Services, Inc., is contingent and effective upon the initial public offering of the common stock of United Road Services, Inc. The anticipated selling price of Northland exceeds its net assets as of December 31, 1997.

                         INDEPENDENT AUDITORS' REPORT

The Stockholder
Falcon Towing and Auto Delivery, Inc.:

  We have audited the accompanying balance sheets of Falcon Towing and Auto Delivery, Inc. ("Falcon") as of December 31, 1996 and 1997, and the related statements of operations, stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of Falcon's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Towing and Auto Delivery, Inc. as of December 31, 1996 and 1997 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Albany, New York
January 17, 1998

                     FALCON TOWING AND AUTO DELIVERY, INC.

                                 BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1997

                                                             1996       1997
                         ASSETS                           ---------- ----------
Current assets:
  Cash................................................... $   23,505 $    3,527
  Trade accounts receivable, net of allowance for
   doubtful accounts of $67,650 in 1996 and $188,500 in
   1997..................................................    476,896    717,560
  Inventories............................................     24,868     26,068
  Prepaid and other current assets (note 2)..............     46,537    131,328
                                                          ---------- ----------
    Total current assets.................................    571,806    878,483
Property and equipment, net (notes 3, 5 and 6)...........  1,656,635  2,423,368
                                                          ---------- ----------
    Total assets......................................... $2,228,441 $3,301,851
                                                          ========== ==========
          LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Current installments of long-term debt (note 5)........ $  123,722 $  264,081
  Current installments of obligations under capital
   leases (note 6).......................................    252,527    368,590
  Borrowings under lines of credit (note 5)..............     36,150     47,121
  Accounts payable.......................................    178,357    546,301
  Accrued payroll and related costs......................     57,000     67,701
  Income taxes payable (note 8)..........................     98,698    207,399
  Other accrued liabilities (note 4).....................    137,600    214,979
                                                          ---------- ----------
    Total current liabilities............................    884,054  1,716,172
Long-term liabilities:
  Long-term debt, excluding current installments (note
   5)....................................................    225,386    250,196
  Obligations under capital leases, excluding current
   installments (note 6).................................    630,677    716,288
  Deferred income taxes (note 8).........................     11,733     10,555
                                                          ---------- ----------
    Total liabilities....................................  1,751,850  2,693,211
                                                          ---------- ----------
Stockholder's equity:
  Common stock, no par or stated value.
  Authorized 1,000 shares; issued and outstanding 750
   shares in 1996 and 1997...............................        --         --
  Retained earnings......................................    476,591    608,640
                                                          ---------- ----------
    Total stockholder's equity...........................    476,591    608,640
                                                          ---------- ----------
    Total liabilities and stockholder's equity........... $2,228,441 $3,301,851
                                                          ========== ==========

                See accompanying notes to financial statements.

                     FALCON TOWING AND AUTO DELIVERY, INC.

                            STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                               1995        1996        1997
                                            ----------  ----------  ----------
Net revenue................................ $4,351,847  $6,203,104  $7,784,766
Cost of revenue............................  3,492,248   4,638,239   5,955,423
                                            ----------  ----------  ----------
    Gross profit...........................    859,599   1,564,865   1,829,343
Selling, general and administrative
 expenses..................................    952,260   1,190,631   1,614,386
                                            ----------  ----------  ----------
    Income (loss) from operations..........    (92,661)    374,234     214,957
                                            ----------  ----------  ----------
Other income (expense):
  Interest expense.........................    (77,176)   (129,150)   (147,700)
  Gain (loss) on sale of equipment.........       (417)        --       98,735
  Other....................................     38,508      12,167      73,580
                                            ----------  ----------  ----------
    Income (loss) before income taxes......   (131,746)    257,251     239,572
Income tax expense (note 8)................     15,707      94,723     107,523
                                            ----------  ----------  ----------
    Net income (loss)...................... $ (147,453) $  162,528  $  132,049
                                            ==========  ==========  ==========


                See accompanying notes to financial statements.

                     FALCON TOWING AND AUTO DELIVERY, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                                       TOTAL
                                                 COMMON RETAINED   STOCKHOLDER'S
                                                 STOCK  EARNINGS      EQUITY
                                                 ------ ---------  -------------
Balance at December 31, 1994....................  $--   $ 461,516    $ 461,516
Net loss--1995..................................   --    (147,453)    (147,453)
                                                  ----  ---------    ---------
Balance at December 31, 1995....................   --     314,063      314,063
Net income--1996................................   --     162,528      162,528
                                                  ----  ---------    ---------
Balance at December 31, 1996....................   --     476,591      476,591
Net income--1997................................   --     132,049      132,049
                                                  ----  ---------    ---------
Balance at December 31, 1997....................  $--   $ 608,640    $ 608,640
                                                  ====  =========    =========



                See accompanying notes to financial statements.

                     FALCON TOWING AND AUTO DELIVERY, INC.

                            STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                 1995       1996       1997
                                               ---------  ---------  ---------
Cash flows from operating activities:
  Net income (loss)........................... $(147,453) $ 162,528  $ 132,049
  Adjustments to reconcile net income (loss)
   to net cash provided by operating
   activities:
    Depreciation and amortization.............   343,595    431,828    621,673
    Deferred income taxes.....................    15,707     (3,975)    (1,178)
    (Gain) loss on sale of equipment..........       417        --     (98,735)
    Increase in trade accounts receivable.....    (1,169)  (236,557)  (240,664)
    Increase in inventories...................       --         --      (1,200)
    Increase in prepaid and other current
     assets...................................   (10,524)    (9,236)   (84,791)
    Increase (decrease) in accounts payable...   104,440     (8,097)   367,944
    Increase in accrued payroll and related
     costs....................................    71,443     53,937     10,701
    Increase (decrease) in income taxes
     payable..................................   (20,542)    98,698    108,701
    Increase (decrease) in other accrued
     liabilities..............................     7,434    (12,591)    77,379
                                               ---------  ---------  ---------
      Net cash provided by operating
       activities.............................   363,348    476,535    891,879
                                               ---------  ---------  ---------
Cash flows used in investing activities:
  Purchases of property and equipment.........  (290,177)  (169,861)  (919,049)
  Proceeds from sale of property and
   equipment..................................       --         --     141,100
                                               ---------  ---------  ---------
      Net cash used in investing activities...  (290,177)  (169,861)  (777,949)
                                               ---------  ---------  ---------
Cash flows from financing activities:
  Proceeds from long-term debt................    75,047        --     384,609
  Payments on notes payable and capital
   leases.....................................  (120,031)  (282,833)  (529,488)
  Net borrowings under lines of credit........   (36,066)    (2,784)    10,971
                                               ---------  ---------  ---------
      Net cash used in financing activities...   (81,050)  (285,617)  (133,908)
                                               ---------  ---------  ---------
Net (decrease) increase in cash...............    (7,879)    21,057    (19,978)
Cash at beginning of year.....................    10,327      2,448     23,505
                                               ---------  ---------  ---------
Cash at end of year........................... $   2,448  $  23,505  $   3,527
                                               =========  =========  =========
Supplemental disclosure of cash flow
 information:
Cash paid during the year for:
  Interest.................................... $  74,280  $ 125,435  $ 144,806
                                               =========  =========  =========
  Income taxes................................ $     --      12,591        --
                                               =========  =========  =========

                See accompanying notes to financial statements.

                     FALCON TOWING AND AUTO DELIVERY, INC.

                         NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 1995, 1996 AND 1997

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Description of Business

  Falcon Towing and Auto Delivery, Inc. ("Falcon") was founded in 1983. Falcon's primary business is transporting vehicles for dealers, leasing companies, auction companies and long-haul transporters in the Western United States. Falcon has facilities in Los Angeles, San Francisco and Phoenix. It operates approximately 50 vehicles.

 (b) Revenue Recognition

  Falcon operates as one segment related to the transportation of vehicles and equipment for customers.

  Falcon's revenue is derived from customers who require transport of vehicles and equipment. Transport revenue is recognized upon the delivery of the vehicles and equipment to their final destination. Expenses related to the generation of revenue are recognized as incurred.

 (c) Inventories

  Inventories, which consist principally of replacement tires and truck parts, are stated at the lower of cost or market.

 (d) Property and Equipment

  Property and equipment are stated at cost. Depreciation is determined for financial statement purposes using the straight-line method over the estimated useful lives of the individual assets or, for leasehold improvements, over the terms of the related leases if shorter. Accelerated methods of depreciation have been used for income tax purposes. For financial statement purposes, Falcon provides for depreciation of property and equipment over the following estimated useful lives:

     Transportation and towing equipment................................ 5 years
     Machinery and equipment............................................ 5 years
     Leasehold improvements............................................. 5 years
     Furniture and fixtures............................................. 5 years
     Office equipment................................................... 5 years

 (e) Fair Value of Financial Instruments

  Due to the short-term nature of various financial instruments and the current incremental borrowing rates available to Falcon on bank loans with similar terms and maturities, the fair value of Falcon's financial instruments approximates their carrying values.

 (f) Income Taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                     FALCON TOWING AND AUTO DELIVERY INC.

 (g) Use of Estimates

  Management of Falcon has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) PREPAID EXPENSES

  Prepaid and other current assets at December 31, 1996 and 1997 consists of:

                                                                 1996     1997
                                                                ------- --------
     Prepaid vehicle registration.............................. $   --  $ 64,790
     Prepaid insurance.........................................  19,414   27,340
     Other.....................................................  27,123   39,198
                                                                ------- --------
                                                                $46,537 $131,328
                                                                ======= ========

(3) PROPERTY AND EQUIPMENT

  Property and equipment at December 31, 1996 and 1997 consists of the following:

                                                          1996         1997
                                                       -----------  -----------
     Transportation and towing equipment.............. $ 2,970,070  $ 4,124,483
     Machinery and equipment..........................      70,296      104,411
     Leasehold improvements...........................      26,489       43,653
     Furniture and fixtures...........................      10,448       14,298
     Office equipment.................................      19,225       19,225
     Construction-in-progress.........................         --        33,000
                                                       -----------  -----------
       Total..........................................   3,096,528    4,339,070
     Less accumulated depreciation and amortization...  (1,439,893)  (1,915,702)
                                                       -----------  -----------
                                                       $ 1,656,635  $ 2,423,368
                                                       ===========  ===========

  Depreciation and amortization of property and equipment in 1995, 1996 and 1997 totaled $343,595, $431,828 and $621,673, respectively.

(4) OTHER ACCRUED LIABILITIES

  Other accrued liabilities at December 31, 1996 and 1997 consists of:

                                                                 1996     1997
                                                               -------- --------
     Accrued insurance premiums............................... $ 20,248 $ 17,712
     Accrued fuel expenses....................................   31,827   80,055
     Accrued commissions......................................   43,000   51,000
     Accrued vacation.........................................   18,000   21,000
     Accrued 401(k) contributions.............................      --    17,983
     Other....................................................   24,525   27,229
                                                               -------- --------
                                                               $137,600 $214,979
                                                               ======== ========

                     FALCON TOWING AND AUTO DELIVERY INC.

(5) INDEBTEDNESS

  Falcon has available a $50,000 line of credit with $36,150 and $47,121 outstanding at December 31, 1996 and 1997, respectively, secured by the assets of Falcon and a guarantee by Falcon's stockholder. Interest is payable at 11.5%.

  Falcon's long-term debt at December 31, 1996 and 1997 consists of:

                                                           1996       1997
                                                         ---------  ---------
     Notes payable to banks payable in monthly
      installments ranging from $1,024 to $2,909,
      including interest ranging from 9.0% to 10.5%, and
      maturing at dates ranging from April, 1998 to
      April, 2000. Secured by vehicles and equipment. .. $ 349,108  $ 514,277
     Less installments due within one year..............  (123,722)  (264,081)
                                                         ---------  ---------
     Long-term debt, excluding current installments..... $ 225,386  $ 250,196
                                                         =========  =========

  The aggregate maturities of long-term debt subsequent to December 31, 1997 are as follows:

     1998.............................................................. $264,081
     1999..............................................................  166,798
     2000..............................................................   83,398
                                                                        --------
                                                                        $514,277
                                                                        ========

(6) LEASES

  Falcon is the lessee of vehicles under a number of capital leases which expire in stages from April 1999 to November 2000.

  Following is a summary of equipment held under capital leases at December 31, 1996 and 1997:

                                                           1996        1997
                                                        ----------  -----------
     Transportation and towing equipment............... $1,612,687  $ 2,124,409
     Less accumulated amortization.....................   (703,928)  (1,036,670)
                                                        ----------  -----------
                                                        $  908,759  $ 1,087,739
                                                        ==========  ===========

  Falcon leases the land and buildings used for its operations at the El Monte and Phoenix locations under lease agreements with its sole stockholder. These agreements provide for annual rental payments of $288,000 beginning December 1996 and $37,000 beginning March 1997 at the El Monte and Phoenix locations, respectively. Rent paid to the stockholder in 1995, 1996 and 1997 was $0, $24,000 and $319,000, respectively. Additionally, Falcon has a cancelable lease for the land and building used for its operations at the Newark, CA location from an unrelated third party for annual rental payments of approximately $48,000. The leases are classified as operating leases. Falcon is responsible for all operating costs related to the properties.

  Total rent expense for 1995, 1996 and 1997 was $240,003, $265,103 and
$438,003, respectively.

                     FALCON TOWING AND AUTO DELIVERY INC.

  Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 1997 are:

                                                          CAPITAL    OPERATING
     YEAR ENDING DECEMBER 31,                              LEASES      LEASES
     ------------------------                            ----------  ----------
     1998............................................... $  473,698  $  325,000
     1999...............................................    400,408     325,000
     2000...............................................    254,520     325,000
     2001...............................................     14,112     277,000
     2002...............................................        --        3,100
                                                         ----------  ----------
       Total............................................  1,142,738  $1,255,100
                                                                     ==========
     Less amount representing interest..................    (57,860)
                                                         ----------
       Present value of net minimum capital lease
        payments........................................ $1,084,878
                                                         ==========

(7) NON-CASH TRANSACTIONS

  During 1995, 1996 and 1997, Falcon financed certain purchases of vehicles and equipment totaling $571,137, $671,086 and $511,722, respectively.

(8) INCOME TAXES

  Income tax expense for the years ended December 31, 1995, 1996 and 1997 consists of:

                                                       1995    1996      1997
                                                      ------- -------  --------
     Current:
       Federal....................................... $   --  $77,500  $ 86,271
       State.........................................     --   21,198    22,430
                                                      ------- -------  --------
                                                          --   98,698   108,701
     Deferred........................................  15,707  (3,975)   (1,178)
                                                      ------- -------  --------
                                                      $15,707 $94,723  $107,523
                                                      ======= =======  ========

  The following table reconciles the expected tax expense at the Federal statutory tax rate to the effective tax rate.

                                                     1995      1996      1997
                                                   --------  --------  --------
     Computed expected tax (benefit) expense...... $(44,794) $ 87,465  $ 81,454
     State income taxes (benefit), net of Federal
      benefit.....................................   (8,087)   13,991    14,803
     Non-deductible meals and entertainment
      expenses....................................    1,428       354     2,116
     Tax penalties and disallowances..............      --      5,724     3,898
     Net operating loss carryforward for which no
      benefit will be derived.....................   73,039       --        --
     Basis difference in fixed assets which will
      not result in a tax benefit or loss.........   (5,879)  (12,811)    5,252
                                                   --------  --------  --------
                                                   $ 15,707  $ 94,723  $107,523
                                                   ========  ========  ========

  The tax effects of temporary differences that give rise to deferred tax liabilities as of December 31, 1995, 1996 and 1997 relate to fixed assets caused by differences in depreciation lives and methods and total $15,707, $11,733 and $10,555, respectively.

                     FALCON TOWING AND AUTO DELIVERY INC.

(9) EMPLOYEE BENEFITS

  Falcon has a retirement savings plan pursuant to section 401(k) of the Internal Revenue Code that is available to all employees with at least one year of service to Falcon and that are at least twenty-one years of age. Falcon provides matching funds of 25% of eligible contributions to the Plan which amounted to $0, $0 and $18,000 in 1995, 1996 and 1997, respectively.

(10) RELATED PARTY TRANSACTIONS

  Falcon leases land and buildings, located at the El Monte and Phoenix locations, from the sole stockholder (see note 6).

(11) SUBSEQUENT EVENT

  During February 1998, the stockholder entered into a definitive agreement to sell Falcon to United Road Services, Inc. The sales transaction, affected through a combination of cash and common stock of United Road Services, Inc., is contingent and effective upon the initial public offering of the common stock of United Road Services, Inc. The anticipated selling price of Falcon exceeds its net assets as of December 31, 1997.

  Concurrently with the acquisition, United Road Services, Inc. will enter into agreements with the stockholder to lease land and buildings used in Falcon's operations for negotiated amounts and terms.

                         INDEPENDENT AUDITORS' REPORT

The Stockholders
Smith-Christensen Enterprises, Inc.:

  We have audited the accompanying consolidated balance sheets of Smith-Christensen Enterprises, Inc. and subsidiary (City Towing, Inc. d/b/a Quality Towing) ("Quality") as of January 31, 1997 and December 31, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years ended January 31, 1996 and 1997 and for the twelve-month period ended December 31, 1997. These consolidated financial statements are the responsibility of Quality's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith-Christensen Enterprises, Inc. and subsidiary (City Towing, Inc. d/b/a Quality Towing) as of January 31, 1997 and December 31, 1997, and the results of their operations and their cash flows for each of the years ended January 31, 1996 and 1997 and for the twelve-month period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Albany, New York
January 16, 1998

                      SMITH-CHRISTENSEN ENTERPRISES, INC.
                                 AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                     JANUARY 31, 1997 AND DECEMBER 31, 1997

                                                       JANUARY 31, DECEMBER 31,
                                                          1997         1997
                                                       ----------- ------------
                        ASSETS
Current assets:
  Cash................................................ $  180,269     266,687
  Trade accounts receivable, net of allowance for
   doubtful accounts of $26,850 and $75,850 at January
   31, 1997 and December 31, 1997, respectively.......     88,518     277,966
  Accounts receivable from related parties (note 9)...     10,665      50,151
  Due from employees..................................     19,124      22,053
  Inventories.........................................     20,661       9,950
  Prepaid expenses (note 2)...........................     30,048      19,680
  Other current assets................................        900         900
                                                       ----------   ---------
    Total current assets..............................    350,185     647,387
Property, plant and equipment, net (notes 3 and 5)....  2,653,243   2,877,229
Accounts receivable from related parties (note 9).....    157,294     831,733
Other assets, net (note 4)............................    118,908      98,905
                                                       ----------   ---------
    Total assets...................................... $3,279,630   4,455,254
                                                       ==========   =========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt (note 5)..... $  447,875     541,836
  Accounts payable....................................     38,278      68,203
  Accrued payroll and related costs...................     28,757      85,563
  Income taxes payable (note 7).......................     60,863     345,339
  Other accrued expenses..............................      5,305       3,110
                                                       ----------   ---------
    Total current liabilities.........................    581,078   1,044,051
                                                       ----------   ---------
Long-term liabilities:
  Long-term debt, excluding current installments (note
   5).................................................  2,415,340   2,188,038
  Deferred income taxes (note 7)......................    193,379     312,721
                                                       ----------   ---------
    Total liabilities.................................  3,189,797   3,544,810
                                                       ----------   ---------
Stockholders' equity:
  Common stock, no par value.
  Authorized 2,500 shares; issued and outstanding
   2,425 shares.......................................     20,000      20,000
  Retained earnings...................................     69,833     890,444
                                                       ----------   ---------
    Total stockholders' equity........................     89,833     910,444
                                                       ----------   ---------
    Total liabilities and stockholders' equity........ $3,279,630   4,455,254
                                                       ==========   =========

        See accompanying notes to the consolidated financial statements.

               SMITH-CHRISTENSEN ENTERPRISES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

               THE YEARS ENDED JANUARY 31, 1996 AND 1997 AND THE
                  TWELVE-MONTH PERIOD ENDED DECEMBER 31, 1997

                                                                TWELVE-MONTH
                                                                PERIOD ENDED
                               YEAR ENDED       YEAR ENDED    DECEMBER 31, 1997
                            JANUARY 31, 1996 JANUARY 31, 1997    (NOTE 1(B))
                            ---------------- ---------------- -----------------
Net revenue................    $4,395,762       $5,395,475       $6,802,474
Cost of revenue............     2,579,463        3,214,772        3,849,138
                               ----------       ----------       ----------
    Gross profit...........     1,816,299        2,180,703        2,953,336
Selling, general and
 administrative expenses...     1,436,488        1,194,716        1,389,707
                               ----------       ----------       ----------
    Income from operations.       379,811          985,987        1,563,629
                               ----------       ----------       ----------
Other income (expense):
  Interest expense.........      (258,554)        (325,370)        (277,436)
  Interest income..........           --               --             4,524
  Other....................       (25,005)         131,721          (27,375)
                               ----------       ----------       ----------
    Income before income
     taxes.................        96,252          792,338        1,263,342
Income tax expense (note
 7)........................       103,752          277,623          440,978
                               ----------       ----------       ----------
    Net income (loss)......    $   (7,500)      $  514,715       $  822,364
                               ==========       ==========       ==========


        See accompanying notes to the consolidated financial statements.

                      SMITH-CHRISTENSEN ENTERPRISES, INC.
                                 AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

               THE YEARS ENDED JANUARY 31, 1996 AND 1997 AND THE
                  TWELVE-MONTH PERIOD ENDED DECEMBER 31, 1997

                                                                       TOTAL
                                                        RETAINED   STOCKHOLDERS'
                                                COMMON  EARNINGS      EQUITY
                                                 STOCK  (DEFICIT)    (DEFICIT)
                                                ------- ---------  -------------
Balance at January 31, 1995.................... $20,000 (437,382)    (417,382)
Net loss--year ended January 31, 1996..........     --    (7,500)      (7,500)
                                                ------- --------     --------
Balance at January 31, 1996....................  20,000 (444,882)    (424,882)
Net income--year ended January 31, 1997........     --   514,715      514,715
                                                ------- --------     --------
Balance at January 31, 1997....................  20,000   69,833       89,833
Net income--twelve-months ended December 31,
 1997..........................................     --   822,364      822,364
Net loss--month of January 1997 (note 1(b))....     --    (1,753)      (1,753)
                                                ------- --------     --------
Balance at December 31, 1997................... $20,000  890,444      910,444
                                                ======= ========     ========



        See accompanying notes to the consolidated financial statements.

                      SMITH-CHRISTENSEN ENTERPRISES, INC.
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               THE YEARS ENDED JANUARY 31, 1996 AND 1997 AND THE
                  TWELVE-MONTH PERIOD ENDED DECEMBER 31, 1997

                                                                TWELVE-MONTH
                               YEAR ENDED       YEAR ENDED      PERIOD ENDED
                            JANUARY 31, 1996 JANUARY 31, 1997 DECEMBER 31, 1997
                            ---------------- ---------------- -----------------
Cash flows from operating
 activities:
  Net income (loss).......     $  (7,500)         514,715          822,364
  Adjustments to reconcile
   net income (loss) to
   net cash provided by
   operating activities:
    Net loss for the month
     of January 1997
     (note 1(b))..........           --               --            (1,753)
    Depreciation and
     amortization.........       237,118          322,628          268,732
    Deferred income taxes.       151,090          106,198          119,342
    Decrease (increase) in
     trade accounts
     receivable...........       (74,638)          63,597         (189,448)
    Increase in due from
     related parties......        (6,512)         (10,285)         (39,486)
    Increase in due from
     employees............           --               --            (2,929)
    Decrease (increase) in
     inventories..........           --           (20,661)          10,711
    Decrease (increase) in
     prepaid expenses.....       (29,858)           7,609           10,368
    Increase in
     receivables from
     related parties......       (34,549)        (297,009)        (674,439)
    Increase (decrease) in
     accounts payable.....        65,853          (49,744)          29,925
    Increase (decrease) in
     accrued payroll and
     related costs........        62,316          (58,732)          56,806
    Increase (decrease) in
     income taxes payable.       (30,809)          75,650          284,476
    (Decrease) increase in
     other accrued
     expenses.............         6,130           (1,785)          (2,195)
                               ---------         --------         --------
      Net cash provided by
       operating
       activities.........       338,641          652,181          692,474
                               ---------         --------         --------
Cash flows from investing
 activities:
  Purchases of property,
   plant and equipment....      (700,708)        (493,663)        (472,715)
  Purchase of Custom
   Towing.................      (200,000)             --               --
                               ---------         --------         --------
      Net cash used in
       investing
       activities.........      (900,708)        (493,663)        (472,715)
                               ---------         --------         --------
Cash flows from financing
 activities:
  Proceeds from long-term
   debt...................       424,979              --               --
  Principal payments on
   long-term debt.........           --          (104,014)        (133,341)
  Proceeds from borrowings
   under lines of credit..       150,000          120,000              --
                               ---------         --------         --------
      Net cash (used in)
       provided by
       financing
       activities.........       574,979           15,986         (133,341)
                               ---------         --------         --------
Net increase in cash......        12,912          174,504           86,418
Cash at beginning of year.        (7,147)           5,765          180,269
                               ---------         --------         --------
Cash at end of year.......     $   5,765          180,269          266,687
                               =========         ========         ========
Supplemental disclosure of
 cash flow information:
  Cash paid during the
   year for:
    Interest..............     $ 258,554          325,370          253,242
                               =========         ========         ========
    Income taxes..........     $  58,439           61,656           37,160
                               =========         ========         ========

        See accompanying notes to the consolidated financial statements.

                      SMITH-CHRISTENSEN ENTERPRISES, INC.
                                AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           JANUARY 31, 1996, JANUARY 31, 1997 AND DECEMBER 31, 1997

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Description of Business

  Smith-Christensen Enterprises, Inc. and its wholly-owned subsidiary City Towing, Inc.(d/b/a Quality Towing), collectively referred to herein as "Quality", was founded in 1978. Quality's primary business is towing, impounding and storing vehicles for municipal, governmental and commercial customers in Southern Nevada. Quality has two facilities in Las Vegas. It operates approximately 40 vehicles.

 (b) Periods Presented

  Because Quality has a fiscal year end of January 31, the statements of operations, stockholder's equity and cash flows for Quality's most recent twelve-month period includes the results of operations for the month of January 1997, which is also included in the prior fiscal year ended January 31, 1997. The following represents the condensed results of operations for the month of January 1997 which is included in the twelve-month period ended December 31, 1997 and in the fiscal year ended January 31, 1997:

     Net revenue..................................................... $440,053
     Cost of revenue.................................................  242,564
                                                                      --------
         Gross profit................................................  197,489
     Selling, general and administrative expenses....................  174,187
                                                                      --------
         Income from operations......................................   23,302
                                                                      --------
     Other expenses:
       Interest expense..............................................  (24,193)
       Other.........................................................     (862)
                                                                      --------
         Loss before income taxes....................................   (1,753)
         Income tax expense..........................................      --
                                                                      --------
         Net loss.................................................... $ (1,753)
                                                                      ========

 (c) Principles of Consolidation

  The consolidated financial statements include the financial statements of Smith-Christensen Enterprises, Inc. and its wholly-owned subsidiary City Towing, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

 (d) Revenue Recognition

  Quality operates as one segment related to the transportation of vehicles and equipment for customers.

  Quality's revenue is derived from customers who require a towing service, fees related to the storage of vehicles that have been towed, transport of vehicles and equipment, and auction sales of unclaimed vehicles. Towing revenue is recognized at the completion of each towing engagement, storage fees are accrued over the period the vehicles are held in the impound facility, transport revenue is recognized upon the delivery of the vehicles/equipment to their final destination, and revenue from auction sales are recorded when title to the vehicles has been transferred. Expenses related to the generation of revenue are recognized as incurred.

                      SMITH-CHRISTENSEN ENTERPRISES, INC.
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


 (e) Inventories

  Inventories consist of vehicles that will be offered for auction. Inventories are stated at the lower of cost or market.

 (f) Property, Plant and Equipment

  Property, plant and equipment are stated at cost. Depreciation is determined for financial statement purposes using the straight-line method over the estimated useful lives of the individual assets or, for leasehold improvements, over the terms of the related leases if shorter. Accelerated methods of depreciation have been used for income tax purposes. For financial statement purposes, Quality provides for depreciation of property and equipment over the following estimated useful lives:

     Buildings...................................................... 28-30 years
     Leasehold improvements......................................... 15-30 years
     Transportation and towing equipment............................  5-15 years
     Office equipment...............................................   3-5 years
     Machinery and other equipment..................................     5 years

 (g) Fair Value of Financial Instruments

  Due to the short-term nature of various financial instruments and the current incremental borrowing rates available to Quality on bank loans with similar terms and maturities, the fair value of Quality's financial instruments approximates their carrying values.

 (h) Income Taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (i) Use of Estimates

  Management of Quality has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) PREPAID EXPENSES

  Prepaid expenses consist of the following:

                                                        JANUARY 31, DECEMBER 31,
                                                           1997         1997
                                                        ----------- ------------
     Prepaid insurance.................................   $28,010     $19,680
     Prepaid interest..................................     2,038         --
                                                          -------     -------
                                                          $30,048     $19,680
                                                          =======     =======

                      SMITH-CHRISTENSEN ENTERPRISES, INC.
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(3) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consists of the following:

                                                        JANUARY 31,  DECEMBER 31,
                                                           1997          1997
                                                        -----------  ------------
     Land.............................................. $  600,000    $  600,000
     Buildings.........................................    156,225       156,225
     Leasehold improvements............................    278,925       278,925
     Transportation and towing equipment...............  2,109,893     2,481,396
     Office equipment..................................    123,691       212,066
     Machinery and other equipment.....................    112,889       125,726
                                                        ----------    ----------
       Total...........................................  3,381,623     3,854,338
     Less accumulated depreciation and amortization....   (728,380)     (977,109)
                                                        ----------    ----------
                                                        $2,653,243    $2,877,229
                                                        ==========    ==========

  Depreciation and amortization of property, plant and equipment for the years ended January 31, 1996 and 1997 and the twelve-month period ended December 31, 1997, totaled $140,910, $224,196, and $271,341, respectively.

(4) OTHER ASSETS

  Other assets consist of the following:

                                                        JANUARY 31, DECEMBER 31,
                                                           1997         1997
                                                        ----------- ------------
     Metro Contract....................................  $ 705,850   $ 705,850
     Non-compete agreement.............................     25,000      25,000
     Goodwill..........................................    225,048     225,048
                                                         ---------   ---------
       Total...........................................    955,898     955,898
     Less accumulated amortization.....................   (836,990)   (856,993)
                                                         ---------   ---------
                                                         $ 118,908   $  98,905
                                                         =========   =========

  Metro contract costs, non-compete agreement and goodwill are amortized over nine, five and fifteen years, respectively. Amortization expense totaled, $96,208, $98,432 and $20,003 for the years ended January 31, 1996 and 1997 and the twelve-month period ended December 31, 1997.

                      SMITH-CHRISTENSEN ENTERPRISES, INC.
                                 AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(5) INDEBTEDNESS

  Quality's long-term debt at January 31, 1997 and December 31, 1997 consisted of the following:

                                                     JANUARY 31,  DECEMBER 31,
                                                        1997          1997
                                                     -----------  ------------
     Notes payable to bank, payable in aggregate
      monthly installments of $20,312, plus inter-
      est ranging from 9% to 9.25% over periods
      ranging from 36 to 48 months, maturing be-
      tween September 5, 1998 and June, 2001. Se-
      cured by vehicles and equipment. ............  $  428,678    $  596,105
     Note payable to former owner, payable in var-
      ied monthly installments, including interest
      at 10%, with a final lump sum payment of
      $1,396,556, maturing March 1, 1999. Secured
      by land, building and the stock of City Tow-
      ing, Inc. ...................................   1,682,529     1,562,530
     Note payable to former owner, payable in
      monthly installments of $3,800, including in-
      terest at 9%, maturing July 1, 2003. Secured
      by land and building. .......................     226,489       202,485
     Note payable to Navistar, payable in monthly
      installments of $1,433, including interest at
      10.5%, maturing May 4, 1999. Secured by
      equipment. ..................................      35,444        22,540
     Notes payable to Navistar, payable in monthly
      installments of $6,110 and 2,900, respective-
      ly, including interest at 9%, maturing May
      12, 1999 and August 11, 1999, respectively.
      Secured by equipment. .......................     240,964       158,685
     Note payable to Navistar, payable in monthly
      installments of $563, including interest at
      11.5%, maturing August 28, 1997. Secured by
      equipment. ..................................       3,796           --
     Note payable to bank, payable in monthly in-
      stallments of $6,716, including interest at
      8%, maturing July 1, 2000. Secured by equip-
      ment. .......................................     245,316       187,529
                                                     ----------    ----------
       Total long-term debt........................   2,863,216     2,729,874
     Less installments due within one year.........    (447,875)     (541,836)
                                                     ----------    ----------
       Long-term debt, excluding current install-
        ments......................................  $2,415,341    $2,188,038
                                                     ==========    ==========

  Annual maturities of long-term debt for the next five years and thereafter are as follows:

     1998............................................................ $  541,836
     1999............................................................  1,771,119
     2000............................................................    264,155
     2001............................................................     81,521
     2002............................................................     40,849
     Thereafter......................................................     30,394
                                                                      ----------
                                                                      $2,729,874
                                                                      ==========

                      SMITH-CHRISTENSEN ENTERPRISES, INC.
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(6) LEASES

  Quality leases land and building used as part of its operations under a lease agreement with Nevada Recycling Corporation, an affiliated entity owned by the owners of the stockholder of Quality. The lease is classified as an operating lease. The agreement provides for monthly rental payments of $8,000 with an automatic renewal for additional consecutive periods of one year beginning every October, unless either party gives no less than 30 days written notice of the intent to terminate. Quality is responsible for all operating costs related to the property.

  Rent expense was $96,000 for the years ended January 31, 1996 and 1997 and the twelve-month period ended December 31, 1997, respectively.

(7) INCOME TAXES

  Income tax expense for the years ended January 31, 1997 and 1996 and the twelve-month period ended December 31, 1997 consists of:

                                                                    TWELVE-MONTH
                                            YEAR ENDED  YEAR ENDED  PERIOD ENDED
                                            JANUARY 31, JANUARY 31, DECEMBER 31,
                                               1996        1997         1997
                                            ----------- ----------- ------------
     Current:
     Federal...............................  $(47,338)    171,425     321,636
     Deferred..............................   151,090     106,198     119,342
                                             --------     -------     -------
                                             $103,752     277,623     440,978
                                             ========     =======     =======

  The following table reconciles the expected tax expense at the Federal statutory tax rate to the effective tax rate:

                                                                    TWELVE-MONTH
                                            YEAR ENDED  YEAR ENDED  PERIOD ENDED
                                            JANUARY 31, JANUARY 31, DECEMBER 31,
                                               1996        1997         1997
                                            ----------- ----------- ------------
     Computed expected tax expense.........  $ 32,726     269,395     429,536
     Meals and entertainment...............     1,114       6,345       6,341
     Non-deductible goodwill...............     5,101       5,101       5,101
     Adjustment to prior years' taxes......    64,811         --          --
     Other.................................       --       (3,218)        --
                                             --------     -------     -------
                                             $103,752     277,623     440,978
                                             ========     =======     =======

                      SMITH-CHRISTENSEN ENTERPRISES, INC.
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of January 31, 1997 and the twelve-month period ended December 31, 1997 are presented below:

                                                                   TWELVE-MONTH
                                                                   PERIOD ENDED
                                                       JANUARY 31, DECEMBER 31,
                                                          1997         1997
                                                       ----------- ------------
     Deferred tax assets:
       Covenant-not-to-compete........................  $  2,031       3,164
       Contract/intangible............................    13,733         --
                                                        --------     -------
         Total gross deferred tax assets..............    15,764       3,164
         Less valuation allowance.....................       --          --
                                                        --------     -------
                                                          15,764       3,164
     Deferred tax liabilities:
       Property and equipment, due to differences in
        depreciation lives and methods................   209,143     315,885
                                                        --------     -------
       Net deferred tax liability.....................  $193,379     312,721
                                                        ========     =======

  At January 31, 1996, the net deferred tax liability was $299,577 and there was no recorded valuation allowance.

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies, as well as carryback opportunities, in making this assessment. Based upon the level of historical taxable income, projections for future taxable income and carryback opportunities over the periods in which the deferred tax assets are deductible, management believes it is more likely than not Quality will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

(8) NON-CASH TRANSACTIONS

  During 1995, Quality financed $331,223 of certain transportation and towing equipment in connection with the purchase of Custom Towing through a lending institution.

(9) RELATED PARTY TRANSACTIONS

  Accounts receivable from related parties are amounts due from four companies under the common control of Quality's stockholders. The amounts receivable totaled $167,959 and $881,884 as of January 31, 1997 and December 31, 1997, respectively.

  Quality leases land and building from an affiliated entity owned by the owners of the stockholder of Quality (see note 6).

(10) CONTINGENT LIABILITIES

  Various legal claims arise against Quality during the normal course of business. In the opinion of management, liabilities, if any, arising from proceedings would not have a material effect on the financial statements.

                      SMITH-CHRISTENSEN ENTERPRISES, INC.
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(11) SUBSEQUENT EVENT

  During February 1998, the stockholder entered into a definitive agreement to sell Quality net of land, buildings and leasehold improvements and the note payable to the former owner of City Towing, in the amount of $202,485 at December 31, 1997, to United Road Services, Inc. The sales transaction, affected through a combination of cash and common stock of United Road Services, Inc., is contingent and effective upon the initial public offering of the common stock of United Road Services, Inc. The anticipated selling price of Quality exceeds its net assets as of December 31, 1997.

  Concurrently with the acquisition, United Road Services, Inc. will enter into agreements with the stockholder to lease land and buildings used in Quality's operations for negotiated amounts and terms.

                         INDEPENDENT AUDITORS' REPORT

The Stockholders
Caron Auto Works, Inc. and
Caron Auto Brokers, Inc.:

  We have audited the accompanying combined balance sheets of Caron Auto Works, Inc. and Caron Auto Brokers, Inc. (collectively, "Caron") as of September 30, 1996 and 1997, and the related combined statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1997. These combined financial statements are the responsibility of Caron's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Caron Auto Works, Inc. and Caron Auto Brokers, Inc. as of September 30, 1996 and 1997 and the results of their combined operations and their combined cash flows for each of the years in the three-year period ended September 30, 1997 in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Albany, New York
January 16, 1998

                           CARON AUTO WORKS, INC. AND
                            CARON AUTO BROKERS, INC.

                            COMBINED BALANCE SHEETS

                          SEPTEMBER 30, 1996 AND 1997

                                                           1996        1997
                                                        ----------  ----------
                        ASSETS
Current assets:
  Cash................................................. $   29,370  $  108,163
  Trade accounts receivable, net of allowance for
   doubtful accounts of $26,793 in 1996 and $45,079 in
   1997................................................    633,736     746,332
  Accounts receivable from related parties (note 7)....     98,056      49,754
  Accounts receivable from employees...................        --        6,500
  Notes receivable.....................................        --       44,539
  Inventories..........................................     24,185      30,040
  Prepaid and other current assets.....................     38,685       5,142
                                                        ----------  ----------
    Total current assets...............................    824,032     990,470
Property and equipment, net (notes 2, 3 and 4).........  1,241,097   2,278,962
Other assets...........................................      2,500      22,736
                                                        ----------  ----------
    Total assets....................................... $2,067,629  $3,292,168
                                                        ==========  ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt (note 3)...... $   83,297  $  263,093
  Current installments of obligations under capital
   lease (note 4)......................................    181,272     177,932
  Borrowings under lines of credit (note 3)............     18,839     225,000
  Payable to related parties (note 7)..................    185,920       9,500
  Accounts payable.....................................    130,282     332,544
  Accrued payroll and related costs....................     16,058      40,870
  Income taxes payable (note 5)........................    101,128      92,447
  Other accrued liabilities............................     24,021      48,277
                                                        ----------  ----------
    Total current liabilities..........................    740,817   1,189,663
Long-term liabilities:
  Long-term debt, excluding current installments (note
   3)..................................................     56,982   1,010,856
  Obligations under capital lease, excluding current
   installments (note 4)...............................    428,862     437,789
  Deferred income taxes (note 5).......................    160,342      54,019
                                                        ----------  ----------
    Total liabilities..................................  1,387,003   2,692,327
                                                        ----------  ----------
Stockholders' equity:
  Common stock, $10 par value.
  Authorized 10,000 shares; issued and outstanding 200
   shares in 1996 and 1997.............................      2,000       2,000
  Additional paid-in capital...........................     10,225      10,225
  Retained earnings....................................    698,401     617,616
  Less treasury stock, 3,000 common shares in 1996 and
   1997, at cost.......................................    (30,000)    (30,000)
                                                        ----------  ----------
    Total stockholders' equity.........................    680,626     599,841
                                                        ----------  ----------
    Total liabilities and stockholders' equity......... $2,067,629  $3,292,168
                                                        ==========  ==========

            See accompanying notes to combined financial statements.

                           CARON AUTO WORKS, INC. AND
                            CARON AUTO BROKERS, INC.

                       COMBINED STATEMENTS OF OPERATIONS

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997

                                               1995        1996        1997
                                            ----------  ----------  ----------
Net revenue................................ $4,624,155  $5,575,257  $6,626,850
Cost of revenue............................  4,044,834   5,083,883   6,303,546
                                            ----------  ----------  ----------
    Gross profit...........................    579,321     491,374     323,304
Selling, general and administrative
 expenses..................................    238,006     237,943     511,510
                                            ----------  ----------  ----------
    Income (loss) from operations..........    341,315     253,431    (188,206)
                                            ----------  ----------  ----------
Other income (expense):
  Interest expense.........................    (77,693)   (108,069)   (141,000)
  Interest income..........................        810       5,706       8,360
  Gain on sale of assets...................      7,457      16,985     114,966
  Other....................................     25,570      22,526      29,460
                                            ----------  ----------  ----------
    Income (loss) before income taxes......    297,459     190,579    (176,420)
Income tax expense (benefit) (note 5)......    103,020      61,838     (95,635)
                                            ----------  ----------  ----------
    Net income (loss)...................... $  194,439  $  128,741  $  (80,785)
                                            ==========  ==========  ==========


            See accompanying notes to combined financial statements.

                           CARON AUTO WORKS, INC. AND
                            CARON AUTO BROKERS, INC.

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997

                                   ADDITIONAL                         TOTAL
                            COMMON  PAID-IN   RETAINED  TREASURY  STOCKHOLDERS'
                            STOCK   CAPITAL   EARNINGS   STOCK       EQUITY
                            ------ ---------- --------  --------  -------------
Balance at September 30,
 1994...................... $2,000  $10,225   $375,221  $(30,000)   $357,446
Net income--1995...........    --       --     194,439       --      194,439
                            ------  -------   --------  --------    --------
Balance at September 30,
 1995......................  2,000   10,225    569,660   (30,000)    551,885
Net income--1996...........    --       --     128,741       --      128,741
                            ------  -------   --------  --------    --------
Balance at September 30,
 1996......................  2,000   10,225    698,401   (30,000)    680,626
Net loss--1997.............    --       --     (80,785)      --      (80,785)
                            ------  -------   --------  --------    --------
Balance at September 30,
 1997...................... $2,000  $10,225   $617,616  $(30,000)   $599,841
                            ======  =======   ========  ========    ========



            See accompanying notes to combined financial statements.

                           CARON AUTO WORKS, INC. AND
                            CARON AUTO BROKERS, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997

                                                 1995       1996       1997
                                               ---------  ---------  ---------
Cash flows from operating activities:
  Net income (loss)........................... $ 194,437  $ 128,741  $ (80,785)
  Adjustments to reconcile net income (loss)
   to net cash provided by (used in) operating
   activities:
    Depreciation and amortization.............   158,790    196,937    213,290
    Deferred income taxes.....................    41,924     18,467   (106,323)
    Gain on sale of assets....................    (7,457)   (16,985)  (114,966)
    Increase in trade accounts receivable.....   (63,618)  (119,278)  (112,596)
    Decrease (increase) in receivables from
     related parties..........................   (12,056)   (66,885)    48,302
    Increase in accounts receivable from
     employees................................       --         --      (6,500)
    (Increase) decrease in inventories........     4,705    (23,766)    (5,855)
    Decrease (increase) in prepaid expenses...     4,758    (19,644)    33,543
    (Increase) decrease in other assets.......       191        --     (20,236)
    Decrease in amounts payable to related
     parties..................................   (10,702)   (22,889)  (176,420)
    Increase (decrease) in accounts payable...   (44,731)    16,036    202,262
    Increase (decrease) in accrued payroll and
     related costs............................  (119,686)    (1,670)    24,812
    Increase in other accrued liabilities.....       447     86,401     15,575
                                               ---------  ---------  ---------
      Net cash provided by (used in) operating
       activities.............................   147,002    175,465    (85,897)
                                               ---------  ---------  ---------
Cash flows from investing activities:
  Purchases of property and equipment.........  (142,383)   (54,909)  (333,277)
  Proceeds from sale of assets................   123,913     56,011    341,196
  Increase in notes receivable................       --         --     (44,539)
                                               ---------  ---------  ---------
      Net cash provided by (used in) investing
       activities.............................   (18,470)     1,102    (36,620)
                                               ---------  ---------  ---------
Cash flows from financing activities:
  Proceeds from long-term debt................   100,000     70,345    456,500
  Principal payments on long-term debt and
   capital leases.............................  (174,880)  (300,175)  (461,351)
  Borrowings under line of credit, net........   (35,000)    18,839    206,161
                                               ---------  ---------  ---------
      Net cash provided by (used in) financing
       activities.............................  (109,880)  (210,991)   201,310
                                               ---------  ---------  ---------
Net increase (decrease) in cash...............    18,652    (34,424)    78,793
Cash at beginning of year.....................    45,142     63,794     29,370
                                               ---------  ---------  ---------
Cash at end of year........................... $  63,794  $  29,370  $ 108,163
                                               =========  =========  =========
Supplemental disclosure of cash flow
 information:
  Cash paid during the year for:
    Interest.................................. $ 124,505  $ 110,038  $ 143,639
                                               =========  =========  =========
      Income taxes............................ $     --   $  61,096  $  43,371
                                               =========  =========  =========

            See accompanying notes to combined financial statements.

                          CARON AUTO WORKS, INC. AND
                           CARON AUTO BROKERS, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                       SEPTEMBER 30, 1995, 1996 AND 1997

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Description of Business

  Caron Auto Works, Inc. and Caron Auto Brokers, Inc. (collectively, "Caron") was founded in 1976. Caron's primary businesses are transporting vehicles for leasing companies, long-haul transporters and individuals in the Northeastern United States, and towing vehicles for commercial and private customers in the Hartford, Connecticut region. Caron has two facilities in East Hartford and facilities in New Jersey and Florida. It operates approximately 55 vehicles.

 (b) Principles of Combination

  The combined financial statements include the financial statements of Caron Auto Works, Inc. and Caron Auto Brokers, Inc. All significant intercompany balances and transactions have been eliminated in combination. Both entities have the same management and principal stockholder ownership.

 (c) Revenue Recognition

  Caron operates as one segment related to the transportation of vehicles and equipment for customers.

  Caron's revenue is derived from customers who require a towing service, transport of vehicles and equipment, fees related to repair of vehicles that have been towed, and auction sales of unclaimed vehicles. Towing revenue is recognized at the completion of each towing engagement, transport revenue is recognized upon the delivery of the vehicles/equipment to their final destination, repair fees are recorded when the service is performed, and revenue from auction sales are recorded when title to the vehicles has been transferred. Expenses related to the generation of revenue are recognized as incurred.

 (d) Inventories

  Inventories include spare parts used in the repair of vehicles and are stated at the lower of cost or market.

 (e) Property and Equipment

  Property and equipment are stated at cost. Depreciation is determined for financial statement purposes using the straight-line method over the estimated useful lives of the individual assets or, for leasehold improvements, over the terms of the related leases if shorter. Accelerated methods of depreciation have been used for income tax purposes. For financial statement purposes, Caron provides for depreciation of property and equipment over the following estimated useful lives:

   Automobiles and transportation equipment..........................    5 years
   Furniture and fixtures............................................  5-7 years
   Machinery and equipment...........................................  5-7 years
   Leasehold improvements............................................ 7-39 years

 (f) Fair Value of Financial Instruments

  Due to the short-term nature of various financial instruments and the current incremental borrowing rates available to Caron on bank loans with similar terms and maturities, the fair value of Caron's financial instruments approximates their carrying values.

                            CARON AUTO WORKS, INC.
                         AND CARON AUTO BROKERS, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


 (g) Income Taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (h) Use of Estimates

  Management of Caron has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) PROPERTY AND EQUIPMENT

  Property and equipment at September 30, 1996 and 1997 consists of the following:

                                                            1996        1997
                                                         ----------  ----------
Vehicles................................................ $   16,608  $   42,258
Office equipment........................................     75,590     112,455
Transportation and towing equipment.....................  1,663,407   2,604,541
Leasehold improvements..................................    262,276     313,011
                                                         ----------  ----------
  Total.................................................  2,017,881   3,072,265
Less accumulated depreciation and amortization..........   (776,784)   (793,303)
                                                         ----------  ----------
                                                         $1,241,097  $2,278,962
                                                         ==========  ==========

  Depreciation and amortization of property and equipment in 1995, 1996 and 1997 totaled $158,790, $196,937 and $213,290, respectively.

(3) INDEBTEDNESS

  Caron has available a $250,000 line of credit with Bank of South Windsor, secured by all corporate assets and a personal guarantee by Caron's primary stockholder. Interest is payable at the prime lending rate plus 1% (9.5% at September 30, 1997). Total borrowings under this unsecured line of credit as of September 30, 1996 and 1997 amounted to $18,839 and $225,000, respectively.

                             CARON AUTO WORKS, INC.
                          AND CARON AUTO BROKERS, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

  Caron's long-term debt at September 30, 1996 and 1997 consists of the following:

                                                            1996       1997
                                                          --------  ----------
Note payable to Savings Bank of Manchester, payable in
 monthly principal payments of $1,085, plus interest at
 8.25%, maturing September 29, 2000. Secured by a car
 and the personal guarantee of the primary stockholder..  $    --   $   34,500
Note payable to Savings Bank of Manchester, payable in
 monthly principal payments of $2,500, plus interest at
 prime plus 1% (9.5% at September 30, 1997), maturing on
 August 26, 2002. Secured by a car and the personal
 guarantee of the primary stockholder...................       --      147,500
Note payable to Savings Bank of Manchester, payable in
 monthly installments of $692, including interest at
 8.25%, maturing on August 29, 2000. Secured by a car...       --       21,459
Note payable to unrelated individual, payable in monthly
 installments of $580, including interest at 12.5%,
 maturing on October 31, 2000...........................    22,364      17,947
Note payable to Bank of South Windsor, payable in
 monthly installments of $1,633, including interest at
 9.5%. Matured in October, 1996. Secured by one tractor
 and three trailers.....................................     1,844         --
Note payable to Bank of South Windsor, payable in
 monthly principal payments of $1,111, plus interest at
 prime plus 1% (9.5% at September 30, 1997), maturing on
 April 18, 1999. Secured by assets of Caron and the
 personal guarantee of the primary stockholder..........    34,444      21,111
Note payable to Bank of South Windsor, payable in
 monthly installments of $8,904, including interest at
 9.25%, maturing on March 27, 2002. Secured by twelve
 tractors and twelve trailers and the personal guarantee
 of the primary stockholder.............................       --      390,878
Note payable to Peoples Bank, payable in monthly
 principal payments of $1,786, plus interest at prime
 plus 1.5% (10% at September 30, 1997), maturing August
 15, 2004. Secured by the assets of Caron and the
 personal guarantee of the primary stockholder and
 affiliated companies...................................       --      148,214
Note payable to Bank of South Windsor, payable in
 monthly installments of $3,203, including interest at
 9.5%. Secured by assets of Caron and the personal
 guarantee by the primary stockholder...................    40,498         --
Note payable to Ford Motor Credit Company, payable in
 monthly installments of $770, including interest at
 10%, maturing November 27, 1998. Secured by a truck....    24,979      17,924
Note payable to Ford Motor Credit Company, payable in
 monthly installments of $959, including interest at
 8.5%. Secured by equipment.............................    16,150         --
Note payable to Navistar Financial Corp., payable in
 monthly installments ranging from $1,632 to $6,788,
 including interest at rates of 9.9% and 10.3%, maturing
 between 2001 and 2002. Secured by tractors and
 trailers...............................................       --      474,416
                                                          --------  ----------
  Total long-term debt..................................   140,279   1,273,949
Less installments due within one year...................   (83,297)   (263,093)
                                                          --------  ----------
  Long-term debt, excluding current installments........  $ 56,982  $1,010,856
                                                          ========  ==========

                            CARON AUTO WORKS, INC.
                         AND CARON AUTO BROKERS, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

  The aggregate maturities of long-term debt for each of the five years subsequent to September 30, 1997 are as follows:

   1998.............................................................. $  263,093
   1999..............................................................    279,925
   2000..............................................................    285,877
   2001..............................................................    259,616
   2002..............................................................    144,384
   Thereafter........................................................     41,054
                                                                      ----------
                                                                      $1,273,949
                                                                      ==========

(4) LEASES

  Caron is the lessee for various transportation and towing equipment under capital leases expiring in 2002.

  Following is a summary of equipment held under the capital leases at September 30, 1996 and 1997:

                                                             1996       1997
                                                           ---------  ---------
   Transportation and towing equipment.................... $ 885,356  $ 741,628
   Less accumulated amortization..........................  (186,143)  (198,826)
                                                           ---------  ---------
                                                           $ 699,213  $ 542,802
                                                           =========  =========

  Caron leases the building used for its operations on a month-to-month basis from its primary stockholder. The lease is classified as an operating lease. Caron is responsible for all operating costs related to the property. Rent paid to the stockholder in 1995, 1996 and 1997 was $75,382, $77,181 and $117,096, respectively.

  Total rent expense for 1995, 1996 and 1997 was $84,382, $86,181 and $126,096, respectively.

  Future minimum capital lease payments as of September 30, 1997 are:

   Year Ending September 30,
     1998............................................................ $ 236,171
     1999............................................................   208,828
     2000............................................................   178,665
     2001............................................................    93,094
     2002............................................................     5,644
                                                                      ---------
       Total.........................................................   722,402
     Less amount representing interest...............................  (106,681)
                                                                      ---------
       Present value of net minimum capital lease payments........... $ 615,721
                                                                      =========

                            CARON AUTO WORKS, INC.
                         AND CARON AUTO BROKERS, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

(5) INCOME TAXES

  Income tax expense (benefit) for the years ended September 30, 1995, 1996 and 1997 consists of:

                                                       1995    1996     1997
                                                     -------- ------- ---------
   Current:
     Federal........................................ $ 38,174 $26,900 $   5,789
     State..........................................   22,922  16,471     4,899
                                                     -------- ------- ---------
                                                       61,096  43,371    10,688
   Deferred.........................................   41,924  18,467  (106,323)
                                                     -------- ------- ---------
                                                     $103,020 $61,838 $ (95,635)
                                                     ======== ======= =========

  The following table reconciles the expected tax expense at the Federal statutory tax rate to the effective tax rate.

                                                    1995      1996      1997
                                                  --------  --------  --------
   Computed expected tax expense (benefit)....... $101,136  $ 64,797  $(59,983)
   State income taxes, net of Federal benefit....   15,129    10,871     3,233
   Officer's life insurance......................      427       --        --
   Non-deductible meals and entertainment
    expenses.....................................      512       998     1,647
   Effect of graduated tax rates.................  (16,262)  (14,980)  (34,847)
   Other.........................................    2,078       152    (5,685)
                                                  --------  --------  --------
                                                  $103,020  $ 61,838  $(95,635)
                                                  ========  ========  ========

  The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of September 30, 1996 and 1997 are presented below:

                                                            1996       1997
                                                          ---------  ---------
   Deferred tax assets:
     Allowance for bad debts............................. $  10,091  $  19,830
     Net operating loss carryforwards....................       --     186,261
                                                          ---------  ---------
       Total gross deferred tax asset....................    10,091    206,091
       Less valuation allowance..........................       --         --
                                                          ---------  ---------
       Net deferred tax asset............................    10,091    206,091
   Deferred tax liabilities:
     Property and equipment, due to differences in
      depreciation lives and methods.....................  (170,133)  (260,110)
                                                          ---------  ---------
       Net deferred tax liability........................ $(160,342) $ (54,019)
                                                          =========  =========

  Caron had a net deferred tax liability of $141,875 at September 30, 1995. The net operating loss carryforward of approximately $465,000 expires in 2017.

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning

                            CARON AUTO WORKS, INC.
                         AND CARON AUTO BROKERS, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

strategies, as well as carryback opportunities, in making this assessment. Based upon the level of historical taxable income, projections for future taxable income and carryback opportunities over the periods in which the deferred tax assets are deductible, management believes it is more likely than not Caron will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

(6) NON-CASH TRANSACTIONS

  During 1997, Caron leased $1,144,108 of various transportation and towing equipment through several lending institutions (see note 3).

(7) RELATED PARTY TRANSACTIONS

  Caron is indebted to the primary stockholder under an unsecured note, bearing interest at 7% per annum. The note, unpaid interest on the note, and accrued bonus to the sole stockholder are included in payable to related parties in the accompanying combined balance sheets.

  Included in accounts receivable from related parties are amounts due from two companies under the common control of Caron's primary stockholder. The amounts receivable totaled $98,056 and $49,757 as of September 30, 1996 and 1997, respectively.

  Caron leases two buildings located in East Hartford, Connecticut, from the primary stockholder (see note 4).

(8) SUBSEQUENT EVENT

  During February 1998, the stockholders entered into a definitive agreement to sell Caron to United Road Services, Inc. The sales transaction, affected through a combination of cash and common stock of United Road Services, Inc., is contingent and effective upon the initial public offering of the common stock of United Road Services, Inc. The anticipated selling price of Caron exceeds its net assets as of September 30 1997.

  Concurrently with the acquisition, United Road Services, Inc. will enter into agreements with the stockholders to lease land and buildings used in Caron's operations for negotiated amounts and terms.

                         INDEPENDENT AUDITORS' REPORT

The Stockholder
Absolute Towing and Transporting, Inc.:

  We have audited the accompanying balance sheets of Absolute Towing and Transporting, Inc. ("Absolute") as of December 31, 1996 and 1997, and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of Absolute's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  As described in Note 6, 99% of Absolute's revenue is derived from one customer, and all of Absolute's trade accounts receivable at December 31, 1997 are due from this single customer.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Absolute Towing and Transporting, Inc. as of December 31, 1996 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Albany, New York
January 28, 1998

                     ABSOLUTE TOWING AND TRANSPORTING, INC.

                                 BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1997

                                                              1996      1997
                                                            -------- ----------
                          ASSETS
Current assets:
  Cash..................................................... $    --  $   10,935
  Trade accounts receivable (note 3).......................  268,818    593,679
  Income taxes receivable (note 5).........................    9,731     55,324
  Prepaid expenses.........................................   23,613     30,587
                                                            -------- ----------
    Total current assets...................................  302,162    690,525
Property and equipment, net (notes 2 and 3)................  265,934    306,153
Deferred income taxes (note 5).............................    6,436     31,331
                                                            -------- ----------
    Total assets........................................... $574,532 $1,028,009
                                                            ======== ==========
           LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Current installments of long-term debt (note 3)..........   15,737     16,218
  Borrowings under lines of credit (note 3)................      --     212,403
  Book overdraft...........................................   98,012    312,217
  Accounts payable.........................................   79,468    124,573
                                                            -------- ----------
    Total current liabilities..............................  193,217    665,411
Long-term liabilities:
  Long-term debt, excluding current installments (note 3)..      --      83,782
                                                            -------- ----------
    Total liabilities......................................  193,217    749,193
                                                            -------- ----------
Stockholder's equity:
  Common stock, $42.86 par value. Authorized, issued and
   outstanding 1,000 shares in 1996 and 1997...............   42,860     42,860
  Retained earnings........................................  338,455    235,956
                                                            -------- ----------
    Total stockholder's equity.............................  381,315    278,816
                                                            -------- ----------
    Total liabilities and stockholder's equity............. $574,532 $1,028,009
                                                            ======== ==========

                See accompanying notes to financial statements.

                     ABSOLUTE TOWING AND TRANSPORTING, INC.

                            STATEMENTS OF OPERATIONS

                     YEARS ENDED DECEMBER 31, 1996 AND 1997

                                                           1996        1997
                                                        ----------  ----------
Net revenue............................................ $3,464,623  $4,779,901
Cost of revenue........................................  2,756,327   3,766,564
                                                        ----------  ----------
    Gross profit.......................................    708,296   1,013,337
Selling, general and administrative expenses...........    635,595   1,095,416
                                                        ----------  ----------
    Income (loss) from operations......................     72,701     (82,079)
                                                        ----------  ----------
Other income (expense):
  Interest expense.....................................     (1,440)    (15,018)
  Gain (loss) on sale of assets........................     (2,842)      9,254
                                                        ----------  ----------
    Income (loss) before income taxes..................     68,419     (87,843)
Income tax benefit (note 5)............................    (12,667)    (24,095)
                                                        ----------  ----------
    Net income (loss).................................. $   81,086  $  (63,748)
                                                        ==========  ==========


                See accompanying notes to financial statements.

                     ABSOLUTE TOWING AND TRANSPORTING, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                     YEARS ENDED DECEMBER 31, 1996 AND 1997

                                                                       TOTAL
                                                 COMMON  RETAINED  STOCKHOLDER'S
                                                  STOCK  EARNINGS     EQUITY
                                                 ------- --------  -------------
Balance at December 31, 1995.................... $42,860 $262,370    $305,230
Distributions to stockholder....................     --    (5,001)     (5,001)
Net income--1996................................     --    81,086      81,086
                                                 ------- --------    --------
Balance at December 31, 1996....................  42,860  338,455     381,315
Distributions to stockholder....................     --   (38,751)    (38,751)
Net loss--1997..................................     --   (63,748)    (63,748)
                                                 ------- --------    --------
Balance at December 31, 1997.................... $42,860 $235,956    $278,816
                                                 ======= ========    ========



                See accompanying notes to financial statements.

                     ABSOLUTE TOWING AND TRANSPORTING, INC.

                            STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1996 AND 1997

                                                            1996       1997
                                                          ---------  ---------
Cash flows from operating activities:
  Net income (loss)...................................... $  81,086  $ (63,748)
  Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
    Depreciation and amortization........................   110,327    127,960
    Deferred income taxes................................   (24,253)   (24,895)
    Loss (gain) from sale of property and equipment......     2,842     (9,254)
    Increase in trade accounts receivable................   (75,514)  (324,861)
    Decrease (increase) in income taxes receivable.......     8,086    (45,593)
    Decrease (increase) in prepaid expenses..............     2,718     (6,974)
    Increase in accounts payable.........................    29,252     45,105
                                                          ---------  ---------
      Net cash provided by (used in) operating
       activities........................................   134,544   (302,260)
                                                          ---------  ---------
Cash flows from investing activities:
  Purchases of property and equipment....................  (143,215)  (192,675)
  Proceeds from sale of property and equipment...........    11,749     33,750
                                                          ---------  ---------
      Net cash used in investing activities..............  (131,466)  (158,925)
                                                          ---------  ---------
Cash flows from financing activities:
  Net increase in borrowings under line of credit........       --     212,403
  Increase (decrease) in book overdraft..................   (20,890)   214,205
  Proceeds from long-term debt...........................    15,737    100,000
  Principal payments on long term debt...................       --     (15,737)
  Stockholder distributions..............................    (5,001)   (38,751)
                                                          ---------  ---------
      Net cash provided by (used in) financing
       activities........................................   (10,154)   472,120
                                                          ---------  ---------
Net (decrease) increase in cash..........................    (7,076)    10,935
Cash at beginning of year................................     7,076        --
                                                          ---------  ---------
Cash at end of year...................................... $     --   $  10,935
                                                          =========  =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest............................................. $   1,439  $  15,018
                                                          =========  =========
      Income taxes....................................... $   3,500  $  46,393
                                                          =========  =========

                See accompanying notes to financial statements.

                    ABSOLUTE TOWING AND TRANSPORTING, INC.

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1996 AND 1997

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Description of Business

  Absolute Towing and transporting, Inc. ("Absolute") was founded in 1987. Absolute's primary business is towing and transporting salvage vehicles for auction companies in Southern California. Absolute has one facility in Los Angeles. It operates approximately 25 vehicles.

 (b) Revenue Recognition

  Absolute operates as one segment related to the transportation of vehicles and equipment for customers.

  Absolute's revenue is derived from customers who require a towing service. Revenue is recognized at the completion of each towing engagement. Expenses related to the generation of revenue are recognized as incurred.

 (c) Property and Equipment

  Property and equipment are stated at cost. Depreciation is determined for financial statement purposes using the straight line method over the estimated useful lives of the individual assets or, for leasehold improvements, over the terms of the related leases, if shorter. Accelerated methods of depreciation have been used for income tax purposes. For financial statement purposes, Absolute provides for depreciation of property and equipment over the following estimated useful lives:

   Transportation and towing equipment................................ 3-5 years
   Leasehold improvements.............................................   5 years
   Furniture and fixtures.............................................   5 years

 (d) Fair Value of Financial Instruments

  Due to the short-term nature of various financial instruments and the current incremental borrowing rates available to Absolute on bank loans with similar terms and maturities, the fair value of Absolute's financial instruments approximates their carrying values.

 (e) Income Taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (f) Use of Estimates

  Management of Absolute has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                    ABSOLUTE TOWING AND TRANSPORTING, INC.

(2) PROPERTY AND EQUIPMENT

  Property and equipment at December 31, 1996 and 1997 consists of the following:

                                                            1996        1997
                                                          ---------  ----------
   Transportation and towing equipment................... $ 920,210  $  974,036
   Leasehold improvements................................     3,740      27,110
   Furniture and fixtures................................     1,060       1,060
                                                          ---------  ----------
     Total...............................................   925,010   1,002,206
   Less accumulated depreciation and amortization........  (659,076)   (696,053)
                                                          ---------  ----------
                                                          $ 265,934  $  306,153
                                                          =========  ==========

  Depreciation and amortization of property and equipment in 1996 and 1997 totaled $110,327 and $127,960, respectively.

(3) INDEBTEDNESS

  Absolute has a line of credit with a bank in the amount of $300,000, which bears interest at the bank's prime rate plus 1% (9.5% at December 31, 1997). This line of credit expires on May 1, 1998. Borrowings under this line of credit are $212,403 at December 31, 1997 and are secured by accounts receivable, inventory, and equipment. Additionally, in 1997, Absolute entered into a revolving credit agreement with a bank that provides for maximum borrowings of $600,000. Outstanding borrowings bear interest at the bank's prime rate plus 1% and are payable in 60 monthly installments beginning December 10, 1998. The credit facility matures November, 1998. There were no borrowings outstanding at December 31, 1997.

  Absolute's long-term debt consisted of the following at December 31, 1996 and 1997:

                                                               1996      1997
                                                             --------  --------
   Note payable to bank, payable in monthly installments of
    $2,125, including interest at 10%, maturing December 1,
    2002. Secured by personal property...................... $ 15,737  $100,000
     Less installments due within one year..................  (15,737)  (16,218)
                                                             --------  --------
       Long-term debt, excluding current installments....... $     --  $ 83,782
                                                             ========  ========

  Annual maturities of long-term debt for the next five years are as follows:

   1998................................................................ $ 16,218
   1999................................................................   17,917
   2000................................................................   19,791
   2001................................................................   21,865
   2002................................................................   24,209
                                                                        --------
                                                                        $100,000
                                                                        ========

(4) LEASES

  Absolute leases the building used for its operations under a month-to-month lease agreement. The lease is classified as an operating lease. The agreement provides for monthly rental payments of $1,446. Absolute is responsible for all operating costs related to the property.

  Total rent expense for 1996 and 1997 was $24,442 and $18,800, respectively.

                    ABSOLUTE TOWING AND TRANSPORTING, INC.

(5) INCOME TAXES

  Income tax expense (benefit) for the years ended December 31, 1996 and 1997 consists of:

                                                               1996      1997
                                                             --------  --------
   Current:
     Federal................................................ $ 10,786  $    --
     State..................................................      800       800
                                                             --------  --------
                                                               11,586       800
   Deferred.................................................  (24,253)  (24,895)
                                                             --------  --------
                                                             $(12,667) $(24,095)
                                                             ========  ========

  The following table reconciles the expected tax expense at the Federal statutory tax rate to the effective tax rate:

                                                              1996      1997
                                                            --------  --------
   Computed expected tax expense........................... $ 23,262  $(29,867)
   Effect of graduated tax rates...........................  (10,018)    6,656
   State income taxes, net of Federal benefit..............    3,695    (1,626)
   Los Angeles Revitalization Zone ("LARZ") credit.........  (33,371)      --
   Non-deductible meals and entertainment expenses.........    3,765       742
                                                            --------  --------
                                                            $(12,667) $(24,095)
                                                            ========  ========

  The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of December 31, 1996 and 1997 are presented below:

                                                               1996     1997
                                                              -------  -------
   Deferred tax assets:
     Los Angeles Revitalization Zone credit.................. $12,927  $12,927
     Net operating loss carryforward.........................     --    20,524
                                                              -------  -------
       Total gross deferred tax assets.......................  12,927   33,451
       Less valuation allowance..............................     --       --
                                                              -------  -------
                                                               12,927   33,451
   Deferred tax liabilities:
     Property and equipment, due to differences in
      depreciation lives and methods.........................  (6,491)  (2,120)
                                                              -------  -------
       Net deferred tax asset................................ $ 6,436  $31,331
                                                              =======  =======

  At December 31, 1995, the net deferred tax liability was $17,817. The net operating loss carryforward of approximately $60,400 expires in 2017 and LARZ credit of approximately $12,900 expires in 2011.

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies, as well as carryback opportunities, in making this assessment. Based upon the level of historical taxable income, projections for future taxable income and carryback opportunities over the periods in which the

                     ABSOLUTE TOWING AND TRANSPORTING, INC.

deferred tax assets are deductible, management believes it is more likely than not Absolute will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future income are reduced.

(6) CONCENTRATION OF BUSINESS RISKS

  For both 1996 and 1997, 99% of Absolute's revenues were derived from one customer. The loss of this customer could significantly effect Absolute's performance.

(7) SUBSEQUENT EVENT

  During February 1998, the stockholder entered into a definitive agreement to sell Absolute to United Road Services, Inc. The sales transaction, affected through a combination of cash and common stock of United Road Service, Inc., is contingent and effective upon the initial public offering of the common stock of United Road Service, Inc. The anticipated selling price of Absolute exceeds its net assets as of December 31, 1997. Certain of the assets of Absolute, in the amount of $65,000, will be retained by the stockholder.

                         INDEPENDENT AUDITORS' REPORT

The Stockholder
Keystone Towing, Inc.:

  We have audited the accompanying balance sheets of Keystone Towing, Inc. ("Keystone") as of December 31, 1996 and 1997, and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of Keystone's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keystone Towing, Inc. as of December 31, 1996 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Albany, New York
January 16, 1998

                             KEYSTONE TOWING, INC.

                                 BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1997

                                                              1996      1997
                                                            -------- ----------
                          ASSETS
Current assets:
  Cash..................................................... $193,165 $   71,634
  Trade accounts receivable................................   97,368    167,192
  Accounts receivable from employees.......................    3,443      2,989
  Inventory................................................   15,000     60,990
  Note receivable--other...................................      --       5,000
  Prepaid and other current assets (note 2)................   47,684     98,111
                                                            -------- ----------
    Total current assets...................................  356,660    405,916
Property and equipment, net (notes 3, 6 and 7).............  598,850  1,038,776
Other non-current assets (note 4)..........................      --      82,256
                                                            -------- ----------
    Total assets........................................... $955,510 $1,526,948
                                                            ======== ==========
           LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Current installments of notes payable (note 6)...........   94,782    278,765
  Borrowings under lines of credit (note 6)................    7,558     73,297
  Current installment of note payable to stockholder (notes
   6 and 10)...............................................   31,724     35,046
  Accounts payable.........................................   88,176    200,779
  Accrued payroll and related costs........................   53,309     52,157
  Payable to affiliate (note 10)...........................      --      40,909
  Other liabilities (note 5)...............................  301,965    326,778
                                                            -------- ----------
    Total current liabilities..............................  577,514  1,007,731
Long-term liabilities:
  Notes payable, excluding current installments (note 6)...  156,940    349,982
  Note payable to stockholder, excluding current
   installments (notes 6 and 10)...........................   50,314     15,268
                                                            -------- ----------
    Total liabilities......................................  784,768  1,372,981
                                                            -------- ----------
Stockholder's equity:
  Common stock, $2.00 par value. Authorized 100,000 shares;
   issued and outstanding 10,000 shares in 1996 and 1997...   20,000     20,000
  Retained earnings........................................  150,742    133,967
                                                            -------- ----------
    Total stockholder's equity.............................  170,742    153,967
                                                            -------- ----------
    Total liabilities and stockholder's equity............. $955,510 $1,526,948
                                                            ======== ==========

                See accompanying notes to financial statements.

                             KEYSTONE TOWING, INC.

                            STATEMENTS OF OPERATIONS

                     YEARS ENDED DECEMBER 31, 1996 AND 1997

                                                            1996        1997
                                                         ----------  ----------
Net revenue............................................. $3,369,354  $3,943,073
Cost of revenue.........................................  2,132,646   2,606,452
                                                         ----------  ----------
    Gross profit........................................  1,236,708   1,336,621
Selling, general and administrative expenses............    934,105   1,140,252
                                                         ----------  ----------
    Income from operations..............................    302,603     196,369
                                                         ----------  ----------
Other income (expense):
  Interest expense......................................    (28,067)    (71,451)
  Interest income.......................................      2,534       1,556
  Gain on sale of assets................................        --       36,275
  Other (note 10).......................................        --       76,312
                                                         ----------  ----------
    Net income.......................................... $  277,070  $  239,061
                                                         ==========  ==========


                See accompanying notes to financial statements.

                             KEYSTONE TOWING, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                     YEARS ENDED DECEMBER 31, 1996 AND 1997

                                                                       TOTAL
                                                 COMMON RETAINED   STOCKHOLDER'S
                                                 STOCK  EARNINGS      EQUITY
                                                 ------ ---------  -------------
Balance at December 31, 1995.................... 20,000 $  88,465    $ 108,465
Net income--1996................................    --    277,070      277,070
Owner Distribution..............................    --   (214,793)    (214,793)
                                                 ------ ---------    ---------
Balance at December 31, 1996.................... 20,000   150,742      170,742
Net income--1997................................    --    239,061      239,061
Owner distribution..............................    --   (255,836)    (255,836)
                                                 ------ ---------    ---------
Balance at December 31, 1997.................... 20,000 $ 133,967    $ 153,967
                                                 ====== =========    =========



                See accompanying notes to financial statements.

                             KEYSTONE TOWING, INC.

                            STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                            1996       1997
                                                          ---------  ---------
Cash flows from operating activities:
  Net income............................................. $ 277,070  $ 239,061
  Adjustments to reconcile net income to net cash
   provided by operating activities, net of effects of
   acquisitions:
    Depreciation and amortization........................   155,367    280,075
    Gain on sale of assets...............................       --     (36,275)
    Increase in trade accounts receivable................   (11,892)   (69,824)
    Decrease (increase) in accounts receivable from
     employees...........................................    (2,015)       454
    Increase in inventory................................    (5,000)   (45,990)
    (Increase) decrease in prepaid and other current
     assets..............................................    10,619    (50,427)
    Increase in accounts payable.........................    48,580    112,603
    (Decrease) increase in accrued payroll and related
     costs...............................................    16,970     (1,152)
    Increase in payable to affiliate.....................       --      40,909
    Increase in other liabilities........................    44,984     24,813
                                                          ---------  ---------
      Net cash provided by operating activities..........   534,683    494,247
                                                          ---------  ---------
Cash flows from investing activities:
  Purchases of property and equipment....................   (97,818)  (396,324)
  Proceeds from sale of assets...........................       --      40,000
  (Increase) decrease in note receivable--other..........    24,351     (5,000)
                                                          ---------  ---------
      Net cash used in investing activities..............   (73,467)  (361,324)
                                                          ---------  ---------
Cash flows from financing activities:
  Proceeds from long-term debt...........................       --      13,289
  Principal payments on long-term debt...................  (146,768)   (77,646)
  Borrowings on line of credit, net......................     7,557     65,739
  Owner distributions....................................  (214,793)  (255,836)
                                                          ---------  ---------
      Net cash used in financing activities..............  (354,004)  (254,454)
                                                          ---------  ---------
Net (decrease) increase in cash..........................   107,212   (121,531)
Cash at beginning of year................................    85,953    193,165
                                                          ---------  ---------
Cash at end of year...................................... $ 193,165  $  71,634
                                                          =========  =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest............................................. $  28,067  $  71,451
                                                          =========  =========

                See accompanying notes to financial statements.

                             KEYSTONE TOWING, INC.

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1996 AND 1997

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Description of Business

  Keystone Towing, Inc. ("Keystone") was founded in 1988. Keystone's primary business is towing, impounding and storing vehicles for municipal, governmental and commercial customers in Southern California. Keystone has one facility in Los Angeles. It operates approximately 20 vehicles. Keystone became an S-corporation under California law on June 3, 1993.

 (b) Revenue Recognition

  Keystone operates as one segment related to transportation of vehicles and equipment for customers.

  Keystone's revenue is derived from customers who require a towing service, fees related to the storage of vehicles that have been towed, and auction sales of unclaimed vehicles. Towing revenue is recognized at the completion of each towing engagement, storage fees are accrued over the period the vehicles are held in the impound facility, and revenue from auction sales are recorded when title to the vehicles has been transferred. Expenses related to the generation of revenue are recognized as incurred.

 (c) Inventories

  Inventories consist primarily of spare parts used for repair and maintenance of transportation equipment. Inventories are stated at the lower of cost or market.

 (d) Property and Equipment

  Property and equipment are stated at cost. Depreciation is determined for financial statement and tax purposes using the double-declining balance method over the estimated useful lives of the individual assets or, for leasehold improvements, over the terms of the related leases if shorter. For financial statement purposes, Keystone provides for depreciation of property and equipment over the following estimated useful lives:

   Automobiles and transportation equipment..........................    5 years
   Furniture and fixtures............................................  5-7 years
   Machinery and equipment...........................................  5-7 years
   Leasehold improvements............................................ 7-39 years

 (e) Fair Value of Financial Instruments

  Due to the short-term nature of various financial instruments and the current incremental borrowing rates available to Keystone on bank loans with similar terms and maturities, the fair value of Keystone's financial instruments approximates their carrying values.

 (f) Income Taxes

  Effective June 3, 1993, Keystone elected to file its Federal income tax returns under the S-corporation provisions of the Internal Revenue Code and was granted S-corporation status for California state tax purposes. In accordance with the Federal provisions, corporate earnings flow through and are taxed solely at the stockholder level.

                             KEYSTONE TOWING, INC.

  Under the provisions of the California franchise tax law, S-corporation earnings are assessed a 1.5% surtax at the corporate level and flow through to the stockholder to be taxed at the individual level. Accordingly, no income tax expense has been recorded for the years ended December 31, 1996 and 1997.

 (g) Use of Estimates

  Management of Keystone has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) PREPAID AND OTHER CURRENT ASSETS

  Prepaid and other current assets as of December 31, 1996 and 1997 consist of:

                                                                 1996    1997
                                                                ------- -------
   Prepaid insurance........................................... $ 6,750 $13,549
   Prepaid vehicle registration................................     --   22,010
   Miscellaneous deposits......................................  32,304  39,657
   Prepaid property taxes......................................   3,432   2,631
   Other.......................................................   5,198  20,264
                                                                ------- -------
                                                                $47,684 $98,111
                                                                ======= =======

(3) PROPERTY AND EQUIPMENT

  Property and equipment at December 31, 1996 and 1997 consists of the following:

                                                            1996        1997
                                                         ----------  ----------
   Automobiles and transportation equipment............. $  578,891  $1,025,234
   Furniture and fixtures...............................    129,592     144,361
   Machinery and equipment..............................    240,653     270,163
   Leasehold improvements...............................    273,137     460,641
                                                         ----------  ----------
     Total..............................................  1,222,273   1,900,399
   Less accumulated depreciation and amortization.......   (623,423)   (861,623)
                                                         ----------  ----------
                                                         $  598,850  $1,038,776
                                                         ==========  ==========

  Depreciation and amortization of property and equipment in 1996 and 1997 totaled $155,367 and $274,259, respectively.

(4) OTHER NON-CURRENT ASSETS

  Other non-current assets at December 31, 1997 consist of the following (see note 8):

   Goodwill............................................................ $85,572
   Covenant-not-to-compete.............................................   2,500
                                                                        -------
     Total.............................................................  88,072
   Less accumulated amortization.......................................  (5,816)
                                                                        -------
                                                                        $82,256
                                                                        =======

                             KEYSTONE TOWING, INC.

  Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, and covenant-not-to-compete are amortized on a straight-line basis over fifteen and five years, respectively. Amortization expense for other non-current assets totaled $5,816 in 1997.

(5) OTHER LIABILITIES

  Other liabilities at December 31, 1996 and 1997 consist of:

                                                                1996     1997
                                                              -------- --------
   Retirement savings plan payable........................... $ 70,964 $125,261
   Parking and other taxes payable(a)........................  123,647  107,734
   Lien sale payable(b)......................................   75,299   87,938
   Insurance premiums payable................................    3,745    4,220
   Other.....................................................   28,310    1,625
                                                              -------- --------
                                                              $301,965 $326,778
                                                              ======== ========

--------
(a) Parking and other taxes payable consist primarily of obligations to remit standard parking fees to the City of Los Angeles.
(b) Lien sale payables arise from Keystone's obligation to remit to the state a portion of proceeds generated by the sale of cars impounded by Keystone but left unclaimed.

(6) INDEBTEDNESS

  Keystone has available a $75,000 line of credit with a bank, expiring January 16, 1998. Interest is payable at 10.5%. Total borrowings under this unsecured line of credit as of December 31, 1996 and 1997 amounted to $7,558 and $73,297, respectively.

  Keystone's long-term debt at December 31, 1996 and 1997 consists of:

                                                             1996       1997
                                                           ---------  ---------
   Note payable to stockholder, payable in monthly
    installments of $3,208, including interest at 10.06%,
    maturing May 1999....................................  $  82,038  $  50,314
   Notes payable to banks for various property and
    equipment, payable in monthly installments ranging
    from $427 to $5,527, including interest ranging from
    8 1/2% to 11%, and maturing at dates ranging from
    January, 1998 to April, 2002. Secured by the related
    assets...............................................    209,136    599,407
   Borrowings under a capital lease agreement, payable in
    monthly installments of $1,492, including interest at
    11%, maturing October 1999. Secured by the related
    asset ...............................................     42,586     29,340
                                                           ---------  ---------
       Total long-term debt..............................    333,760    679,061
     Less installments due within one year...............   (126,506)  (313,811)
                                                           ---------  ---------
       Long-term debt, excluding current installments....  $ 207,254  $ 365,250
                                                           =========  =========

                             KEYSTONE TOWING, INC.

  Annual maturities for the next five years are as follows:

   1998................................................................ $313,811
   1999................................................................  176,125
   2000................................................................  109,042
   2001................................................................   72,782
   2002................................................................    7,301
                                                                        --------
                                                                        $679,061
                                                                        ========

(7) LEASES

  Keystone leases the building used for its operations under a non-cancelable lease agreement. The lease is classified as an operating lease. The agreement provides for monthly rental payment of $39,630 through January 2002. Keystone is responsible for all operating costs related to the property. Total rent expense, including common area maintenance charges, for 1996 and 1997 was $488,000 and $504,000, respectively.

  Keystone is obligated under a capital lease for transportation equipment that expires in October 1999. The capital lease obligation is included in the long-term debt table and schedule of maturities in note 6.

  Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1997 are:

   1998.............................................................. $  475,560
   1999..............................................................    475,560
   2000..............................................................    475,560
   2001..............................................................    475,560
   2002..............................................................    475,560
                                                                      ----------
                                                                      $2,377,800
                                                                      ==========

(8) NON-CASH TRANSACTIONS

  During March 1997, Keystone acquired, under the purchase method of accounting, certain assets of a competitor for consideration of $203,702 in the form of assumed liabilities of the selling party. The assets acquired were recorded at their estimated fair value of $115,000. In addition, Keystone secured a five year non-competition agreement from the selling party valued at $2,500. The difference between the consideration given and the fair value of assets acquired was recorded as goodwill in the amount of $85,572 (see note
4).

  During 1997, Keystone leased $205,956 of various automobile and transportation equipment through several lending institutions (see note 6).

(9) EMPLOYEE BENEFITS

  Keystone has a retirement savings and disability plan pursuant to section 414(i) of the Internal Revenue Code that is available to all employees who have at least 1,000 hours of service to Keystone during the plan year and are employed on the last day of the year. This discretionary contribution plan allows the employer discretion as to the amount to be contributed each year. Keystone's contribution payable, included in other accrued liabilities on the accompanying balance sheet, amounted to $70,964 and $125,261 as of December 31, 1996 and 1997, respectively (see note 5).

                             KEYSTONE TOWING, INC.

(10) RELATED PARTY TRANSACTIONS

  Keystone is indebted to the sole stockholder under an unsecured note, bearing interest at 10.06% per annum (see note 6).

  In the normal course of business Keystone performs subcontract towing services for a related party company owned by another related party. Keystone recognizes revenue on the towing services performed on behalf of the related party net of subcontract expenses. The net revenue, recognized on subcontract towing services performed amounted to approximately $17,000 and $19,000 for 1996 and 1997, respectively, and is included in net revenue on the statements of operations. Additionally, Keystone recognized management fee income for services performed on behalf of the related party company. Management fee income amounted to approximately $0 and $16,000 for 1996 and 1997, respectively.

  The owner of Keystone is also a 10% owner of an Official Police Garage ("OPG"). Keystone recognizes management fee income for services performed on behalf of the related party company. Management fee income amounted to approximately $0 and $60,000 for 1996 and 1997, respectively.

  The payable to related party of $40,909 on the accompanying balance sheet as of December 31, 1997 represents miscellaneous obligations to the OPG discussed above.

(11) CONTINGENT LIABILITIES

  Various legal claims arise against Keystone during the normal course of business. In the opinion of management, liabilities, if any, arising from proceedings would not have a material effect on the financial statements.

(12) CONCENTRATION OF BUSINESS RISKS

  Revenue generated from Keystone's exclusive agreement with the LAPD discussed in note 1 represented approximately 30% of total revenues in 1996 and 27% in 1997. The loss of such business could significantly effect Keystone's performance.

(13) SUBSEQUENT EVENT

  During February 1998, the stockholder entered into a definitive agreement to sell Keystone to United Road Services, Inc. The sales transaction, affected through a combination of cash and common stock of United Road Services, Inc., is contingent and effective upon the initial public offering of the common stock of United Road Services, Inc. The anticipated selling price of Keystone exceeds its net assets as of December 31, 1997. Prior to the sale of Keystone, the stockholder intends to take a distribution of not more than $150,000.

                         INDEPENDENT AUDITORS' REPORT

The Stockholder
ASC Transportation Services:

  We have audited the accompanying consolidated balance sheet of ASC Transportation Services and subsidiary (Auto Service Center d/b/a ASC Truck Service) ("Auto Service") as of December 31, 1997, and the related consolidated statements of operations, stockholder's deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of Auto Service's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASC Transportation Services and subsidiary (Auto Service Center d/b/a ASC Truck Service) as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Albany, New York
February 10, 1998

                   ASC TRANSPORTATION SERVICES AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1997

                              ASSETS
Current assets:
  Cash............................................................. $  138,213
  Trade accounts receivable........................................    225,364
  Due from employees...............................................        715
  Accounts receivable--other.......................................      4,977
  Inventories......................................................     18,167
  Prepaid expenses.................................................     69,535
                                                                    ----------
    Total current assets...........................................    456,971
Property and equipment, net (notes 2 and 4)........................    806,503
Other assets.......................................................     10,986
                                                                    ----------
    Total assets................................................... $1,274,460
                                                                    ==========
               LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Current installments of long-term debt (note 3).................. $   20,275
  Current installments of obligations under capital leases (note
   4)..............................................................    247,845
  Accounts payable.................................................    121,245
  Accrued payroll and related costs................................     45,759
  Income taxes payable (note 5)....................................     62,051
  Other accrued liabilities........................................     16,961
                                                                    ----------
    Total current liabilities......................................    514,136
Long-term liabilities:
  Long-term debt, excluding current installments (note 3)..........    209,326
  Obligations under capital leases, excluding current installments
   (note 4)........................................................    491,680
  Deferred income taxes (note 5)...................................     82,965
                                                                    ----------
    Total liabilities..............................................  1,298,107
                                                                    ----------
Stockholders' deficit:
  Common stock, no par value. Authorized 10,000 shares; issued and
   outstanding 25 shares...........................................     24,000
  Additional paid-in capital.......................................     33,325
  Accumulated deficit..............................................    (80,972)
                                                                    ----------
    Total stockholders' deficit....................................    (23,647)
                                                                    ----------
    Total liabilities and stockholders' deficit.................... $1,274,460
                                                                    ==========

        See accompanying notes to the consolidated financial statements.

                   ASC TRANSPORTATION SERVICES AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1997

Net revenue......................................................... $3,310,464
Cost of revenue.....................................................  2,364,355
                                                                     ----------
    Gross profit....................................................    946,109
Selling, general, and administrative expenses.......................    764,778
                                                                     ----------
    Income from operations..........................................    181,331
                                                                     ----------
Other income (expense):
  Interest expense..................................................    (71,947)
  Gain on sale of assets............................................     18,670
  Other.............................................................     34,834
                                                                     ----------
    Income before income taxes......................................    162,888
Income tax expense (note 5).........................................     49,096
                                                                     ----------
    Net income...................................................... $  113,792
                                                                     ==========


        See accompanying notes to the consolidated financial statements.

                   ASC TRANSPORTATION SERVICES AND SUBSIDIARY

                CONSOLIDATED STATEMENT OF STOCKHOLDER'S DEFICIT

                          YEAR ENDED DECEMBER 31, 1997

                                            ADDITIONAL                 TOTAL
                                    COMMON   PAID-IN   ACCUMULATED STOCKHOLDER'S
                                     STOCK   CAPITAL     DEFICIT      DEFICIT
                                    ------- ---------- ----------- -------------
Balance at December 31, 1996....... $24,000   33,325    (194,764)    (137,439)
Net income--1997...................      --       --     113,792      113,792
                                    -------   ------    --------     --------
Balance at December 31, 1997....... $24,000   33,325     (80,972)     (23,647)
                                    =======   ======    ========     ========



        See accompanying notes to the consolidated financial statements.

                   ASC TRANSPORTATION SERVICES AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1997

Cash flows from operating activities:
  Net income........................................................ $ 113,792
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization...................................   177,150
    Deferred income taxes...........................................    (6,786)
    Gain on sale of property and equipment..........................   (18,670)
    Increase in trade accounts receivable...........................   (88,313)
    Increase in due from employees..................................    (1,376)
    Increase in accounts receivable--other..........................    (1,366)
    Increase in inventories.........................................    (5,006)
    Decrease in prepaid expenses....................................    28,383
    Decrease in accounts payable....................................   (11,932)
    Increase in accrued payroll and related costs...................    17,020
    Increase in income taxes payable................................    38,517
    Increase in other accrued liabilities...........................     7,191
                                                                     ---------
      Net cash provided by operating activities.....................   248,604
                                                                     ---------
Cash flows from investing activities:
  Purchases of property and equipment...............................  (268,647)
  Proceeds from sale of property and equipment......................    52,938
                                                                     ---------
      Net cash used in investing activities.........................  (215,709)
                                                                     ---------
Cash flows from financing activities:
  Proceeds from long-term debt......................................   240,673
  Principal payments on long-term debt and capital leases...........  (211,134)
                                                                     ---------
      Net cash provided by financing activities.....................    29,539
                                                                     ---------
Net increase in cash................................................    62,434
Cash at beginning of year...........................................    75,779
                                                                     ---------
Cash at end of year................................................. $ 138,213
                                                                     =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest........................................................ $  72,183
                                                                     =========
    Income taxes.................................................... $  17,660
                                                                     =========

        See accompanying notes to the consolidated financial statements.

                  ASC TRANSPORTATION SERVICES AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1997

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Description of Business

  ASC Transportation Services and its wholly-owned subsidiary, Auto Service Center (d/b/a ASC Truck Service), collectively referred to herein as "Auto Service", and was founded in 1956, is a commercial and police towing company with two facilities based in Sacramento, California. One facility concentrates in the towing of commercial and personal vehicles primarily contracting with law enforcement agencies and motor clubs. The other location concentrates on the towing of larger commercial vehicles and maintains a repair shop also for commercial vehicles. It operates approximately 20 vehicles.

 (b) Principles of Consolidation

  The consolidated financial statements include the financial statements of ASC Transportation Services and its wholly-owned subsidiary, Auto Service Center. All significant intercompany balances and transactions have been eliminated in consolidation.

 (c) Revenue Recognition

  Auto Service operates as one segment related to the transportation of vehicles and equipment for customers.

  Auto Service's revenue is derived from customers who require a towing service, transport of vehicles and equipment, and fees related to the repair of vehicles that have been towed. Towing revenue is recognized at the completion of each towing engagement, transport revenue is recognized upon the delivery of the vehicles and equipment to their final destination, and repair fees are recorded when the service is performed. Expenses related to the generation of revenue are recognized as incurred.

 (d) Inventories

  Inventories consist principally of spare parts used for repair and maintenance. Inventories are stated at the lower of cost or market.

 (e) Property and Equipment

  Property and equipment are stated at cost. Depreciation is determined for financial statement purposes using the straight-line method over the estimated useful lives of the individual assets or, for leasehold improvements, over the terms of the related leases if shorter. Accelerated methods of depreciation have been used for income tax purposes. For financial statement purposes, Auto Service provides for depreciation of property and equipment over the following estimated useful lives:

   Transportation and towing equipment...............................    5 years
   Machinery and other equipment.....................................    7 years
   Leasehold improvements............................................ 7-20 years
   Furniture and fixtures............................................    7 years

 (f) Fair Value of Financial Instruments

  Due to the short-term nature of various financial instruments and the current incremental borrowing rates available to Auto Service on bank loans with similar terms and maturities, the fair value of Auto Service's financial instruments approximates their carrying values.

                  ASC TRANSPORTATION SERVICES AND SUBSIDIARY

 (g) Income Taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (h) Use of Estimates

  Management of Auto Service has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) PROPERTY AND EQUIPMENT

  Property and equipment at December 31, 1997 consists of the following:

   Transportation and towing equipment.............................. $1,425,655
   Machinery and other equipment....................................    169,403
   Leasehold improvements...........................................     29,614
   Furniture and fixtures...........................................     39,175
                                                                     ----------
   Total............................................................  1,663,847
   Less accumulated depreciation and amortization...................   (857,344)
                                                                     ----------
                                                                     $  806,503
                                                                     ==========

  Depreciation and amortization of property and equipment in 1997 totaled $177,150.

(3) INDEBTEDNESS

  Auto Service's long-term debt consisted of the following at December 31, 1997:

   Note payable to bank, payable in monthly installments of $1,042, including interest at 10.5%, maturing August 1998..............  $  8,333
   Note payable to unrelated individuals payable in monthly
    installments of $2,794, including interest at 10%, maturing
    November 2008. Guaranteed by the owners of Auto Service and secured by a Pledge Agreement for all authorized shares of
    stock of Auto Service..........................................   221,268
                                                                     --------
     Total long-term debt..........................................   229,601
   Less installments due within one year...........................   (20,275)
                                                                     --------
     Long-term debt, excluding current installments................  $209,326
                                                                     ========

                  ASC TRANSPORTATION SERVICES AND SUBSIDIARY

  Annual maturities of long-term debt for the next five years and thereafter are as follows:

   1998................................................................ $ 20,275
   1999................................................................   13,193
   2000................................................................   14,574
   2001................................................................   16,100
   2002................................................................   17,786
   Thereafter..........................................................  147,673
                                                                        --------
                                                                        $229,601
                                                                        ========

(4) LEASES

  Auto Service is obligated under various capital leases for vehicles, equipment and furniture and fixtures that expire at various dates ranging between January 1998 to August 2003.

  Auto Service is obligated to the stockholder under a capital lease for a vehicle through December 1999.

  Following is a summary of property and equipment held under the capital leases at December 31, 1997.

   Transportation and towing equipment.............................. $1,136,544
   Other equipment..................................................     55,350
   Furniture and fixtures...........................................     18,240
                                                                     ----------
                                                                      1,210,134
   Less accumulated amortization....................................   (519,886)
                                                                     ----------
                                                                     $  690,248
                                                                     ==========

  Auto Service leases the office building and a vehicle used for its operations from the stockholder. These leases are classified as operating leases and have been included in the data presented below. The building lease is for an initial three-year term expiring in May 1998 with an option to renew for five years. The lease was renewed on January 1997 and expires April 2003. The vehicle lease has indefinite terms with a 30 day notice. Auto Service is responsible for all operating costs related to these properties.

  Auto Service also leases another building used for its operations from an unrelated party. This lease is classified as an operating lease and is included in the data presented below. The lease expires October 2002.

  Total rent expense for 1997 was $151,393, including $64,654 paid to the stockholder.

  Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 1997 are:

                                                             CAPITAL   OPERATING
                                                              LEASES    LEASES
                                                             --------  ---------
   1998..................................................... $310,859   106,800
   1999.....................................................  253,159   106,800
   2000.....................................................  132,122   106,800
   2001.....................................................   85,626   106,800
   2002.....................................................   68,505    98,500
   Thereafter...............................................   28,795    19,000
                                                             --------   -------
     Total..................................................  879,066   544,700
                                                                        =======
   Less amount representing interest........................ (139,541)
                                                             --------
   Present value of net minimum capital lease payments...... $739,525
                                                             ========

                  ASC TRANSPORTATION SERVICES AND SUBSIDIARY

(5) INCOME TAXES

  Income tax expense for the year ended December 31, 1997 consists of:

     Current:
       Federal......................................................... $42,934
       State...........................................................  12,948
                                                                        -------
                                                                         55,882
     Deferred..........................................................  (6,786)
                                                                        -------
                                                                        $49,096
                                                                        =======

  The following table reconciles the expected tax expense at the Federal statutory tax rate to the effective tax rate.

     Computed expected tax expense.................................... $ 55,382
     State income taxes, net of Federal benefit.......................    8,546
     Meals and entertainment..........................................    1,372
     Adjustment to prior years' taxes.................................  (17,770)
     Other............................................................    1,566
                                                                       --------
                                                                       $ 49,096
                                                                       ========

  The tax effects of temporary differences that give rise to deferred tax liabilities as of December 31, 1997 are presented below:

     Deferred tax liability:
       Property and equipment, due to differences in depreciation lives and methods....................................................  $82,965
                                                                         -------
         Net deferred tax liability....................................  $82,965
                                                                         =======

  At December 31, 1996, the net deferred tax liability was $89,751 and there was no recorded valuation allowance.

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies, as well as carryback opportunities, in making this assessment. Based upon the level of historical taxable income, projections for future taxable income and carryback opportunities over the periods in which the deferred tax assets are deductible, management believes it is more likely than not Auto Service will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

(6) NON-CASH TRANSACTIONS

  During 1997, Auto Service leased $66,561 of certain vehicles through lending institutions.

                  ASC TRANSPORTATION SERVICES AND SUBSIDIARY

(7) CONCENTRATION OF BUSINESS RISKS

  For 1997, 33% of Auto Service's revenues were derived from one customer. The loss of this customer could significantly effect Auto Service's performance.

(8) SUBSEQUENT EVENT

  During February 1998, the stockholder entered into a definitive agreement to sell Auto Service to United Road Services, Inc. The sales transaction, affected through a combination of cash and common stock of United Road Service, Inc., is contingent and effective upon the initial public offering of the common stock of United Road Service, Inc. The anticipated selling price of Auto Service exceeds its net assets as of December 31, 1997.

  Concurrently with the acquisition, United Road Service, Inc. will enter into agreements with the stockholder to lease land and buildings used in Auto Service's operations for negotiated amounts and terms.

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  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
The Company...............................................................   15
Use of Proceeds...........................................................   17
Dividend Policy...........................................................   17
Capitalization............................................................   18
Dilution..................................................................   19
Selected Financial Data...................................................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   32
Management................................................................   39
Certain Transactions......................................................   41
Principal Stockholders....................................................   45
Description of Capital Stock..............................................   46
Shares Eligible for Future Sale...........................................   49
Underwriting..............................................................   50
Legal Matters.............................................................   51
Experts...................................................................   52
Additional Information....................................................   52
Index to Financial Statements.............................................  F-l

                                  -----------

  UNTIL          (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                               5,500,000 SHARES

                                     [LOGO] UNITED ROAD
                                            SERVICES INC.

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                          CREDIT SUISSE FIRST BOSTON

                        BANCAMERICA ROBERTSON STEPHENS

                                          , 1998

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                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

  ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of the Common Stock being registered hereby, other than underwriting commissions and discounts.

                                   ITEM                                AMOUNT
                                   ----                               --------
      SEC registration fee........................................... $ 24,256
      NASD approval fees and expenses................................   12,628
      Nasdaq National Market Listing Fee.............................   81,625
      Printing and engraving expenses................................   75,000*
      Legal fees and expenses........................................  180,000*
      Accounting fees and expenses...................................  375,000*
      Transfer Agent and Registrar fees..............................    4,000*
      Miscellaneous expenses.........................................        0
                                                                      --------
        Total........................................................ $752,509*
                                                                      ========

     --------
     * Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS,

  The Company has included in its Certificate of Incorporation and Bylaws provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the General Corporation Law of the State of Delaware (the "DGCL") and (ii) indemnify its directors and officers to the fullest extent permitted by the DGCL, including circumstances in which indemnification is otherwise discretionary.

  Section 145 of the DGCL permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by each in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses (including attorneys' fees) actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

  The Company has entered into Indemnification Agreements with its directors and certain key officers pursuant to which the Company is generally obligated to indemnify its directors and such officers to the full extent permitted by the DGCL as described above.

  The Company intends to purchase insurance for its directors and officers indemnifying them against certain civil liabilities, including liabilities under the federal securities laws, which might be incurred by them in such capacity.

  The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Company, its directors and officers, and by the Company of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), and affords certain rights of contribution with respect thereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The information in this Item 15 gives effect to a 100-for-1 split of the Common Stock effected on December 29, 1997 and a 3.72-for-1 split of the Common Stock effected on February 23, 1998.

  Since its incorporation in July 1997, the Registrant has issued and sold the following unregistered securities the purchasers of which were all accredited investors:

    (1) In August 1997, in connection with its formation, the Company issued 930,000 shares of Common Stock to each of Mark McKinney and Ross Berner for aggregate cash consideration of $50,000.

    (2) In November 1997, pursuant to a Stock Purchase and Restriction Agreement between the Company and Edward T. Sheehan, the Company issued 744,000 shares of Common Stock to Mr. Sheehan for cash consideration of $20,000.

    (3) In January 1998, the Company issued an aggregate of 218,736 shares of Common Stock to private investors for cash consideration of $735,000. Such shares were issued pursuant to Subscription Agreements between the Company and each of the investors.

  The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were attached to the share certificates issued in such transactions.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS

 NUMBER                         DESCRIPTION OF DOCUMENT
 ------                         -----------------------
 1.1    Form of Underwriting Agreement.*
 2.1    Agreement and Plan of Reorganization dated as of February 23, 1998, by and among the Company, Northland Auto Transporters, Inc. and the
        Stockholders named therein.(1)
 2.2    Agreement and Plan of Reorganization dated as of February 23, 1998, by and among the Company, Northland Fleet Leasing, Inc. and the
        Stockholders named therein.(1)
 2.3    Agreement and Plan of Reorganization dated as of February 23, 1998, by and among the Company, Falcon Towing and Auto Delivery, Inc. and the
        Stockholder named therein.(1)
 2.4    Agreement and Plan of Reorganization dated as of February 23, 1998, by and among the Company, Smith-Christensen Enterprises, Inc. and City
        Towing, Inc. and the Stockholder named therein.(1)
 2.5    Agreement and Plan of Reorganization dated as of February 23, 1998, by and among the Company, Caron Auto Works, Inc. and the Stockholders
        named therein.(1)
 2.6    Agreement and Plan of Reorganization dated as of February 23, 1998, by and among the Company, Caron Auto Brokers, Inc. and the Stockholders
        named therein.(1)
 2.7    Agreement and Plan of Reorganization dated as of February 23, 1998, by and among the Company, Absolute Towing and Transporting, Inc. and the
        Stockholder named therein.(1)
 2.8    Agreement and Plan of Reorganization dated as of February 23, 1998, by and among the Company, Keystone Towing, Inc. and the Stockholder named therein.(1)
 2.9    Agreement and Plan of Reorganization dated as of February 23, 1998, by and among the Company, ASC Transportation Services, Auto Service Center
        and the Stockholders named therein.(1)

 NUMBER                         DESCRIPTION OF DOCUMENT
 ------                         -----------------------
  2.10  Agreement and Plan of Reorganization dated as of February 23, 1998, by and among the Company, Silver State Tow & Recovery, Inc. and the
        Stockholder named therein.(1)
  3.1   Amended and Restated Certificate of Incorporation of the Company.
  3.2   Amended and Restated Bylaws of the Company.
  4.1   Specimen Common Stock Certificate.*
  5.1   Opinion of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A
        Professional Corporation, as to the validity of the issuance of the securities registered hereby.*
 10.1   United Road Services, Inc. 1998 Stock Option Plan.
 10.2   Form of Stock Purchase and Restriction Agreement between the Company and Edward Sheehan.
 10.3   Form of Employment Agreement between the Company and Edward T. Sheehan.
 10.4   Form of Employment Agreement between the Company and Mark McKinney.
 10.5   Form of Employment Agreement between the Company and Ross Berner.
 10.6   Form of Employment Agreement between the Company and Allan D. Pass.
 10.7   Form of Employment Agreement between the Company and Donald J. Marr.
 10.8   Form of Employment Agreement between the Company and Edward Morawski.*
 10.9   Form of Consulting Agreement between the Company and Todd Q. Smart.*
 10.10  Form of Consulting Agreement between the Company and Mark Henninger.*
 10.11  Form of Promissory Note between the Company and Mark McKinney.
 10.12  Form of Promissory Note between the Company and Ross Berner.
 10.13  Form of Registration Rights Agreement between the Company and
        Stockholders named therein.*
 10.14  Form of Indemnification Agreement.*
 24.1   Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A
        Professional Corporation (included in Exhibit 5.1).
 24.2   Consent of KPMG Peat Marwick LLP.
 25.1   Powers of Attorney (included on signature page).
 99.1   Consent of Grace M. Hawkins to be named as a director.
 99.2   Consent of Mark Henninger to be named as a director.
 99.3   Consent of Donald F. Moorehead, Jr. to be named as a director.
 99.4   Consent of Edward Morawski to be named as a director.
 99.5   Consent of Todd Q. Smart to be named as a director.
 99.6   Consent of Edward Smith to be named as a director.

--------
*To be filed by amendment.
(1) Upon request, the Company will furnish supplementally to the Securities and Exchange Commission a copy of omitted schedules.

  (b) FINANCIAL STATEMENT SCHEDULES

  All schedules are omitted because they are inapplicable or the requested information is shown in the financial statements of the registrant or related notes thereto.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (5) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therewith, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albany, State of New
York, on the       day of              , 1998.

                                          United Road Services, Inc.

                                          By: /s/ Edward T. Sheehan
                                              ---------------------------------
                                                 EDWARD T. SHEEHAN
                                                 CHAIRMAN OF THE BOARD,
                                                 CHIEF EXECUTIVE OFFICER
                                                 AND SECRETARY

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Edward T. Sheehan and Mark McKinney and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person. Hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        SIGNATURE                          TITLE                DATE

  /s/ Edward T. Sheehan          Chairman of the Board                   , 1998
-------------------------        Chief Executive Officer,
    EDWARD T. SHEEHAN            and Secretary (Principal
                                 Executive Officer)

   /s/ Donald J. Marr            Senior Vice President                   , 1998
-------------------------        and Chief Financial
     DONALD J. MARR              Officer (Principal
                                 Financial and Accounting
                                 Officer)

     /s/ Ross Berner             Director                                , 1998
-------------------------
     ROSS BERNER

    /s/ Mark McKinney            Director                                , 1998
-------------------------
    MARK MCKINNEY